Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May, 2017

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Individual and Consolidated Interim Financial Information for the Three-Month Period Ended March 31, 2017 Report on Review of Interim Financial Information
2.	1Q17 Earnings release
3.	Board of Directors Minutes

(Convenience Translation into English from

the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Individual and Consolidated

Interim Financial Information

for the Three-Month Period

Ended March 31, 2017 and

Report on Review of Interim

Financial Information

KPMG Auditores Independentes

Ultrapar Participações S.A. and Subsidiaries

Individual and Consolidated

Interim Financial Information

for the Three-Month Period Ended March 31, 2017

Table of Contents

Report on the Review of Quarterly Information	3 – 4

Balance Sheets	5 – 6

Income Statements	7

Statements of Comprehensive Income	8

Statements of Changes in Equity	9 – 10

Statements of Cash Flows—Indirect Method	11 – 12

Statements of Value Added	13

Notes to the Interim Financial Information	14 – 89

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Report on the review of quarterly information - ITR

To the Shareholders, Directors and Management of

Ultrapar Participações S.A.

São Paulo, SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Ultrapar Participações S.A. (“Company”), contained in the Quarterly Financial Information – ITR Form for the quarter ended March 31, 2017, which comprise the balance sheet as of March 31, 2017 and related statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the three-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the interim financial information in accordance with Technical Pronouncement CPC 21(R1) Interim Financial Information and with International Standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, such as for the presentation of these information in a manner consistent with the standards issued by the Brazilian Securities Commission, applicable to the preparation of the Quarterly Financial Information - ITR. Our responsibility is to express a conclusion on these interim financial information based on our review.

Scope of the review

Our review was carried out in accordance with the Brazilian and international review standards for interim information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, issued by the IASB applicable to the preparation of Quarterly Financial Information – ITR and presented in accordance with the standards issued by the Brazilian Securities Commission – CVM.

Other matters

Interim statements of value added

The individual and consolidated statements of value added for the quarter ended March 31, 2017, prepared under the responsibility of the Company’s management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company’s interim financial information. In order to form our conclusion, we evaluated whether these statements are reconciled to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added are not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Corresponding amounts

The corresponding amounts for the balance sheets, individual and consolidated, as of December 31, 2016 were previously audited by other auditors who issued an unqualified opinion dated February 22, 2017. The corresponding amounts for the individual and consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the three-month period ended March 31, 2016 were previously reviewed by other independent auditors who issued an unqualified conclusion dated May 11, 2016. The corresponding amounts for the statements of value added (DVA), both individual and consolidated, for the three-month period ended March 31, 2016, were submitted to the same review procedures by those independent auditors and, based on its review, those auditors issued an unqualified conclusion that nothing has come to their attention of any facts that would lead them to believe that the DVA was not prepared, in all material respects, consistently with the individual and consolidated Quarterly Financial Information taken as whole.

São Paulo, May 10, 2017

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Wagner Bottino

Accountant CRC 1SP196907/O-7

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of March 31, 2017 and December 31, 2016

(In thousands of Brazilian Reais)

		Parent		Consolidated
Assets	Note	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Current assets
Cash and cash equivalents	4	51,487	127,944	3,572,676	4,274,158
Financial investments	4	51,716	1,052	1,172,966	1,412,587
Trade receivables, net	5	—	—	3,524,160	3,502,322
Inventories, net	6	—	—	2,606,544	2,761,207
Recoverable taxes, net	7	23,619	37,620	562,405	541,772
Dividends receivable		8,618	354,150	8,901	8,616
Other receivables		2,314	3,884	82,158	20,573
Trade receivables – insurer’s indemnification	33	—	—	—	366,678
Prepaid expenses, net	10	701	98	156,164	123,883

Total current assets		138,455	524,748	11,685,974	13,011,796
Non-current assets
Financial investments	4	—	—	7,449	15,104
Trade receivables, net	5	—	—	242,929	227,085
Related parties	8.a	756,799	772,425	490	490
Deferred income and social contribution taxes	9.a	25,674	22,462	392,397	417,344
Recoverable taxes, net	7	52,074	35,010	213,188	182,617
Escrow deposits	20.a	148	148	788,854	778,770
Other receivables		—	—	1,049	2,678
Prepaid expenses, net	10	—	—	273,747	222,518

		834,695	830,045	1,920,103	1,846,606
Investments
In subsidiaries	11.a	8,496,110	8,190,100	—	—
In joint-ventures	11.a; 11.b	56,019	45,409	122,706	116,142
In associates	11.c	—	—	22,904	22,731
Other		—	—	2,792	2,814
Property, plant, and equipment, net	12	—	—	5,872,434	5,787,982
Intangible assets, net	13	246,163	246,163	3,400,186	3,371,599

		8,798,292	8,481,672	9,421,022	9,301,268
Total non-current assets		9,632,987	9,311,717	11,341,125	11,147,874

Total assets		9,771,442	9,836,465	23,027,099	24,159,670

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Balance Sheets

as of March 31, 2017 and December 31, 2016

(In thousands of Brazilian Reais)

		Parent		Consolidated
Liabilities	Note	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Current liabilities
Loans	14	—	—	1,456,073	1,821,398
Debentures	14.g	803,978	32,479	1,485,552	651,591
Finance leases	14.i	—	—	2,571	2,615
Trade payables	15	209	330	1,195,338	1,709,653
Salaries and related charges	16	205	204	286,892	362,718
Taxes payable	17	544	726	186,639	171,033
Dividends payable	23.g	11,635	316,848	15,683	320,883
Income and social contribution taxes payable		—	—	24,386	139,981
Post-employment benefits	18.b	—	—	23,645	24,940
Provision for asset retirement obligation	19	—	—	4,812	4,563
Provision for tax, civil, and labor risks	20.a	—	—	51,541	52,694
Trade payables – customers’ indemnification	33	—	—	97,703	99,863
Other payables		2,359	2,359	169,781	102,714
Deferred revenue	21	—	—	22,176	22,300

Total current liabilities		818,930	352,946	5,022,792	5,486,946
Non-current liabilities
Loans	14	—	—	6,753,358	6,800,135
Debentures	14.g	—	799,904	1,295,850	2,095,290
Finance leases	14.i	—	—	45,509	46,101
Related parties	8.a	2,314	679	4,272	4,272
Deferred income and social contribution taxes	9.a	—	—	8,016	7,645
Post-employment benefits	18.b	—	—	123,189	119,811
Provision for asset retirement obligation	19	—	—	73,168	73,001
Provision for tax, civil, and labor risks	20.a	1,295	1,884	637,656	727,088
Deferred revenue	21	—	—	12,782	12,510
Subscription warrants – indemnification	22	161,582	153,429	161,582	153,429
Other payables		—	—	68,595	74,884

Total non-current liabilities		165,191	955,896	9,183,977	10,114,166
Shareholders’ equity
Share capital	23.a	3,838,686	3,838,686	3,838,686	3,838,686
Capital reserve	23.c	555,152	552,038	555,152	552,038
Treasury shares	23.b	(480,194)	(483,879)	(480,194)	(483,879)
Revaluation reserve	23.d	5,277	5,339	5,277	5,339
Profit reserves	23.e	4,466,392	4,466,392	4,466,392	4,466,392
Additional dividends to the minimum mandatory dividends	23.g	—	165,515	—	165,515
Retained earnings		368,222	—	368,222	—
Valuation adjustments	2.c; 2.o; 23.f	24,945	(23,987)	24,945	(23,987)
Cumulative translation adjustments	2.c; 2.r; 23.f	8,841	7,519	8,841	7,519

Shareholders’ equity attributable to:
Shareholders of the Company		8,787,321	8,527,623	8,787,321	8,527,623
Non-controlling interests in subsidiaries		—	—	33,009	30,935

Total shareholders’ equity		8,787,321	8,527,623	8,820,330	8,558,558

Total liabilities and shareholders’ equity		9,771,442	9,836,465	23,027,099	24,159,670

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Income Statements

For the three-month period ended March 31, 2017 and 2016

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	03/31/2017	03/31/2016	03/31/2017	03/31/2016
Net revenue from sales and services	24	—	—	18,727,888	19,524,323
Cost of products and services sold	25	—	—	(17,040,851)	(17,806,080)

Gross profit		—	—	1,687,037	1,718,243
Operating income (expenses)
Selling and marketing	25	—	—	(703,339)	(641,202)
General and administrative	25	—	(3)	(362,578)	(321,820)
Gain (loss) on disposal of property, plant and equipment and intangibles	26	—	—	(6,353)	75
Other operating income, net	27	1	—	56,335	35,426

Operating income before financial income (expenses) and share of profit of subsidiaries, joint ventures and associates		1	(3)	671,102	790,722
Financial income	28	30,754	40,957	164,361	115,129
Financial expenses	28	(36,965)	(58,484)	(285,536)	(331,585)
Share of profit (loss) of subsidiaries, joint ventures and associates	11	372,289	396,838	6,428	(3,267)

Income before income and social contribution taxes		366,079	379,308	556,355	570,999

Income and social contribution taxes
Current	9.b; 9.c	(1,121)	(3,425)	(190,190)	(205,238)
Deferred	9.b	3,212	9,335	4,173	22,092

		2,091	5,910	(186,017)	(183,146)
Net income for the period		368,170	385,218	370,338	387,853

Net income for the period attributable to:
Shareholders of the Company		368,170	385,218	368,170	385,218
Non-controlling interests in subsidiaries		—	—	2,168	2,635
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	29	0.6796	0.7116	0.6796	0.7116
Diluted	29	0.6747	0.7065	0.6747	0.7065

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the three-month period ended March 31, 2017 and 2016

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2017	03/31/2016	03/31/2017	03/31/2016
Net income for the period attributable to shareholders of the Company		368,170	385,218	368,170	385,218
Net income for the period attributable to non-controlling interests in subsidiaries		—	—	2,168	2,635

Net income for the period		368,170	385,218	370,338	387,853

Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments	2.c; 23.f	48,956	(77,328)	48,956	(77,328)
Cumulative translation adjustments, net of hedge of net investments in foreign operations	2.c; 2.r; 23.f	1,322	(36,988)	1,322	(36,988)
Items that are not subsequently reclassified to profit or loss:
Actuarial gains (losses) of post-employment benefits, net	2.o; 23.f	(24)	2,856	(24)	2,856

Total comprehensive income for the period		418,424	273,758	420,592	276,393

Total comprehensive income for the period attributable to shareholders of the Company		418,424	273,758	418,424	273,758
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		—	—	2,168	2,635

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the three-month period ended March 31, 2017 and 2016

(In thousands of Brazilian Reais)

					Profit reserve			Cumulative other comprehensive income					Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2016		3,838,686	552,038	5,339	550,428	2,582,898	1,333,066	(23,987)	7,519	—	(483,879)	165,515	8,527,623	30,935	8,558,558
Net income for the period		—	—	—	—	—	—	—	—	368,170	—	—	368,170	2,168	370,338
Other comprehensive income:
Fair value adjustments of available for sale	2.c; 23.f	—	—	—	—	—	—	48,956	—	—	—	—	48,956	—	48,956
Actuarial losses of post-employment benefits, net	2.o; 23.f	—	—	—	—	—	—	(24)	—	—	—	—	(24)	—	(24)
Currency translation of foreign subsidiaries hedge of net investments in foreign operation	2.c; 2.r; 23.f	—	—	—	—	—	—	—	1,322	—	—	—	1,322	—	1,322

Total comprehensive income for the period		—	—	—	—	—	—	48,932	1,322	368,170	—	—	418,424	2,168	420,592
Sale of treasury shares	8.c; 23.b	—	3,114	—	—	—	—	—	—	—	3,685	—	6,799	—	6,799
Realization of revaluation reserve of subsidiaries	23.d	—	—	(62)	—	—	—	—	—	62	—	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	23.d	—	—	—	—	—	—	—	—	(10)	—	—	(10)	—	(10)
Dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(94)	(94)
Approval of additional dividends by the Shareholders’ Meeting	23.g	—	—	—	—	—	—	—	—	—	—	(165,515)	(165,515)	—	(165,515)

Balance as of March 31, 2017		3,838,686	555,152	5,277	550,428	2,582,898	1,333,066	24,945	8,841	368,222	(480,194)	—	8,787,321	33,009	8,820,330

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the three-month period ended March 31, 2017 and 2016

(In thousands of Brazilian Reais)

					Profit reserve			Cumulative other comprehensive income					Shareholders’ equity attributable to:
	Note	Share capital	Capital reserve	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Retention of profits	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Treasury shares	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated shareholders’ equity
Balance as of December 31, 2015		3,838,686	546,607	5,590	472,350	1,996,583	1,333,066	18,953	66,925	—	(490,881)	157,162	7,945,041	29,088	7,974,129
Net income for the period		—	—	—	—	—	—	—	—	385,218	—	—	385,218	2,635	387,853
Other comprehensive income:
Fair value adjustments of available for sale	2.c; 23.f	—	—	—	—	—	—	(77,328)	—	—	—	—	(77,328)	—	(77,328)
Actuarial gains of post-employment benefits, net	2.o; 23.f	—	—	—	—	—	—	2,856	—	—	—	—	2,856	—	2,856
Currency translation of foreign subsidiaries hedge of net investments in foreign operation	2.c; 2.r; 23.f	—	—	—	—	—	—	—	(36,988)	—	—	—	(36,988)	—	(36,988)

Total comprehensive income for the period		—	—	—	—	—	—	(74,472)	(36,988)	385,218	—	—	273,758	2,635	276,393
Sale of treasury shares	8.c; 23.b	—	5,431	—	—	—	—	—	—	—	7,002	—	12,433	—	12,433
Realization of revaluation reserve of subsidiaries	23.d	—	—	(63)	—	—	—	—	—	63	—	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	23.d	—	—	—	—	—	—	—	—	(11)	—	—	(11)	—	(11)
Dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(40)	(40)
Approval of additional dividends by the Shareholders’ Meeting	23.g	—	—	—	—	—	—	—	—	—	—	(157,162)	(157,162)	—	(157,162)

Balance as of March 31, 2016		3,838,686	552,038	5,527	472,350	1,996,583	1,333,066	(55,519)	29,937	385,270	(483,879)	—	8,074,059	31,683	8,105,742

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows—Indirect Method

For the three-month period ended March 31, 2017 and 2016

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2017	03/31/2016	03/31/2017	03/31/2016
Cash flows from operating activities
Net income for the period		368,170	385,218	370,338	387,853
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	11	(372,289)	(396,838)	(6,428)	3,267
Depreciation and amortization	12; 13	—	—	295,581	270,120
PIS and COFINS credits on depreciation	12; 13	—	—	3,233	3,104
Asset retirement obligation	19	—	—	(525)	(706)
Interest, monetary, and foreign exchange rate variations		35,324	56,584	169,046	38,036
Deferred income and social contribution taxes	9.b	(3,212)	(9,335)	(4,173)	(22,092)
(Gain) loss on disposal of property, plant and equipment and intangibles	26	—	—	6,353	(75)
Others		—	(312)	279	66
Dividends received from subsidiaries and joint-ventures		451,445	469,304	—	—
(Increase) decrease in current assets
Trade receivables	5	—	—	(20,512)	46,213
Inventories	6	—	—	156,407	(214,963)
Recoverable taxes	7	14,001	5,629	(20,633)	110,901
Other receivables		1,570	3,362	305,073	(94,386)
Prepaid expenses	10	(603)	33	(29,167)	(37,738)
Increase (decrease) in current liabilities
Trade payables	15	(121)	(2,615)	(514,315)	(371,649)
Salaries and related charges	16	1	—	(75,826)	(126,449)
Taxes payable	17	(182)	(97)	15,606	(10,432)
Income and social contribution taxes		—	—	169,422	62,853
Post-employment benefits	18.b	—	—	(1,295)	—
Provision for tax, civil, and labor risks	20.a	—	—	(1,153)	5,805
Other payables		—	(1,145)	64,380	(39,542)
Deferred revenue	21	—	—	(124)	(3,867)
(Increase) decrease in non-current assets
Trade receivables	5	—	—	(15,715)	(9,671)
Recoverable taxes	7	(17,064)	(8,669)	(30,571)	4,355
Escrow deposits		—	—	(10,084)	(10,206)
Other receivables		—	—	1,629	1,617
Prepaid expenses	10	—	—	(47,544)	(2,237)
Increase (decrease) in non-current liabilities
Post-employment benefits	18.b	—	—	3,355	1,289
Provision for tax, civil, and labor risks	20.a	(589)	6	(89,432)	1,843
Other payables		—	—	(6,289)	(1,624)
Deferred revenue	21	—	—	272	67
Income and social contribution taxes paid		—	(301)	(285,017)	(168,202)

Net cash provided by (used in) operating activities		476,451	500,824	402,171	(176,450)

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows—Indirect Method

For the three-month period ended March 31, 2017 and 2016

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2017	03/31/2016	03/31/2017	03/31/2016
Cash flows from investing activities
Financial investments, net of redemptions		(50,664)	(9,376)	246,196	555,063
Acquisition of property, plant, and equipment	12	—	—	(241,845)	(194,975)
Acquisition of intangible assets	13	—	—	(180,665)	(95,831)
Capital increase in joint ventures	11.b	—	—	—	(5,781)
Proceeds from disposal of property, plant and equipment and intangibles	26	—	—	5,464	6,027

Net cash provided by (used in) investing activities		(50,664)	(9,376)	(170,850)	264,503

Cash flows from financing activities
Loans and debentures
Proceeds	14	—	—	283,262	240,381
Repayments	14	—	—	(606,091)	(199,442)
Interest paid	14	(55,576)	(58,369)	(153,281)	(177,046)
Payments of financial lease	14.i	—	—	(1,297)	(1,175)
Dividends paid		(470,728)	(432,715)	(470,752)	(432,721)
Sale of treasury shares	23.b	6,799	12,433	—	—
Related parties	8.a	17,261	19,972	—	—

Net cash used in financing activities		(502,244)	(458,679)	(948,159)	(570,003)

Effect of exchange rate changes on cash and cash equivalents in foreign currency		—	—	15,356	(8,845)

Increase (decrease) in cash and cash equivalents		(76,457)	32,769	(701,482)	(490,795)

Cash and cash equivalents at the beginning of the period	4	127,944	48,061	4,274,158	2,702,893
Cash and cash equivalents at the end of the period	4	51,487	80,830	3,572,676	2,212,098

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Value Added

For the three-month period ended March 31, 2017 and 2016

(In thousands of Brazilian Reais, except percentages)

		Parent				Consolidated
	Note	03/31/2017%		03/31/2016%		03/31/2017%		03/31/2016%
Revenue
Gross revenue from sales and services, except rents and royalties	24	—		—		19,344,248		20,110,301
Rebates, discounts, and returns	24	—		—		(222,375)		(115,708)
Allowance for doubtful accounts—Reversal (allowance)		—		—		(16,198)		(10,563)
Gain (loss) on disposal of property, plant and equipment and intangibles and other operating income, net	26; 27	—		—		49,982		35,501

		—		—		19,155,657		20,019,531
Materials purchased from third parties
Raw materials used		—		—		(1,204,987)		(1,080,514)
Cost of goods, products, and services sold		—		—		(15,757,468)		(16,728,224)
Third-party materials, energy, services, and others		(4,050)		(2,855)		(569,035)		(516,373)
Reversal of impairment losses		5,729		4,391		(4,145)		(1,720)

		1,679		1,536		(17,535,635)		(18,326,831)
Gross value added		1,679		1,536		1,620,022		1,692,700

Deductions
Depreciation and amortization	12;13	—		—		(295,581)		(270,120)
PIS and COFINS credits on depreciation	12;13	—		—		(3,233)		(3,104)

		—		—		(298,814)		(273,224)
Net value added by the Company		1,679		1,536		1,321,208		1,419,476

Value added received in transfer
Share of profit (loss) of subsidiaries, joint-ventures, and associates	11	372,289		396,838		6,428		(3,267)
Rents and royalties	24	—		—		36,352		33,170
Financial income	28	30,754		40,957		164,361		115,129

		403,043		437,795		207,141		145,032
Total value added available for distribution		404,722		439,331		1,528,349		1,564,508

Distribution of value added
Labor and benefits		1,409	—	1,280	—	458,179	30	421,374	27
Taxes, fees, and contributions		(2,001)	—	(3,905)	(1)	337,622	22	395,513	25
Financial expenses and rents		37,144	9	56,738	13	362,210	24	359,768	23
Retained earnings		368,170	91	385,218	88	370,338	24	387,853	25

Value added distributed		404,722	100	439,331	100	1,528,349	100	1,564,508	100

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of Săo Paulo – SP, Brazil.

The Company engages in the investment of its own capital in services, commercial, and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas—LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”) and retail distribution of pharmaceutical, hygiene, beauty, and skincare products, through Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”). For further information about segments see Note 30.

2.	Presentation of Interim Financial Information and Summary of Significant Accounting Policies

The Company’s individual and consolidated interim financial information were prepared in accordance with the International Accounting Standards (“IAS”) 34 – Interim Financial Information as issued by the International Accounting Standards Board (“IASB”), and in accordance with CPC 21 (R1)—Interim Financial Reporting issued by the Accounting Pronouncements Committee (“CPC”) and presented in accordance with standards established by the Brazilian Securities and Exchange Commission (“CVM”).

All relevant specific information of the interim financial information, and only this information, is being presented and correspond to that used by the Company’s and its subsidiaries’ Management.

The presentation currency of the Company’s individual and consolidated interim financial information is the Brazilian Real (“R$”), which is the Company’s functional currency.

The Company and its subsidiaries applied the accounting policies described below in a consistent manner for all periods presented in the individual and consolidated interim financial information.

a.	Recognition of Income

Revenue is measured at the fair value of the consideration received or receivable, net of sales returns, discounts, and other deductions, if applicable.

Revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. Revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. Revenue from sales of pharmaceuticals is recognized when the products are delivered to end user customers in own drugstores and when the products are delivered to independent resellers. Revenue from sales of chemical products is recognized when the products are delivered to industrial customers, depending of the freight mode of delivery. The revenue provided from storage services is recognized as services are performed. Costs of products sold and services provided include goods (mainly fuels, lubricants, LPG, and pharmaceutical products), raw materials (chemicals and petrochemicals) and production, distribution, storage, and filling costs.

b.	Cash and Cash Equivalents

Includes cash, banks deposits, and short-term, highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 4 for further details on cash and cash equivalents of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Financial Assets

In accordance with IAS 32, IAS 39, and International Financial Reporting Standards (“IFRS”) 7 (CPC 38, 39 and 40 (R1)), the financial assets of the Company and its subsidiaries are classified in accordance with the following categories:

•	Measured at fair value through profit or loss: financial assets held for trading, that is, acquired or incurred principally for the purpose of selling or repurchasing in the near term, and derivatives. The balances are stated at fair value. The interest earned, the exchange variation, and changes in fair value are recognized in profit or loss.

•	Held to maturity: non-derivative financial assets with fixed or determinable payments, and fixed maturities for which the entity has the positive intention and ability to hold to maturity. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method.

•	Available for sale: non-derivative financial assets that are designated as available for sale or that are not classified into other categories at initial recognition. The balances are stated at fair value, and the interest earned and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and acquisition cost plus the interest earned are recognized in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in shareholders’ equity are reclassified to profit or loss in case of prepayment.

•	Loans and receivables: non-derivative financial assets with fixed or determinable payments or receipts, not quoted in an active market, except: (i) those which the entity intends to sell immediately or in the near term and which the entity classified as measured at fair value through profit or loss; (ii) those classified as available for sale; or (iii) those for which the Company may not recover substantially all of its initial investment for reasons other than credit deterioration. The interest earned and the foreign currency exchange variation are recognized in profit or loss. The balances are stated at acquisition cost plus interest, using the effective interest rate method. Loans and receivables include cash and banks, trade receivables, dividends receivable, and other trade receivables.

The Company and its subsidiaries use financial instruments for hedging purposes, applying the concepts described below:

•	Hedge accounting—fair value hedge: financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•	Hedge accounting—cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the income statements. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non- financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the Company cancels the hedging relationship; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in other comprehensive income in equity are reclassified to profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in other comprehensive income in equity shall be recognized immediately in profit or loss.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

•	Hedge accounting—hedge of net investments in foreign operation: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in income upon disposal of the foreign operation.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 4, 14, and 31.

d.	Trade Receivables

Trade receivables are recognized at the amount invoiced, adjusted to present value if applicable, and includes all direct taxes attributable to the Company and its subsidiaries. An allowance for doubtful accounts is recorded based on estimated losses and is set at an amount deemed by management to be sufficient to cover any probable loss on realization of trade receivables (see Notes 5 and 31—Customer Credit Risk).

e.	Inventories

Inventories are stated at the lower of acquisition cost or net realizable value (see Note 6). The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly and indirectly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet the Company and its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operations teams.

f.	Investments

Investments in subsidiaries are accounted for under the equity method of accounting in the individual interim financial information of the parent company (see Notes 3 and 11).

A subsidiary is an investee in which the investor is entitled to variable returns on investment and has the ability to interfere in its financial and operational activities. Usually the equity interest in a subsidiary is more than 50%.

Investments in associates and joint ventures are accounted for under the equity method of accounting in the individual and consolidated interim financial information (see Note 11).

An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control.

A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement which establish that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Property, Plant, and Equipment

Property, plant, and equipment is recognized at acquisition or construction cost, including financial charges incurred on property, plant, and equipment under construction, as well as maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.m and 19).

Depreciation is calculated using the straight-line method, over the periods mentioned in Note 12, taking into account the estimated useful lives of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

h.	Leases

•	Finance Leases

Certain lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are capitalized at lease commencement at their fair value or, if lower, present value of the minimum lease payments under the contracts. The items recognized as assets are depreciated and amortized using the lower of the straight-line method over the lower of the useful lives applicable to each group of assets or the contract terms, as mentioned in Notes 12 and 13. Financial charges under the finance lease contracts are allocated to profit or loss over the lease contract term, based on the amortized cost and the effective interest rate method of the related lease obligation (see Note 14.i).

•	Operating Leases

There are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where there is no purchase option, or the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as cost or expense in the income statement on a straight-line basis over the term of the lease contract (see Note 32.c).

i.	Intangible Assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below (see Note 13):

•	Goodwill is carried net of accumulated amortization as of December 31, 2008, when it ceased to be amortized. Goodwill generated since January 1, 2009 is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity, and is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored by the Company for impairment testing purposes.

•	Bonus disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as distribution rights when paid and amortized using the straight-line method according to the term of the agreement (see Note 13.v).

•	Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, over the periods mentioned in Note 13, taking into account their useful life, which is reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were generated internally. The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 13 items i and vi).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

j.	Other Assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 2.u).

k.	Financial Liabilities

The Company and its subsidiaries’ financial liabilities include trade payables and other payables, loans, debentures, finance leases and derivative financial instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and net of amortization and transaction costs. The charges are recognized in profit or loss using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized to profit or loss over its term, using the effective interest rate method (see Note 14.j). Transaction costs incurred and directly attributable to the issue of shares or other equity instruments are recognized in equity and are not amortized.

l.	Income and Social Contribution Taxes on Income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates, considering the value of tax incentives. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the interim financial information. The current rates in Brazil are 25% for income tax and 9% for social contribution on net income tax. For further details about recognition and realization of IRPJ and CSLL, see Note 9.

For purposes of disclosure, deferred tax assets were offset against the deferred tax liability, income tax and social contribution, in the same taxable entity and the same taxation authority.

m.	Provision for Asset Retirement Obligation – Fuel Tanks

The Company and its subsidiaries have the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in property, plant, and equipment and depreciated over the respective useful lives of the tanks. The amounts recognized as a liability are monetarily restated using the National Consumer Price Index—IPCA until the respective tank is removed (see Note 19). An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results. The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in income when they become known.

n.	Provisions for Tax, Civil, and Labor Risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 20).

o.	Post-Employment Benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method (see Note 18.b). The actuarial gains and losses are recognized in cumulative other comprehensive income in the “Valuation adjustments” and presented in the statement of shareholders’ equity. Past service cost is recognized in the income statement.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

p.	Other Liabilities

Other liabilities are stated at known or measurable amounts plus, if applicable, related charges, monetary restatement, and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

q.	Foreign Currency Transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the date of the reporting period. The effect of the difference between those exchange rates is recognized in profit or loss until the conclusion of each transaction.

r.	Basis for Translation of Interim Financial Information of Foreign Subsidiaries

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than that of the Company (functional currency: Brazilian Real), which have administrative autonomy, are translated using the exchange rate at the end of the reporting period. Revenues and expenses are translated using the average exchange rate of each year and shareholders’ equity is translated at the historic exchange rate of each transaction affecting shareholders’ equity. Gains and losses resulting from changes in these foreign investments are directly recognized in shareholders’ equity in cumulative other comprehensive income in the “cumulative translation adjustments” and will be recognized in profit or loss if these investments are disposed of. The balance in cumulative other comprehensive income and presented in the shareholders’ equity as cumulative translation adjustments as of March 31, 2017 was a gain of R$ 8,841 (gain of R$ 7,519 as of December 31, 2016)—see Note 23.f—Cumulative Translation Adjustments.

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy are listed below:

Subsidiary	Functional currency	Location
Oxiteno México S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Industriales de C.V.	Mexican Peso	Mexico
Oxiteno USA LLC	U.S. Dollar	United States
Oxiteno Andina, C.A.	Bolivar	Venezuela
Oxiteno Uruguay S.A.	U.S. Dollar	Uruguay

The subsidiary Oxiteno Uruguay S.A. (“Oxiteno Uruguay”) determined its functional currency as the U.S. dollar (“US$”), as its inventory sales, purchases of raw material inputs, and financing activities are performed substantially in this currency.

According to IAS 29, Venezuela is classified as a hyperinflationary economy. As a result, the financial information of Oxiteno Andina, C.A. (“Oxiteno Andina”) was adjusted by the Venezuelan Consumer Price Index.

On March 9, 2016, the Venezuelan Central Bank issued Foreign Exchange Regulation No. 35, altering the Venezuelan foreign exchange markets and regulating the legally recognized types of exchange rates:

a) DIPRO—Tipo de Cambio Protegido (Exchange Protected): Bolivar (“VEF”) is traded at an exchange rate of 9.975 VEF/US$ for purchase and 10.00 VEF/US$ for sale. This rate is applied to importation of essential goods (medicines and food) and raw materials and inputs related to the production of these sectors, which transactions are channeled through CENCOEX—Centro Nacional de Comercio Exterior en Venezuela;

b) DICOM—Tipo de Cambio Complementario Flotante de Mercado Supplemental (Floating Market Exchange): Bolivar is traded at the variable exchange rate of 709.7475 VEF/US$ for sale and reduced by 0.25% for purchase. This rate is applied to all unforeseen currency settlement transactions not expressly set forth in the Foreign Exchange Regulation, which transactions are processed through alternative currency markets.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Due to the political and economic situation in Venezuela, the Company’s managementuses the DICOM exchange rate in the translation.

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered an extension of the activities of their parent company and are translated using the exchange rate at the end of the reporting period. Gains and losses resulting from changes in these foreign investments are directly recognized as financial income or loss. The gain recognized in income for the three-month period ended March 31, 2017 amounted to R$ 2,620 (R$ 7,383 gain for the three-month period ended March 31, 2016).

s.	Use of Estimates, Assumptions and Judgments

The preparation of the interim financial information requires the use of estimates, assumptions, and judgments for the accounting of certain assets, liabilities, and income. Therefore, the Company’s and subsidiaries’ management use the best information available at the time of preparation of the interim financial information, as well as the experience of past and current events, also considering assumptions regarding future events. The interim financial information therefore include estimates, assumptions, and judgments related mainly to determining the fair value of financial instruments (Notes 2.c, 2.k, 4, 14 and 31), the determination of the allowance for doubtful accounts (Notes 2.d, 5 and 31), the determination of provisions for losses of inventories (Notes 2.e and 6), the determination of deferred income taxes amounts (Notes 2.l and 9), the determination of control in subsidiaries (Notes 2.f, 2.r, 3 and 11.a), the determination of joint control in joint venture (Notes 2.f, 11.a and 11.b), the determination of significant influence in associates (Notes 2.f and 11.c), the determination of exchange rate used to translation of Oxiteno Andina’ information (Note 2.r), the useful lives of property, plant, and equipment (Notes 2.g and 12), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Notes 2.i and 13), provisions for assets retirement obligations (Notes 2.m and 19), provisions for tax, civil, and labor risks (Notes 2.n and 20), estimates for the preparation of actuarial reports (Notes 2.o and 18.b) and the determination of fair value of subscription warrants – indemnification (Notes 22 and 31). The actual result of the transactions and information may differ from their estimates.

t.	Impairment of Assets

The Company and its subsidiaries review, at least annually, the existence of any indication that an asset may be impaired. If there is an indication, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash flow from continuous use and that are largely independent of cash flows of other assets (cash generating units “CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs of disposal is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the Company and its subsidiaries consider the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

No impairment was recognized in the periods presented (see Note 13.i).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

u.	Adjustment to Present Value

The Company and its subsidiaries reviewed all items classified as non-current and, when relevant, current assets and liabilities, and did not identify the need to recognize present value adjustments.

v.	Business Combination

A business combination is accounted applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. In a business combination, the assets acquired and liabilities assumed are measured in order to classify and allocate them accordingly to the contractual terms, economic circumstances and relevant conditions on the acquisition date. The non-controlling interest in the acquired is measured at fair value or based on its interest in identifiable net assets acquired. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the income statement. Costs related to the acquisition are recorded in the income statement when incurred.

w.	Statements of Value Added

As required by Brazilian Corporate Law, the Company and its subsidiaries prepare the individual and consolidated statements of value added (“DVA”) according to CPC 09 – Statement of Value Added, as an integral part of the interim financial information as applicable to publicly-traded companies, and as supplemental information for IFRS, which does not require the presentation of DVA.

x.	Statements of Cash Flows

The Company and its subsidiaries prepared its individual and consolidated statements of cash flows in accordance with IAS 7 (CPC 03)—Cash Flow Statement. The Company and its subsidiaries present the interest paid on loans and debentures in financing activities.

y.	Adoption of the Pronouncements Issued by CPC and IFRS

The following standards, amendments, and interpretations to IFRS were issued by the IASB but are not yet effective and were not adopted as of March 31, 2017:

	Equivalent CPC	Effective date
• IAS 7 – Disclosure Initiative – Amendments to IAS 7: clarifications made by the IASB related to liabilities arising from financing activities.	03 (R2)	2017
• IAS 12 – Recognition of Deferred Tax Assets for Unrealised Losses – Amendments to IAS 12: clarifications made by the IASB on the recognition of deferred tax assets on unrealised losses.	32	2017
• IFRS 9 – Financial instrument classification and measurement: includes new requirements for the classification and measurement of financial assets and liabilities, derecognition requirements, new impairment methodology for financial instruments, and new hedge accounting guidance.	48	2018
• IFRS 15—Revenue from contracts with customers: establish the principles of nature, amount, timing and uncertainty of revenue and cash flow arising from a contract with a customer.	47	2018
• IFRS 16—Lease: requires lessees record, in the financial statements, a liability reflecting future payments of a lease and the right to use an asset for the lease contracts, except for certain short-term leases and low asset value contracts. The criteria for recognition and measurement of leases in the financial statements of lessors are substantially maintained.	*	2019

(*)	CPC has not yet issued pronouncements equivalent to this IFRS, but is expected to do so before the date it becomes effective. The adoption of IFRS is subject to prior approval by the CVM.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The Company is assessing the potential effects of these standards.

z.	Authorization for Issuance of the Interim Financial Information

These interim financial information were authorized for issue by the Board of Directors on May 10, 2017.

3.	Principles of Consolidation, Investments in Subsidiaries and Acquisition Under to Approval

a)	Principles of Consolidation

The consolidated interim financial information were prepared following the basic principles of consolidation established by IFRS 10 (CPC 36 (R3)). Investments of one company in another, balances of asset and liability accounts, and revenues and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated shareholders’ equity and net income.

Consolidation of a subsidiary begins when the parent company obtains direct or indirect control over a company and ceases when the parent company loses control of a company. Income and expenses of a subsidiary acquired are included in the consolidated income statement and other comprehensive income from the date the parent company gains the control. Income and expenses of a subsidiary, in which the parent company loses control, are included in the consolidated income statement and other comprehensive income until the date the parent company loses control.

When necessary, adjustments are made to the interim financial information of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b)	Investments in Subsidiaries

The consolidated interim financial information include the following direct and indirect subsidiaries:

			% interest in the share
			03/31/2017		12/31/2016
			Control		Control
	Location	Segment	Direct control	Indirect control	Direct control	Indirect control
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	—	100	—
am/pm Comestíveis Ltda.	Brazil	Ipiranga	—	100	—	100
Centro de Conveniências Millennium Ltda.	Brazil	Ipiranga	—	100	—	100
Icorban—Correspondente Bancário Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Trading Limited	Virgin Islands	Ipiranga	—	100	—	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	—	100	—	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Lubrificantes S.A.	Brazil	Ipiranga	—	100	—	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	—	99	—	99
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	—	100	—	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	—	57	—	57
LPG International Inc.	Cayman Islands	Ultragaz	—	100	—	100
Imaven Imóveis Ltda.	Brazil	Others	—	100	—	100
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	Brazil	Extrafarma	—	100	—	100
Oxiteno S.A. Indústria e Comércio	Brazil	Oxiteno	100	—	100	—
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	Oxiteno	—	99	—	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	—	100	—	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	—	100	—	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	—	100	—	100
Barrington S.L.	Spain	Oxiteno	—	100	—	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno USA LLC	United States	Oxiteno	—	100	—	100
Global Petroleum Products Trading Corp.	Virgin Islands	Oxiteno	—	100	—	100
Oxiteno Overseas Corp.	Virgin Islands	Oxiteno	—	100	—	100
Oxiteno Andina, C.A.	Venezuela	Oxiteno	—	100	—	100
Oxiteno Europe SPRL	Belgium	Oxiteno	—	100	—	100
Oxiteno Colombia S.A.S	Colombia	Oxiteno	—	100	—	100
Oxiteno Shanghai LTD.	China	Oxiteno	—	100	—	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	—	100	—	100
Ultracargo—Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	—	100	—
Terminal Químico de Aratu S.A. – Tequimar	Brazil	Ultracargo	—	99	—	99
Ultrapar International S.A.	Luxembourg	Others	100	—	100	—
SERMA—Ass. dos usuários equip. proc. de dados	Brazil	Others	—	100	—	100

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c)	Association in progress

On August 4, 2016, the Company through its subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”) entered into an association agreement with Chevron Brasil Lubrificantes Ltda. (“Chevron”) to create a new company in the lubricants market. Under this agreement, the association will be formed by Ipiranga’s and Chevron’s lubricants operations in Brazil. Ipiranga and Chevron will hold 56% and 44%, respectively, of the new company’s capital. On February 9, 2017, this transaction was approved without restrictions through an opinion issued by the General Superintendence (“SG”) of the Brazilian Antitrust Authority (“CADE”). The decision of the SG was published in the Brazilian Federal Official Gazette on February 10, 2017. On March 2, 2017, CADE issued a certificate approving the decision published on February 10, 2017. The closing of the association is in progress and is subject to certain usual conditions precedent in transactions of similar nature.

d)	Acquisitions Under Approval

On June 12, 2016, the Company through its subsidiary IPP entered into a sale and purchase agreement for the acquisition of 100% of Alesat Combustíveis S.A. (“ALE”) and the assets comprising its operations. The total transaction amount is R$ 2,168 million, which will be reduced by ALE’s net debt as of December 31, 2015 and is subject to working capital and net debt adjustments on the closing date of the transaction. The amount will be paid in domestic currency reduced by ALE’s net debt, by an escrow account in the amount of R$ 300 million in order to secure the payment of potential liabilities or contingencies, and by an additional amount to cover net debt and working capital adjustments. On August 3, 2016, the extraordinary general shareholders’ meeting of Ultrapar approved the transaction. The closing of the acquisition is subject to certain usual conditions precedent in transactions of similar nature, mainly the approval by CADE.

On November 17, 2016, the Company through its subsidiary Companhia Ultragaz S.A. (“Cia Ultragaz”), entered into a sale and purchase agreement for the acquisition of 100% of the capital stock of Liquigás Distribuidora S.A (“Liquigás”). The total transaction amount is R$ 2,665 million and will be adjusted by the Interbank Certificate of Deposit (“CDI”), between the execution date and transaction closing date. The amount will still be subject to adjustments related to the variations in Liquigás’ working capital and net debt between December 31, 2015 and the closing date of the transaction. On January 23, 2017, the extraordinary general shareholders’ meeting of Ultrapar approved the transaction. The closing of the acquisition is subject to certain usual conditions precedent in transactions of similar nature, mainly the approval by CADE.

4.	Cash and Cash Equivalents and Financial Investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of first-rate financial institutions linked to the CDI, in repurchase agreement and in short term investments funds, whose portfolio comprised exclusively of Brazilian Federal Government bonds; (ii) outside Brazil, in certificates of deposit of first-rate financial institutions and in short-term investments funds, whose portfolio comprised of Federal Government bonds; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 31, according to their characteristics and intention of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The balance of cash, cash equivalents and financial investments (consolidated) amounted to R$ 4,753,091 as of March 31, 2017 (R$ 5,701,849 as of December 31, 2016) and are distributed as follows:

•	Cash and Cash Equivalents

Cash and cash equivalents are considered: (i) cash and bank deposits, and (ii) highly-liquid short-term investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value.

	Parent		Consolidated
	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Cash and bank deposits
In local currency	135	84	41,236	47,177
In foreign currency	—	—	59,437	66,141
Financial investments considered cash equivalents
In local currency
Fixed-income securities	51,352	127,860	3,267,652	3,837,807
In foreign currency
Fixed-income securities	—	—	204,351	323,033

Total cash and cash equivalents	51,487	127,944	3,572,676	4,274,158

•	Financial Investments

The financial investments of the Company and its subsidiaries, which are not classified as cash and cash equivalents, are distributed as follows:

	Parent		Consolidated
	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Financial investments
In local currency
Fixed-income securities and funds	51,716	1,052	965,990	1,174,458
In foreign currency
Fixed-income securities and funds	—	—	84,967	34,775
Currency and interest rate hedging instruments (a)	—	—	129,458	218,458

Total financial investments	51,716	1,052	1,180,415	1,427,691

Current	51,716	1,052	1,172,966	1,412,587

Non-current	—	—	7,449	15,104

(a)	Accumulated gains, net of income tax (see Note 31).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

5.	Trade Receivables (Consolidated)

The composition of trade receivables is as follows:

	03/31/2017	12/31/2016
Domestic customers	3,288,051	3,315,783
Reseller financing—Ipiranga	509,774	466,277
Foreign customers	217,633	180,679
(-) Allowance for doubtful accounts	(248,369)	(233,332)

Total	3,767,089	3,729,407

Current	3,524,160	3,502,322

Non-current	242,929	227,085

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market.

The breakdown of trade receivables, gross of allowance for doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
03/31/2017	4,015,458	3,302,661	167,905	49,338	33,872	80,276	381,406
12/31/2016	3,962,739	3,326,934	167,790	44,152	23,738	60,150	339,975

Movements in the allowance for doubtful accounts are as follows:

Balance as of December 31, 2016	233,332
Additions	18,176
Write-offs	(3,139)

Balance as of March 31, 2017	248,369

For further information about allowance for doubtful accounts see Note 31 – Customer credit risk.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

6.	Inventories (Consolidated)

The composition of inventories is as follows:

	03/31/2017			12/31/2016
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance
Finished goods	421,391	(20,518)	400,873	425,335	(19,801)	405,534
Work in process	1,753	—	1,753	2,011	—	2,011
Raw materials	283,652	(1,718)	281,934	246,974	(1,147)	245,827
Liquefied petroleum gas (LPG)	65,488	(5,761)	59,727	71,466	(5,761)	65,705
Fuels, lubricants, and greases	1,241,203	(3,002)	1,238,201	1,317,042	(2,851)	1,314,191
Consumable materials and other items for resale	133,368	(7,506)	125,862	138,610	(7,619)	130,991
Pharmaceutical, hygiene, and beauty products	391,900	(11,250)	380,650	352,187	(9,985)	342,202
Advances to suppliers	91,669	—	91,669	228,871	—	228,871
Properties for resale	25,982	(107)	25,875	25,982	(107)	25,875

	2,656,406	(49,862)	2,606,544	2,808,478	(47,271)	2,761,207

Movements in the provision for losses are as follows:

Balance as of December 31, 2016	47,271
Additions to net realizable value adjustment	837
Additions of obsolescence and other losses	1,754

Balance as of March 31, 2017	49,862

The breakdown of provisions for losses related to inventories is shown in the table below:

	03/31/2017	12/31/2016
Net realizable value adjustment	27,367	26,530
Obsolescence and other losses	22,495	20,741

Total	49,862	47,271

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

7.	Recoverable Taxes

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (COFINS), Social Integration Program (PIS), Income Tax (IRPJ), and Social Contribution (CSLL).

	Parent		Consolidated
	03/31/2017	12/31/2016	03/31/2017	12/31/2016
IRPJ and CSLL	75,693	72,630	209,493	195,276
ICMS	—	—	490,797	459,255
Provision for ICMS losses (1)	—	—	(68,180)	(68,683)
PIS and COFINS	—	—	111,644	109,552
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno Andina, Oxiteno Uruguay and Ultrapar International	—	—	22,383	22,121
Others	—	—	9,456	6,868

Total	75,693	72,630	775,593	724,389

Current	23,619	37,620	562,405	541,772

Non-current	52,074	35,010	213,188	182,617

(1)	The provision for ICMS losses relates to tax credits that the subsidiaries believe will not be utilized or offset in the future, based on its estimative, and its movements are as follows:

Balance as of December 31, 2016	68,683
Write-offs, additions and reversals, net	(503)

Balance as of March 31, 2017	68,180

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

8.	Related Parties

a.	Related Parties

•	Parent Company

	Assets			Liabilities
	Receivables (1)	Debentures (2)	Total	Account payable	Financial income
Ipiranga Produtos de Petróleo S.A.	—	750,000	750,000	—	27,208
Companhia Ultragaz S.A.	6,799	—	6,799	2,314	—

	—	—
Total as of March 31, 2017	6,799	750,000	756,799	2,314	27,208

	Assets	Liabilities
	Debentures (1)	Account payable	Financial income (3)
Ipiranga Produtos de Petróleo S.A.	772,425	—	38,745
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	—	679	—

Total as of December 31, 2016	772,425	679

Total as of March 31, 2016			38,745

(1)	Refers to the Deferred Stock Plan (see Note 8.c).
(2)	In March 2016, the subsidiary IPP made its third private offering in one single series of 75 debentures at face value of R$10,000,000.00 (ten million Brazilian Reais) each, nonconvertible into shares and unsecured. The Company subscribed the total debentures with maturity on March 31, 2021 and semiannual interest linked to CDI.
(3)	In March 2009, the subsidiary IPP made its first private offering in a single series of 108 debentures at face value of R$10,000,000.00 (ten million Brazilian Reais), nonconvertible into shares, unsecured debentures. The Company subscribed 75 debentures with maturity on March 31, 2016 and semiannual remuneration linked to CDI. The debentures subscribed by Ultrapar were settled on the maturity date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

•	Consolidated

Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans		Commercial transactions
	Assets	Liabilities	Receivables (1)	Payables (1)
Oxicap Indústria de Gases Ltda.	—	—	—	1,711
Química da Bahia Indústria e Comércio S.A.	—	2,946	—	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	—	—	7,258	6,463
Refinaria de Petróleo Riograndense S.A.	—	—	—	6,532
Others	490	1,326	—	—

Total as of March 31, 2017	490	4,272	7,258	14,706

	Loans		Commercial transactions
	Assets	Liabilities	Receivables (1)	Payables (1)
Oxicap Indústria de Gases Ltda.	—	—	—	1,534
Química da Bahia Indústria e Comércio S.A.	—	2,946	—	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	—	—	7,259	5,820
Refinaria de Petróleo Riograndense S.A.	—	—	—	18,186
Others	490	1,326	—	—

Total as of December 31, 2016	490	4,272	7,259	25,540

(1)	Included in “trade receivables” and “trade payables,” respectively.

	Commercial transactions
	Sales and services	Purchases
Oxicap Indústria de Gases Ltda	2	4,026
Refinaria de Petróleo Riograndense S.A.	—	174,142
ConectCar Soluções de Mobilidade Eletrônica S.A.	567	729

Total as of March 31, 2017	569	178,897

	Commercial transactions
	Sales and services	Purchases
Oxicap Indústria de Gases Ltda.	2	5,072
Refinaria de Petróleo Riograndense S.A.	—	233,589
ConectCar Soluções de Mobilidade Eletrônica S.A.	3,296	—

Total as of March 31, 2016	3,298	238,661

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on similar market prices and terms with customers and suppliers with comparable operational performance. The above operations related to ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”) refer to services provided. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, which is why no allowance for doubtful accounts or collateral is provided. Collateral provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 14.k). Intercompany loans are contracted in light of temporary cash surpluses or deficits of the Company, its subsidiaries, and its associates.

b.	Key executives (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. In addition, the chief executive officer is entitled to additional long term variable compensation relating to the Company’s shares’ performance between 2013 and 2018, reflecting the target of more than doubling the share value of the Company in 5 years. Further details about the Deferred Stock Plan are contained in Note 8.c) and about post-employment benefits in Note 18.b).

The Company and its subsidiaries recognized expenses for compensation of its key executives (Company’s directors and executive officers) as shown below:

	03/31/2017	03/31/2016
Short-term compensation	10,770	10,420
Stock compensation	1,373	1,379
Post-employment benefits	807	842
Long-term compensation	1,123	541

Total	14,073	13,182

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Deferred Stock Plan (Consolidated)

On April 27, 2001, the General Shareholders’ Meeting approved a benefit plan to members of management and employees in executive positions in the Company and its subsidiaries. On November 26, 2003, the Extraordinary General Shareholders’ Meeting approved certain amendments to the original plan of 2001 (the “Deferred Stock Plan”). In the Deferred Stock Plan, certain members of management of the Company and its subsidiaries have the voting and economic rights of shares and the ownership of these shares is retained by the subsidiaries of the Company. The Deferred Stock Plan provides for the transfer of the ownership of the shares to those eligible members of management after five to seven years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The total number of shares to be used for the Deferred Stock Plan is subject to the availability in treasury of such shares. It is incumbent on Ultrapar’s executive officers to select the members of management eligible for the plan and propose the number of shares in each case for approval by the Board of Directors. The fair value of the awards were determined on the grant date based on the market value of the shares on the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five and seven years from the grant date.

The table below summarizes shares granted to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
March 13, 2017	100,000	2022 to 2024	67.99	9,378	(133)	9,245
March 4, 2016	190,000	2021 to 2023	65.43	17,147	(3,155)	13,992
December 9, 2014	590,000	2019 to 2021	50.64	41,210	(16,332)	24,878
March 5, 2014	83,400	2019 to 2021	52.15	5,999	(3,142)	2,857
February 3, 2014	150,000	2018 to 2020	55.36	11,454	(7,456)	3,998
November 7, 2012	320,000	2017 to 2019	42.90	19,098	(14,367)	4,731
December 14, 2011	80,000	2016 to 2018	31.85	5,272	(4,658)	614
November 10, 2010	86,672	2015 to 2017	26.78	9,602	(9,335)	267

	1,600,072			119,160	(58,578)	60,582

For the three-month period ended March 31, 2017, the amortization in the amount of R$ 4,508 (R$ 4,279 for the three-month period ended March 31, 2016) was recognized as a general and administrative expense.

The table below summarizes the changes of number of shares granted:

Balance as of December 31, 2016	1,500,072
Shares granted on March 13, 2017	100,000

Balance as of March 31, 2017	1,600,072

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

9.	Income and Social Contribution Taxes

a.	Deferred Income and Social Contribution Taxes

The Company and its subsidiaries recognize deferred tax assets and liabilities which are not subject to the statute of limitations, resulting from tax loss carryforwards, temporary differences, negative tax bases and revaluation of property, plant, and equipment, among others. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	03/31/2017	12/31/2016	03/31/2017	12/31/2016
Assets—Deferred income and social contribution taxes on:
Provision for impairment of assets	—	—	47,670	46,254
Provisions for tax, civil, and labor risks	—	29	132,560	163,096
Provision for post-employment benefits	—	—	54,842	54,185
Provision for differences between cash and accrual basis	—	—	24,488	18,452
Goodwill	—	—	16,926	17,823
Business combination – fiscal basis vs. accounting basis of goodwill	—	—	68,111	68,064
Provision for asset retirement obligation	—	—	23,567	23,419
Other provisions	25,701	22,433	121,210	136,463
Tax losses and negative basis for social contribution carryforwards (d)	—	—	87,085	78,682

Total	25,701	22,462	576,459	606,438
Offset the liabilities balance	(27)	—	(184,062)	(189,094)

Net balance of assets	25,674	22,462	392,397	417,344

Liabilities—Deferred income and social contribution taxes on:
Revaluation of property, plant, and equipment	—	—	2,609	2,640
Lease	—	—	3,858	3,899
Provision for differences between cash and accrual basis	—	—	38,094	59,264
Provision for goodwill/negative goodwill	—	—	89,124	74,895
Business combination – fair value of assets	—	—	46,005	46,202
Temporary differences of foreign subsidiaries	—	—	4,674	2,290
Other provisions	27	—	7,714	7,549

Total	27	—	192,078	196,739
Offset the assets balance	(27)	—	(184,062)	(189,094)

Net balance of liabilities	—	—	8,016	7,645

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	03/31/2017	03/31/2016
Initial balance	409,699	292,989
Deferred IRPJ and CSLL recognized in income of the period	4,173	22,092
Deferred IRPJ and CSLL recognized in other comprehensive income	(29,015)	—
Others	(476)	(1,713)

Final balance	384,381	313,368

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

	Parent	Consolidated
Up to 1 Year	24	146,248
From 1 to 2 Years	8,559	63,932
From 2 to 3 Years	8,559	49,188
From 3 to 5 Years	8,559	138,272
From 5 to 7 Years	—	123,464
From 7 to 10 Years	—	55,355

	25,701	576,459

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Reconciliation of Income and Social Contribution Taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	03/31/2017	03/31/2016	03/31/2017	03/31/2016
Income (loss) before taxes and share of profit (loss) of subsidiaries, joint ventures, and associates	(6,210)	(17,530)	549,927	574,266
Statutory tax rates—%	34	34	34	34

Income and social contribution taxes at the statutory tax rates	2,111	5,960	(186,975)	(195,250)

Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(27)	(56)	(12,704)	(15,296)
Nontaxable revenues (ii)	—	—	1,244	644
Adjustment to estimated income (iii)	—	—	3,211	3,428
Other adjustments	7	6	1,680	1,196

Income and social contribution taxes before tax incentives	2,091	5,910	(193,544)	(205,278)

Tax incentives—SUDENE	—	—	7,527	22,132

Income and social contribution taxes in the income statement	2,091	5,910	(186,017)	(183,146)

Current	(1,121)	(3,425)	(190,190)	(205,238)
Deferred	3,212	9,335	4,173	22,092
Effective IRPJ and CSLL rates—%	33.7	33.7	33.8	31.9

(i)	Nondeductible expenses consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative effects of foreign subsidiaries and certain provisions;
(ii)	Nontaxable revenues consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions; and
(iii)	Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Tax Incentives—SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendency for the Development of the Northeast (“SUDENE”):

Subsidiary	Units	Incentive—%	Expiration
Bahiana Distribuidora de Gás Ltda.	Aracaju base	75	2017
	Suape base	75	2018
	Mataripe base	75	2024
	Caucaia base	75	2025
Terminal Químico de Aratu S.A. – Tequimar	Suape terminal	75	2020
	Aratu terminal	75	2022
	Itaqui terminal (1)	75	2025
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2021
Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant (2)	75	2016

(1)	Due to the implementation of the Itaqui Terminal, in São Luis – Maranhão, SUDENE approved the 75% income tax reduction until 2025 through an appraisal report issued on November 4, 2016. On November 28, 2016, the constitutive benefit appraisal report was forwarded to the Brazilian Federal Revenue Service for approval within a term of 120 days. As a result of the expiration of the statutes of limitation for the Brazilian Federal Revenue Service to approve the constitutive benefit appraisal report, the income tax reduction was recognized by the subsidiary in the income statement in 2017, in the total amount of R$ 1,620 with retroactive effect to January 2016.
(2)	On April 10, 2017 the subsidiary requested to SUDENE the extension of recognition of the tax incentive for another 10 years, due to modernizations realized in Camaçari plant.

d.	Income and Social Contribution Taxes Carryforwards

As of March 31, 2017, certain subsidiaries of the Company had tax loss carryforwards related to income tax (IRPJ) of R$ 261,516 (R$ 236,956 as of December 31, 2016) and negative basis of CSLL of R$ 241,177 (R$ 216,036 as of December 31, 2016), whose compensations are limited to 30% of taxable income in a given tax year, which do not expire. Based on these values, the Company and its subsidiaries recognized deferred income and social contribution tax assets in the amount of R$ 87,085 as of March 31, 2017 (R$ 78,682 as of December 31, 2016).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

10.	Prepaid expenses (Consolidated)

	03/31/2017	12/31/2016
Rents(1)	236,893	196,944
Deferred Stock Plan, net (see Note 8.c)	48,647	44,719
Advertising and publicity	76,145	37,833
Insurance premiums	41,781	46,896
Software maintenance	12,223	12,478
Purchases of meal and transportation tickets	1,468	1,526
Taxes and other prepaid expenses	12,754	6,005

	429,911	346,401

Current	156,164	123,883

Non-current	273,747	222,518

(1)	Refers substantially to the rental advance of service stations of IPP, which are subsequently subleased and operated by the resellers.

11.	Investments

a.	Subsidiaries and Joint Venture (Parent Company)

The table below presents the full amounts of balance sheets and income statements of subsidiaries and joint venture:

	03/31/2017
	Subsidiaries					Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio		Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127		224,467,228,244	49,995	5,078,888
Assets	1,102,949	5,372,656		13,211,600	2,393,425	549,774
Liabilities	2,503	2,685,772		8,515,091	2,381,154	381,063
Shareholders’ equity	1,100,446	2,686,884	(*)	4,696,509	12,271	168,711
Net revenue from sales and services	—	273,814		15,851,745	—	341,232
Net income for the period	11,620	101,606	(*)	247,326	1,723	30,159
% of capital held	100	100		100	100	33

	12/31/2016
	Subsidiaries					Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio		Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127		224,467,228,244	49,995	5,078,888
Assets	1,197,373	5,320,676		14,180,685	2,428,309	403,847
Liabilities	2,634	2,770,876		9,745,731	2,417,761	267,086
Shareholders’ equity	1,194,739	2,549,859	(*)	4,434,954	10,548	136,761
% of capital held	100	100		100	100	33

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	03/31/2016
	Subsidiaries			Joint-venture
	Ultracargo—Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	5,078,888
Net revenue from sales and services	—	312,841	16,833,168	329,934
Net income for the period	13,282	137,570 (*)	244,155	5,514
% of capital held	100	100	100	33

(*)	adjusted for intercompany unrealized profits.

The	percentages in the table above are rounded.

The financial information from our business segments is detailed in Note 30.

Balances and changes in subsidiaries and joint venture are as follows:

	Investments in subsidiaries					Joint-venture
	Ultracargo - Operações Logísticas` e Participações Ltda.	Oxiteno S.A. - Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2016	1,194,739	2,549,859	4,434,954	10,548	8,190,100	45,409	8,235,509
Share of profit of subsidiaries and joint venture	11,620	101,606	247,326	1,723	362,275	10,014	372,289
Dividends	(105,913)	—	—	—	(105,913)	—	(105,913)
Tax liabilities on equity- method revaluation reserve	—	—	(10)	—	(10)	—	(10)
Valuation adjustment of subsidiaries	—	34,097	14,239	—	48,336	596	48,932
Translation adjustments of foreign-based subsidiaries	—	1,322	—	—	1,322	—	1,322

Balance as of March 31, 2017	1,100,446	2,686,884	4,696,509	12,271	8,496,110	56,019	8,552,129

	Investments in subsidiaries				Joint-venture
	Ultracargo — Operações Logísticas e Participações Ltda.	Oxiteno S.A. — Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2015	1,089,092	2,935,315	3,595,034	7,619,441	31,514	7,650,955
Share of profit of subsidiaries and joint venture	13,282	137,570	244,155	395,007	1,831	396,838
Dividends	—	(79,522)	—	(79,522)	—	(79,522)
Tax liabilities on equity- method revaluation reserve	—	—	(11)	(11)	—	(11)
Valuation adjustment of subsidiaries	—	—	(67,324)	(67,324)	(7,148)	(74,472)
Translation adjustments of foreign-based subsidiaries	—	(36,988)	—	(36,988)	—	(36,988)

Balance as of March 31,2016	1,102,374	2,956,375	3,771,854	7,830,603	26,197	7,856,800

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Joint Ventures (Consolidated)

The Company holds an interest in Refinaria de Petróleo Riograndense (“RPR”), which is primarily engaged in oil refining.

The subsidiary Ultracargo – Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary IPP holds an interest in ConectCar, established in November 2012, which is primarily engaged in electronic payment of tolls and parking in the States of Alagoas, Bahia, Ceará, Espírito Santo, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Paraná, Pernambuco, Rio de Janeiro, Rio Grande do Sul, Santa Catarina, São Paulo and Distrito Federal, and in the electronic fuel payment segment throughout the Brazilian territory.

These investments are accounted for under the equity method of accounting based on their interim financial information as of March 31, 2017.

Balances and changes in joint ventures are as follows:

	Movements in investments
	União Vopak	RPR	ConectCar	Total
Balance as of December 31, 2016	4,518	45,409	66,215	116,142
Valuation adjustments	—	596	—	596
Dividends and interest on equity (gross)	296	10,014	(4,342)	5,968

Balance as of March 31, 2017	4,814	56,019	61,873	122,706

	Movements in investments
	União Vopak	RPR	ConectCar	Total
Balance as of December 31, 2015	4,545	31,514	43,318	79,377
Capital increase	—	—	5,781	5,781
Valuation adjustments	—	(7,148)	—	(7,148)
Share of profit (loss) of joint ventures	(40)	1,831	(5,750)	(3,959)

Balance as of March 31, 2016	4,505	26,197	43,349	74,051

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of joint ventures:

	03/31/2017
	União Vopak	RPR	ConectCar
Current assets	5,216	432,497	79,112
Non-current assets	6,414	117,277	120,145
Current liabilities	1,250	319,718	75,512
Non-current liabilities	752	61,345	—
Shareholders’ equity	9,628	168,711	123,745
Net revenue from sales and services	3,342	341,232	5,780
Costs, operating expenses and income	(2,508)	(298,428)	(19,996)
Net financial income and income and social contribution taxes	(242)	(12,644)	5,532
Net income (loss)	592	30,159	(8,684)
Number of shares or units held	29,995	5,078,888	145,860,500
% of capital held	50	33	50

	12/31/2016
	União Vopak	RPR	ConectCar
Current assets	4,228	286,916	93,634
Non-current assets	6,383	116,931	116,243
Current liabilities	700	198,619	77,448
Non-current liabilities	876	68,467	—
Shareholders’ equity	9,035	136,761	132,429
Number of shares or units held	29,995	5,078,888	145,860,500
% of capital held	50	33	50

	03/31/2016
	União Vopak	RPR	ConectCar
Net revenue from sales and services	2,462	329,934	10,430
Costs and operating expenses	(2,696)	(320,158)	(27,877)
Net financial income and income and social contribution taxes	154	(4,262)	5,946
Net income (loss)	(80)	5,514	(11,501)
Number of shares or units held	29,995	5,078,888	124,360,500
% of capital held	50	33	50

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Associates (Consolidated)

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. Indústria e Comércio (“Oxiteno S.A”) holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio (“Oxiteno Nordeste”) holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing, and processing of chemicals. The operations of this associate are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A., which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary IPP holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

The investment of subsidiary Oxiteno S.A. in the associate Oxicap is accounted for under the equity method of accounting based on its financial information as of February 28, 2017, while the other associates are valued based on the interim financial information as of March 31, 2017.

Balances and changes in associates are as follows:

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Total
Balance as of December 31, 2016	6,001	12,981	3,678	71	22,731
Dividends received	(287)	—	—	—	(287)
Share of profit (loss) of associates	260	237	(1)	(36)	460

Balance as of March 31, 2017	5,974	13,218	3,677	35	22,904

	Movements in investments
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Total
Balance as of December 31, 2015	5,743	12,000	3,684	110	21,537
Dividends received	(352)	—	—	—	(352)
Share of profit of associates	275	401	4	12	692

Balance as of March 31, 2016	5,666	12,401	3,688	122	21,877

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the full amounts of balance sheets and income statements of associates:

	03/31/2017
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	8,812	30,484	206	111	1,209
Non-current assets	17,337	74,997	10,257	1,682	2,821
Current liabilities	1,914	7,009	—	28	372
Non-current liabilities	332	7,275	3,110	1,661	1,625
Shareholders’ equity	23,903	91,197	7,353	104	2,032
Net revenue from sales and services	2,596	11,735	—	—	—
Costs, operating expenses and income	(1,541)	(12,422)	(17)	(56)	31
Net financial income and income and social contribution taxes	11	2,256	14	(9)	22
Net income (loss)	1,066	1,569	(3)	(65)	53
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	12/31/2016
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	7,524	28,358	220	169	1,178
Non-current assets	17,570	70,034	10,246	1,682	2,821
Current liabilities	759	7,125	1	21	53
Non-current liabilities	332	5,226	3,109	1,616	1,667
Shareholders’ equity	24,003	86,041	7,356	214	2,279
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	03/31/2016
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Net revenue from sales and services	2,522	13,132	—	—	—
Costs, operating expenses, and income	(1,406)	(9,627)	(2)	(54)	32
Net financial income and income and social contribution taxes	(17)	(1,222)	10	(2)	11
Net income (loss)	1,099	2,283	8	(56)	43
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

12. Property, Plant, and Equipment (Consolidated)

Balances and changes in property, plant, and equipment are as follows:

	Weighted average useful life (years)	Balance on 12/31/2016	Additions	Depreciation	Transfer	Write- offs and disposals	Effect of foreign currency exchange rate variation	Balance on 03/31/2017
Cost:
Land	—	520,575	2,445	—	(2,934)	—	130	520,216
Buildings	30	1,440,204	4,000	—	17,125	—	3,409	1,464,738
Leasehold improvements	9	796,521	2,270	—	40,212	(10,622)	—	828,381
Machinery and equipment	13	4,225,056	39,367	—	27,377	(1,460)	36,658	4,326,998
Automotive fuel/lubricant distribution equipment and facilities	13	2,429,079	33,915	—	22,301	(3,489)	—	2,481,806
LPG tanks and bottles	11	619,511	40,150	—	—	(6,029)	—	653,632
Vehicles	7	271,133	2,872	—	1,575	(4,005)	246	271,821
Furniture and utensils	9	204,550	4,004	—	2,772	(41)	1,473	212,758
Construction in progress	—	523,285	98,613	—	(108,690)	—	(1,668)	511,540
Advances to suppliers	—	96,423	12,088	—	(2,644)	—	(2,124)	103,743
Imports in progress	—	58	218	—	(257)	—	(3)	16
IT equipment	5	288,705	8,102	—	2,067	(73)	34	298,835

		11,415,100	248,044	—	(1,096)	(25,719)	38,155	11,674,484

Accumulated depreciation:
Buildings		(632,908)	—	(11,236)	—	—	(3,514)	(647,658)
Leasehold improvements		(412,449)	—	(16,621)	—	6,366	(1)	(422,705)
Machinery and equipment		(2,474,504)	—	(61,351)	(37)	589	(34,310)	(2,569,613)
Automotive fuel/lubricant distribution equipment and facilities		(1,383,069)	—	(34,858)	(40)	2,894	—	(1,415,703)
LPG tanks and bottles		(276,414)	—	(11,104)	—	2,739	1	(284,778)
Vehicles		(101,082)	—	(5,560)	79	2,497	(248)	(104,314)
Furniture and utensils		(120,747)	—	(3,368)	(2)	23	(1,229)	(125,323)
IT equipment		(220,421)	—	(5,570)	—	64	(22)	(225,949)

		(5,621,594)	—	(149,668)	—	15,172	(39,323)	(5,795,413)

Provision for losses:
Advances to suppliers		(83)	—	—	—	—	—	(83)
Land		(197)	—	—	—	—	—	(197)
Leasehold improvements		(560)	(1,324)	—	—	—	15	(1,869)
Machinery and equipment		(4,347)	—	—	—	9	48	(4,290)
Automotive fuel/lubricant distribution equipment and facilities		(336)	—	—	—	139	—	(197)
Furniture and utensils		(1)	—	—	—	—	—	(1)

		(5,524)	(1,324)	—	—	148	63	(6,637)

Net amount		5,787,982	246,720	(149,668)	(1,096)	(10,339)	(1,105)	5,872,434

Construction in progress relates substantially to expansions, renovations, construction and upgrade of industrial facilities, terminals, stores, service stations and distribution bases.

Advances to suppliers of property, plant, and equipment relate basically to manufacturing of assets for expansion of plants, terminals, stores and bases, and acquisition of real estate.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

13.	Intangible Assets (Consolidated)

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance on 12/31/2016	Additions	Amortization	Transfer	Write- offs and disposals	Effect of foreign currency exchange rate variation	Balance on 03/31/2017
Cost:
Goodwill (i)	—	1,454,484	—	—	—	—	—	1,454,484
Software (ii)	5	641,691	29,442	—	1,109	(3)	951	673,190
Technology (iii)	5	32,617	—	—	—	—	—	32,617
Commercial property rights (iv)	10	43,258	1,725	—	—	—	—	44,983
Distribution rights (v)	6	3,651,316	149,327	—	—	—	—	3,800,643
Brands (vi)	—	112,936	—	—	—	—	(1,124)	111,812
Others (vii)	4	39,172	171	—	—	—	(86)	39,257

		5,975,474	180,665	—	1,109	(3)	(259)	6,156,986

Accumulated amortization:
Software		(396,702)	—	(13,601)	—	2	(674)	(410,975)
Technology		(32,469)	—	(18)	—	—	—	(32,487)
Commercial property rights		(19,568)	—	(842)	—	—	—	(20,410)
Distribution rights		(2,131,826)	—	(134,498)	(1,326)	—	—	(2,267,650)
Others		(23,310)	—	(1,965)	—	—	(3)	(25,278)

		(2,603,875)	—	(150,924)	(1,326)	2	(677)	(2,756,800)

		3,371,599	180,665	(150,924)	(217)	(1)	(936)	3,400,186

i) The net remaining balance of the goodwill is tested annually for impairment and presents the following balances:

	Segment	03/31/2017	12/31/2016
Goodwill on the acquisition of:
Extrafarma	Extrafarma	661,553	661,553
Ipiranga	Ipiranga	276,724	276,724
Uniăo Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Oxiteno Uruguay	Oxiteno	44,856	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Others	Oxiteno	583	583

		1,454,484	1,454,484

On December 31, 2016, the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related. The main key-assumptions used by the Company to calculate the value in use are described below:

Period of evaluation: the evaluation of the value in use is calculated for a period of five years (except the Extrafarma segment), after which we calculate the perpetuity, considering the possibility of carrying the business on indefinitely. For the Extrafarma segment, a period of 10 years was used due to its expansion plan and considering a three-years period to maturity of new stores.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Discount and real growth rates: on December 31, 2016, the discount and real growth rates used to extrapolate the projections ranged from 10.4% to 16.6% and from 0% to 1% p.a., respectively, depending on the CGU analyzed. For the subsidiary Oxiteno Andina, due to the macroeconomic scenario in Venezuela, the discount rate used was 287.9%.

Revenue from sales and services, costs and expenses, and gross margin: for 2017, the budget prepared by management and approved by the Board of Directors was considered. In subsequent periods, the Company considers the forecast of the general inflation or price index predicted in the contracts.

Opening of new commercial points (investments): for 2017, the budget prepared by the management and approved by the Board of Directors was considered. In subsequent periods, the Company considers the expansion plans of each business unit, which also considers the commercial establishments closed in the previously years.

The Company assessed a sensitivity analysis of discount and growth rate of perpetuity, due to their significant impact on cash flows and value in use. An increase of 0.5 percentage points in the discount rate or a decrease of 0.5 percentage points in the growth rate of the perpetuity of the cash flow of each business segment would not result in the recognition of impairment.

ii) Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems.

iii) The subsidiaries Oxiteno S.A., Oxiteno Nordeste and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. (“Oleoquímica”) recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

iv) Commercial property rights include those described below:

•	Subsidiary Terminal Químico de Aratu S.A. – Tequimar (“Tequimar”) has an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows it to explore the area in which the Aratu Terminal is located for 20 years, renewable for a similar period. The price paid by Tequimar was R$ 12,000, which is being amortized from August 2002 to July 2042.

•	Subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a similar period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized from August 2005 to December 2022.

•	Subsidiary Extrafarma pays key money to obtain certain commercial establishments to open drugstores which is stated at the cost of acquisition, amortized using the straight line method, considering the lease contract terms. In the case of the closedown of stores, the residual amount is written off.

v) Distribution rights refer mainly to bonus disbursements as provided in Ipiranga’s agreements with resellers and large customers. Bonus disbursements are recognized when paid and recognized as an expense in the income statement over the term of the agreement (typically 5 years), which is reviewed as per the changes occurred in the agreements.

vi) Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and of the Extrafarma brand.

vii) Other intangibles refer mainly to the loyalty program “Clube Extrafarma”.

The amortization expenses were recognized in the interim financial information as shown below:

	03/31/2017	03/31/2016
Inventories and cost of products and services sold	4,023	3,720
Selling and marketing	133,823	120,439
General and administrative	13,078	11,722

	150,924	135,881

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

14.	Loans, Debentures, and Finance Leases (Consolidated)

a.	Composition

Description	03/31/2017	12/31/2016	Index/Currency	Weighted average financial charges 03/31/2017 –% p.a.	Maturity
Foreign currency – denominated loans:
Notes in the foreign market (b) (*)	2,375,649	2,412,112	US$	+5.3	2026
Foreign loan (c.1) (*)	900,210	942,456	US$ + LIBOR (i)	+0.7	2017 to 2018
Foreign loan (c.2, c.3 and c.4)	324,132	332,650	US$ + LIBOR (i)	+1.9	2018 to 2020
Foreign loan (c.1) (*)	243,491	486,451	US$	+2.2	2018
Financial institutions (e)	188,153	195,021	US$ + LIBOR (i)	+3.0	2019 to 2021
Financial institutions (e)	105,217	109,859	US$	+2.7	2017
Advances on foreign exchange contracts	45,890	111,066	US$	+3.0	< 129 days
Foreign currency advances delivered	42,396	32,582	US$	+2.9	< 55 days
Financial institutions (e)	33,055	24,586	MX$ (ii)	+7.4	2017
Financial institutions (e)	3,377	9,569	MX$ + TIIE (ii)	+1.5	2017
BNDES (d)	6,081	7,137	US$	+6.2	2017 to 2020
Financial institutions (e)	201	435	Bs$ (vii)	+24.0	2017

Subtotal	4,267,852	4,663,924

Brazilian Reais – denominated loans:
Banco do Brasil – floating rate (f)	2,987,318	2,956,547	CDI	107.4	2017 to 2022
Debentures—IPP (g.1, g.2 and g.4)	1,977,424	1,914,498	CDI	107.1	2017 to 2021
Debentures—5th issuance (g.3)	803,978	832,383	CDI	108.3	2018
BNDES (d)	275,049	307,593	TJLP (iii)	+2.4	2017 to 2021
Export Credit Note – floating rate (h)	158,472	158,753	CDI	101.5	2018
BNDES (d)	70,300	71,430	SELIC (vi)	+2.3	2017 to 2021
BNDES EXIM	62,303	62,084	TJLP (iii)	+3.5	2018
Finance leases (i)	48,004	48,566	IGP-M (v)	+5.6	2017 to 2031
FINEP	45,402	48,667	R$	+4.0	2017 to 2021
Banco do Nordeste do Brasil	42,374	47,120	R$ (iv)	+8.5	2017 to 2021
BNDES (d)	36,507	40,309	R$	+5.5	2017 to 2022
FINEP	34,163	34,613	TJLP (iii)	+0.9	2017 to 2023
BNDES EXIM	28,910	28,056	SELIC (vi)	+3.9	2018
FINAME	63	80	TJLP (iii)	+5.7	2017 to 2022
Floating finance leases (i)	44	109	CDI	+2.8	2017
Fixed finance leases (i)	32	41	R$	+15.6	2017

Subtotal	6,570,343	6,550,849

Currency and interest rate hedging instruments (**)	200,718	202,357

Total	11,038,913	11,417,130

Current	2,944,196	2,475,604

Non-current	8,094,717	8,941,526

(*)	These transactions were designated for hedge accounting (see Note 31 – Hedge Accounting).
(**)	Accumulated losses (see Note 31).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

(i)	LIBOR = London Interbank Offered Rate.

(ii)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.

(iii)	TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On March 31, 2017, TJLP was fixed at 7.5% p.a.

(iv)	Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to promote the development of the industrial sector, managed by Banco do Nordeste do Brasil. On March 31, 2017, the FNE interest rate was 10% p.a. FNE grants a discount of 15% on the interest rate for timely payments.

(v)	IGP-M = General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation.

(vi)	SELIC = basic interest rate set by the Brazilian Central Bank.

(vii)	Bs$ = Bolívar.

The long-term consolidated debt had the following principal maturity schedule:

	03/31/2017	12/31/2016
From 1 to 2 years	2,388,316	3,203,383
From 2 to 3 years	1,590,244	1,699,009
From 3 to 4 years	878,405	693,993
From 4 to 5 years	515,337	554,162
More than 5 years	2,722,415	2,790,979

	8,094,717	8,941,526

As provided in IAS 39 (CPC 8 (R1)), the transaction costs and issuance premiums associated with debt issuance by the Company and its subsidiaries were added to their financial liabilities, as shown in Note 14.j).

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 31).

b.	Notes in the Foreign Market

On October 6, 2016, the subsidiary Ultrapar International S.A. (“Ultrapar International”) issued US$ 750 million in notes in the foreign market, maturing in October 2026, with interest rate of 5.25% p. a., paid semiannually. The issue price was 98.097% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for this transaction (see Note 31 – Hedge accounting: cash flow hedge and net investment hedge in foreign entities).

As a result of the issuance of the notes in the foreign market, the Company and its subsidiaries are required to perform certain obligations, including:

•	Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and IPP.

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the amount of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by this debt. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this nature and have not limited their ability to conduct their business to date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Foreign Loans

1) The subsidiary IPP has foreign loans in the amount of US$ 370 million. IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 102.6% of CDI (see Note 31). IPP designated these hedging instruments as a fair value hedge; therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by the Company.

The foreign loans have the maturity distributed as follows:

Maturity	US$ (million)	Cost in % of CDI
Sep/17	150.0	103.7
Jul/18	60.0	103.0
Sep/18	80.0	101.5
Nov/18	80.0	101.4

Total / average cost	370.0	102.6

2) The subsidiary LPG International Inc. has a foreign loan in the amount of US$ 30 million with maturity in December 2018 and interest rate of LIBOR + 1.85% p.a., paid quarterly. The foreign loan is guaranteed by the Company and its subsidiary IPP.

3) The subsidiary Global Petroleum Products Trading Corporation has a foreign loan in the amount of US$ 12 million with maturity in December 2018 and interest rate of LIBOR + 1.85% p.a., paid quarterly. The foreign loan is guaranteed by the Company and its subsidiary IPP.

During these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated financial statements:

•	Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial ratio, determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

4) The subsidiary Oxiteno Overseas Corp. has a foreign loan in the amount of US$ 60 million with maturity on June 22, 2020 and interest of LIBOR + 2.0% p.a., paid quarterly. The Company, through the subsidiary Cia. Ultragaz, contracted hedging instruments subject to floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 105.9% of CDI. The foreign loan is guaranteed by the Company and its subsidiary Oxiteno Nordeste.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

d.	BNDES

The Company and its subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

•	Capitalization level: shareholders’ equity / total assets equal to or above 0.3; and

•	Current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company is in compliance with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

e.	Financial Institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC (“Oxiteno USA”), Oxiteno Uruguay and Oxiteno Andina have loans to finance investments and working capital.

The subsidiary Oxiteno USA has a loan agreement in the amount of US$40 million, due in February 2021 and bearing interest of LIBOR + 3% p.a., paid quarterly. The loan is guaranteed by Ultrapar and the subsidiary Oxiteno Nordeste and the proceeds of this loan are being used to fund the construction of a new alkoxylation plant in the state of Texas.

The subsidiary Oxiteno USA has a loan in the notional amount of US$20 million, due in September 2021, with interest of LIBOR + 3% p.a., paid quarterly. The loan is guaranteed by Ultrapar and the subsidiary Oxiteno S.A.

f.	Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil to finance the marketing, processing, or manufacturing of agricultural goods (ethanol).

These loans mature, as follows (including interest until March 31, 2017):

Maturity
2017-Jul	170,592
2017-Nov	104,693
2018-Jan	170,592
2018-Apr	104,693
2019-Feb	169,613
2019-May	1,248,653
2020-May	339,494
2021-May	339,494
2022-May	339,494

Total	2,987,318

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Debentures

1)	In December 2012, the subsidiary IPP made its first issuance of public debentures, in a single series of 60,000 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	November 16, 2017
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

2)	In January 2014, the subsidiary IPP made its second issuance of public debentures, in a single series of 80,000 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	December 20, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	107.9% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

3)	In March 2015, the Company made its fifth issuance of debentures, in a single series of 80,000 simple, nonconvertible into shares, unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 10,000.00
Final maturity:	March 16, 2018
Payment of the face value:	Lump sum at final maturity
Interest:	108.25% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

4)	In May 2016, the subsidiary IPP made its fourth issuance of public debentures, in one single series of 500 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$ 1,000,000.00
Final maturity:	May 25, 2021
Payment of the face value:	Annual as from May 2019
Interest:	105.0% of CDI
Payment of interest:	Semiannually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

h.	Export Credit Note

The subsidiary Oxiteno Nordeste has export credit note contract in the amount of R$ 156.8 million, with maturity in May 2018, and floating rate of 101.5% of CDI, paid quarterly.

i.	Finance Leases

The subsidiary Cia. Ultragaz has a finance lease contract related to LPG bottling facilities, maturing in April 2031.

Subsidiary Extrafarma has finance lease contracts related to software, with terms between 48 to 60 months.

The amounts of equipment and intangible assets, net of depreciation and amortization, and the amounts of the corresponding liabilities are shown below:

	03/31/2017
	LPG bottling facilities	Software	Total
Equipment and intangible assets, net of depreciation and amortization	16,628	169	16,797
Financing (present value)	48,004	76	48,080

Current	2,495	76	2,571
Non-current	45,509	—	45,509

	12/31/2016
	LPG bottling facilities	Software	Total
Equipment and intangible assets, net of depreciation and amortization	17,078	223	17,301
Financing (present value)	48,566	150	48,716

Current	2,465	150	2,615
Non-current	46,101	—	46,101

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The future disbursements (installments) assumed under these contracts are presented below:

	03/31/2017
	LPG bottling facilities	Software	Total
Up to 1 year	4,876	79	4,955
From 1 to 2 years	4,876	—	4,876
From 2 to 3 years	4,876	—	4,876
From 3 to 4 years	4,876	—	4,876
From 4 to 5 years	4,876	—	4,876
More than 5 years	44,295	—	44,295

Total	68,675	79	68,754

	12/31/2016
	LPG bottling facilities	Software	Total
Up to 1 year	4,876	156	5,032
From 1 to 2 years	4,876	—	4,876
From 2 to 3 years	4,876	—	4,876
From 3 to 4 years	4,876	—	4,876
From 4 to 5 years	4,876	—	4,876
More than 5 years	45,516	—	45,516

Total	69,896	156	70,052

The above amounts include Services Tax (“ISS”) payable on the monthly installments, except for disbursements for the LPG bottling facilities.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

j.	Transaction Costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instruments and are recognized as an expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2016	Incurred cost	Amortization	Balance on 03/31/2017
Notes in the foreign market (b)	0.0	16,612	—	(323)	16,289
Banco do Brasil (f)	0.2	12,182	—	(965)	11,217
Debentures (g)	0.1	6,835	—	(504)	6,331
Foreign Loans (c)	0.2	2,211	563	(460)	2,314
Other	0.2	1,952	—	(197)	1,755

Total		39,792	563	(2,449)	37,906

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Notes in the foreign market (b)	1,332	1,406	1,484	1,567	1,654	8,846	16,289
Banco do Brasil (f)	4,253	4,760	1,262	548	326	68	11,217
Debentures (g)	2,180	1,948	1,321	763	119	—	6,331
Foreign Loans (c)	1,401	683	165	65	—	—	2,314
Other	563	528	460	204	—	—	1,755

Total	9,729	9,325	4,692	3,147	2,099	8,914	37,906

k.	Guarantees

The financings are guaranteed by collateral in the amount of R$ 58,012 as of March 31, 2017 (R$ 56,570 as of December 31, 2016) and by guarantees and promissory notes in the amount of R$ 6,764,627 as of March 31, 2017 (R$ 7,069,482 as of December 31, 2016).

In addition, the Company and its subsidiaries offer collaterals in the form of letters of credit for commercial and legal proceedings in the amount of R$ 223,514 as of March 31, 2017 (R$ 215,988 as of December 31, 2016) and guarantees related to raw materials imported by the subsidiary IPP in the amount of R$ 50,694 as of March 31, 2017 (R$ 59,316 as of December 31, 2016).

Some subsidiaries of Oxiteno issue collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 27,326 as of March 31, 2017 (R$ 30,764 as of December 31, 2016), with maturities of up to 213 days. Until March 31, 2017, the subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals recognized in current liabilities as other payables is R$ 662 as of March 31, 2017 (R$ 743 as of December 31, 2016), which is recognized as profit or loss as customers settle their obligations with the financial institutions.

15.	Trade Payables (Consolidated)

	03/31/2017	12/31/2016
Domestic suppliers	1,082,424	1,620,388
Foreign suppliers	112,914	89,265

	1,195,338	1,709,653

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Some Company’s subsidiaries acquire oil based fuels and LPG from Petróleo Brasileiro S.A.—Petrobras and its subsidiaries and ethylene from Braskem S.A. These suppliers control almost all of the markets for these products in Brazil. The Company’s subsidiaries depend on the ability of those suppliers to deliver products in a timely manner and at acceptable prices and terms. The loss of any major supplier or a significant reduction in product availability from these suppliers could have a significant adverse effect on the Company and its subsidiaries. The Company and its subsidiaries believe that their relationship with suppliers is satisfactory.

16.	Salaries and Related Charges (Consolidated)

	03/31/2017	12/31/2016
Provisions on payroll	161,657	162,216
Profit sharing, bonus and premium	55,818	140,504
Social charges	59,785	49,812
Salaries and related payments	5,142	7,893
Benefits	2,037	1,938
Others	2,453	355

	286,892	362,718

17.	Taxes Payable (Consolidated)

	03/31/2017	12/31/2016
ICMS	119,777	105,160
PIS and COFINS	20,206	25,287
Value-Added Tax (IVA) of subsidiaries Oxiteno Mexico, Oxiteno USA, Oxiteno Andina and Oxiteno Uruguay	17,096	16,148
Income Tax Withholding (IRRF)	12,145	3,620
ISS	6,885	8,074
IPI	5,483	5,965
National Institute of Social Security (INSS)	3,263	5,305
Others	1,784	1,474

	186,639	171,033

18.	Employee Benefits and Private Pension Plan (Consolidated)

a. ULTRAPREV- Associaçăo de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev—Associaçăo de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.5% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount which will exhaust their respective accumulated fund over a period of 5 to 25 years. The sponsoring company does not guarantee the amounts or the duration of the benefits received by each employee that retires. For the three-month period ended March 31, 2017, the Company and its subsidiaries contributed R$ 6,145 (R$ 5,778 for the three-month period ended March 31, 2016) to Ultraprev, which is recognized as expense in the income statement. The total number of participating employees as of March 31, 2017 was 8,800 active participants and 225 retired participants. In addition, Ultraprev had 28 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Post-employment Benefits

The Company and its subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary as of December 31, 2016 and are recognized in the interim financial information in accordance with IAS 19 R2011 (CPC 33 R2).

	03/31/2017	12/31/2016
Health and dental care plan (1)	33,741	32,826
FGTS Penalty	65,351	64,654
Bonus	32,900	32,815
Life insurance (1)	14,842	14,456

Total	146,834	144,751

Current	23,645	24,940
Non-current	123,189	119,811

(1)	Only Ipiranga.

19.	Provision for Asset Retirement Obligation – Fuel Tanks (Consolidated)

The provision corresponds to the legal obligation to remove Ipiranga’s underground fuel tanks located at Ipiranga-branded service stations after a certain use period (see Note 2.m).

Changes in the provision for asset retirement obligation are as follows:

	03/31/2017	03/31/2016
Initial balance	77,564	74,716
Additions (new tanks)	158	150
Expense with tanks removed	(525)	(706)
Accretion expense	783	2,349

Final balance	77,980	76,509

Current	4,812	4,446
Non-current	73,168	72,063

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

20.	Provisions, Contingencies and Commitments (Consolidated)

a.	Provisions for tax, civil, and labor risks

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by Management based on the opinion of the Company’s legal department and its external legal advisors.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance on 12/31/2016	Additions	Write-offs	Monetary restatement	Balance on 03/31/2017
IRPJ and CSLL (a.1.1)	473,490	—	(589)	8,004	480,905
PIS and COFINS (a.1.2)	141,112	—	(109,463)	2,241	33,890
ICMS	17,099	1,662	(918)	148	17,991
Social security	13,022	116	(271)	188	13,055
Civil, environmental and regulatory claims (a.2.1)	69,350	10,116	(1,232)	227	78,461
Labor litigation (a.3.1)	65,162	3,358	(4,555)	376	64,341
Other	547	—	—	7	554

Total	779,782	15,252	(117,028)	11,191	689,197

Current	52,694				51,541
Non-current	727,088				637,656

Some of the provisions above involve, in whole or in part, escrow deposits.

Balances of escrow deposits are as follows:

	03/31/2017	12/31/2016
Tax matters	654,297	643,423
Labor litigation	71,196	70,392
Civil and other	63,361	64,955

Total – non-current assets	788,854	778,770

a.1)	Provisions for Tax Matters and Social Security

a.1.1) On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana Distribuidora de Gás Ltda. (“Bahiana”) filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the Brazilian Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$ 465,959 as of March 31, 2017 (R$ 457,868 as of December 31, 2016). On July 18, 2014, a second instance unfavorable decision was published and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the Company appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts (STJ and STF) whose trials are pending.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

a.1.2) The subsidiaries Oxiteno S.A., Oxiteno Nordeste, Cia. Ultragaz, Tequimar, Tropical Transportes Ipiranga Ltda., Empresa Carioca de Produtos Químicos S.A. (“EMCA”), IPP and Extrafarma filed for a preliminary injunction seeking the deduction of ICMS from their PIS and COFINS tax bases. On March 15, 2017, in a decision with general repercussion, the Federal Supreme Court (STF) decided that the ICMS does not make up the calculation of PIS and COFINS tax bases. Therefore, supported by its legal advisors, Oxiteno Nordeste and IPP reversed the provision in the amount of R$ 109,463 as of March 31, 2017.

The Company emphasizes that it is possible for the STF to restrict the effects of the judgment or to decide that the effectiveness will be reached after its final decision or other time that may be fixed. Despite the favorable context, until there is effective final decision, the causes may be reassessed, which could result in the recognition of new provisions in the future.

a.2)	Provisions for Civil, Environmental and Regulatory Claims

a.2.1) The Company and its subsidiaries maintained provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental and regulatory issues in the amount of R$ 78,461 as of March 31, 2017 (R$ 69,350 as of December 31, 2016).

a.3)	Provisions for Labor Matters

a.3.1) The Company and its subsidiaries maintained provisions of R$ 64,341 as of March 31, 2017 (R$ 65,162 as of December 31, 2016) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

b.	Contingent Liabilities (Possible)

The Company and its subsidiaries have other pending administrative and legal proceedings of tax, civil, environmental, regulatory, and labor nature, which are individually less relevant, and were estimated by their legal counsel as having possible and/or remote risks (proceedings whose chance of loss is 50% or less). As such, the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries are also litigating for recovery of taxes and contributions, which were not recognized in the interim financial information due to their contingent nature. The estimated amount of this contingency is R$ 2,535,188 as of March 31, 2017 (R$ 2,252,637 as of December 31, 2016).

b.1)	Contingent Liabilities for Tax Matters and Social Security

The Company and its subsidiaries have contingent liabilities for tax matters and social security in the amount of R$ 1,759,697 as of March 31, 2017 (R$ 1,519,658 as of December 31, 2016), mainly represented by:

b.1.1) The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 173,886 as of March 31, 2017 (R$ 169,889 as of December 31, 2016).

b.1.2) The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved as of March 31, 2017 in these proceedings, was R$ 631,677 (R$ 626,393 as of December 31, 2016). Such proceedings arise mostly of the disregard of ICMS credits amounting to R$ 286,981 (R$ 283,367 as of December 31, 2016), of which R$ 116,247 (R$ 113,889 as of December 31, 2016) refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; of alleged non-payment in the amount of R$ 108,983 (R$ 108,786 as of December 31, 2016); inventory differences in the amount of R$ 149,222 (R$ 147,031 as of December 31, 2016) related to the leftovers or faults due to temperature changes or product handling, and noncompliance of ancillary obligations in the amount of R$ 15,274 (R$ 17,562 as of December 31, 2016).

b.1.3) The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount is R$ 640,298 as of March 31, 2017 (R$ 450,120 as of December 31, 2016), mainly represented by:

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.1.3.1) In the first quarter of 2017, the subsidiary IPP received a tax assessment related to the IRPJ and CSLL resulting from the supposedly undue amortization of the goodwill paid on acquisition of a subsidiary, in the amount of R$ 180,855, which includes the amount of the income taxes, interest and penalty. Management assessed the likelihood of the tax assessment, supported by the opinion of its legal advisors, as “possible”, and therefore did not recognize a provision for this contingent liability.

b.2)	Contingent Liabilities for Civil, Environmental and Regulatory Claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 514,307 as of March 31, 2017 (R$ 480,065 as of December 31, 2016), mainly represented by:

b.2.1) The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 31,617 (R$ 31,281 as of December 31, 2016). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

b.2.2) On November 29, 2016, a technical opinion was issued by the Operational Support Center for Execution (Centro de Apoio Operacional à Execução—CAEX), a technical body linked to the São Paulo State Public Prosecutor (“MPE”), presenting a proposal of compensation for the alleged environmental damages caused by the fire on April 2nd, 2015 at the Santos Terminal of the subsidiary Tequimar. This technical opinion is non-binding, with no condemnatory or sanctioning nature, and will still be evaluated by the authorities and parties. The subsidiary is negotiating an agreement with the MPE and the Brazilian Federal Public Prosecutor (“MPF”), and currently there is no lawsuit filed on the matter. The negotiations relate to in natura repair of the any damages. In case of satisfactory conclusion of the negotiations with the MPE and MPF, the payments related to the project costs may affect the future Company’s financial statements. For more information see Note 33.

b.2.3) In 2016, the subsidiary Cia. Ultragaz became party to two administrative proceedings and the subsidiary Bahiana became party to one administrative proceeding filed by CADE based on allegations of anti-competitive practices in the State of Paraíba and in the Federal District. The subsidiaries’ Management, supported by its external legal counsel, are evaluating the facts and evidences to present a defense. According to Law 12,529/11 (“Defense of Competition Law”), the charged fine for violation of the economic order has a range from 0.1% to 20% of the gross revenue of the company, group or conglomerate obtained, in the last year prior to the initiation of the administrative proceeding, in the business activity in which the infraction occurred, and shall never be less than the advantage obtained, when the estimative is possible. As of March 31, 2017, as a result of these administrative proceedings, no fine had been imposed to the subsidiaries. Based on the above, and supported by the opinion of external legal counsel that classified the probability of loss as “possible”, Management did not recognize a provision for these contingencies as of March 31, 2017.

If the conclusion is that the subsidiaries have done such activities or anti-competitive behavior, the subsidiaries may incur fines, penalties and/or criminal sanctions against them and/or certain executives, directors or employees.

b.3)	Contingent Liabilities for Labor Matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 261,184 as of March 31, 2017 (R$ 252,914 as of December 31, 2016), mainly represented by:

b.3.1) In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno Nordeste and EMCA, companies located in the Camaçari Petrochemical Complex, are members, filed separate lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. The decisions rendered on the individual claims which were favorable to the subsidiaries Oxiteno Nordeste and EMCA are final and unappealable. The collective labor dispute remains pending trial by STF. In 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica and reported the fact in the collective labor dispute. In October 2015, Sindiquímica filed enforcement lawsuits against all Camaçari Petrochemical Complex companies that have not yet made settlements, including Oxiteno Nordeste and EMCA.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

21. Deferred Revenue (Consolidated)

The Company’s subsidiaries have recognized the following deferred revenue:

	03/31/2017	12/31/2016
‘am/pm’ and Jet Oil franchising upfront fee	19,030	18,620
Loyalty program “Km de Vantagens”	13,242	13,062
Loyalty program “Clube Extrafarma”	2,686	3,128

	34,958	34,810

Current	22,176	22,300
Non-current	12,782	12,510

Loyalty Programs

Subsidiary Ipiranga has a loyalty program called Km de Vantagens (www.kmdevantagens.com.br) under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) and discounted from sales revenue.

Subsidiary Extrafarma has a loyalty program called Clube Extrafarma (www.clubeextrafarma.com.br) under which registered customers are rewarded with points when they buy products at its drugstore chain. The customers may exchange these points, during the period of six months, for discounts in products at its drugstore chain, recharge credit on a mobile phone, and prizes offered by partners Multiplus Fidelidade and Ipiranga, through Km de Vantagens. Points received by Extrafarma’s customers are discounted from sales revenue. Deferred revenue is estimated based on the fair value of the points granted, considering the value of the prizes and the expected redemption of points. Deferred revenue is recognized in profit or loss when the points are redeemed, on which occasion the costs incurred are also recognized. Deferred revenue of unredeemed points is also recognized in profit or loss when the points expire.

Franchising Upfront Fee

am/pm is the convenience stores chain of the Ipiranga service stations. Ipiranga ended on March 31, 2017 with 2,180 stores (2,165 stores on December 31, 2016). Jet Oil is Ipiranga’s lubricant-changing and automotive service specialized network. Ipiranga ended on March 31, 2017 with 1,603 stores (1,594 stores on December 31, 2016). The franchising upfront fee received by Ipiranga is deferred and recognized in profit or loss on the straight-line accrual basis throughout the terms of the agreements with the franchisees.

22.	Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 3,205,622 shares of the Company. The subscription warrants – indemnification may be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends until that date. As of March 31, 2017, the subscription warrants – indemnification were represented by 2,394,544 shares and amounted to R$ 161,582 (as of December 31, 2016, they were represented by 2,394,825 and totaled R$ 153,429). Due to the final adverse decision of some of these lawsuits, on March 31, 2017, the maximum number of shares that could be issued related to the subscription warrants – indemnification was up to 3,040,576 (3,059,579 shares as of December 31, 2016). For further information on Extrafarma’s acquisition, see Note 3.a to the financial statements of the Company filed with the CVM on February 17, 2016.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

23.	Shareholders’ Equity

a.	Share Capital

The Company is a publicly traded company listed on BM&FBOVESPA in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (NYSE) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”. On March 31, 2017, the subscribed and paid-in capital stock consists of 556,405,096 common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the shares issued by the Company as of March 31, 2017, on BM&FBOVESPA was R$ 71.62.As of March 31, 2017, the Company is authorized to increase capital up to the limit of 800,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors.

As of March 31, 2017, there were 29,619,306 common shares outstanding abroad in the form of ADRs (28,944,097 shares as of December 31, 2016).

b.	Treasury Shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, of February 14, 1980 and 268, of November 13, 1997.

As of March 31, 2017, 13,031,356 common shares (13,131,356 as of December 31, 2016) were held in the Company’s treasury, acquired at an average cost of R$ 36.85 per share (R$ 36.85 as of December 31, 2016).

c.	Capital Reserve

The capital reserve reflects the gain on the transfer of shares at market price to be held in treasury by the Company’s subsidiaries, at an average price of R$ 30.37 per share. Such shares were used in the Deferred Stock Plan granted to executives of these subsidiaries, as mentioned in Note 8.c).

Because of Extrafarma’s association in 2014, the Company recognized an increase in the capital reserves in the amount of R$ 498,812, due to the difference between the value attributable to share capital and the market value of the Ultrapar shares on the date of issue, deducted by R$ 2,260 related to the incurred costs directly attributable to issuing new shares.

d.	Revaluation Reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

e.	Profit Reserves

Legal Reserve

Under Brazilian Corporate Law, the Company is required to appropriate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Retention of Profits

Reserve recognized in previous fiscal years and used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments, in accordance with Article 196 of Brazilian Corporate Law.

Investments Reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made. As provided in its Bylaws, the Company may allocate up to 45% of net income to the investments reserve, up to the limit of 100% of the share capital.

The amounts of retention of profits and investments reserve are free of distribution restrictions and totaled R$ 3,915,964 as of March 31, 2017 and December 31, 2016. In compliance with Article 199 of the Brazilian Corporate Law, on April 19, 2017 the Annual General Shareholders’ Meeting deliberated the excess of the profit reserves in relation to share capital, increasing the share capital in the amount of R$ 1,333,066, related to the retained earnings reserve.

f.	Other Comprehensive Income

Valuation Adjustments

Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in shareholders’ equity under the title “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

Gains and losses on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flows hedges are recorded in shareholders’ equity as “valuation adjustments”. Gains and losses are reclassified to initial cost of non-financial assets.

Cumulative Translation Adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have (i) functional currency other than the presentation currency of the Company, (ii) an independent administration and (iii) notes in the foreign market (see Note 31—net investment hedge in foreign entities), is directly recognized in the shareholders’ equity. This accumulated effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Balance and changes in other comprehensive income of the Company are as follows:

	Valuation adjustments
	Fair value of cash flow hedging instruments	Actuarial gains of post-employment benefits	Total	Cumulative translation adjustment
Balance as of December 31, 2016	(26,883)	2,896	(23,987)	7,519
Translation of foreign subsidiaries	—	—	—	1,322
Changes in fair value	73,870	—	73,870	—
Income and social contribution taxes on fair value	(24,914)	—	(24,914)	—
Actuarial losses of post-employment benefits	—	(24)	(24)	—

Balance as of March 31, 2017	22,073	2,872	24,945	8,841

	Valuation adjustments
	Fair value of cash flow hedging instruments	Fair value of financial instruments classified as available for sale	Actuarial gains of post- employment benefits	Total	Cumulative translation adjustment
Balance as of December 31, 2015	6,261	1,523	11,169	18,953	66,925
Translation of foreign subsidiaries	—	—	—	—	(36,988)
Changes in fair value	(67,323)	(10,005)	—	(77,328)	—
Actuarial gain of post-employment benefits	—	—	4,327	4,327	—
Income and social contribution taxes on actuarial gains	—	—	(1,471)	(1,471)	—

Balance as of March 31, 2016	(61,062)	(8,482)	14,025	(55,519)	29,937

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Dividends and Allocation of Net Income

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in shareholders’ equity until they are approved by the Shareholders. The proposed dividends payable as of December 31, 2016 in the amount of R$ 472,650 (R$ 0.87 – eighty seven cents of Brazilian Real per share), were approved by the Board of Directors on February 22, 2017, and paid beginning March 10, 2017, being ratified at the Annual General Shareholders’ Meeting on April 19, 2017.

24.	Revenue from Sale and Services (Consolidated)

	03/31/2017	03/31/2016
Gross revenue from sale	19,197,193	19,994,921
Gross revenue from services	183,058	144,658
Sales taxes	(430,337)	(503,440)
Discounts and sales returns	(222,375)	(115,708)
Deferred revenue (see Note 21)	349	3,892

Net revenue from sales and services	18,727,888	19,524,323

25.	Expenses by Nature (Consolidated)

The Company presents its expenses by function in the consolidated income statement and presents below its expenses by nature:

	03/31/2017	03/31/2016
Raw materials and materials for use and consumption	16,736,036	17,520,841
Personnel expenses	529,378	485,243
Freight and storage	273,827	258,069
Depreciation and amortization	295,581	270,120
Advertising and marketing	54,949	51,648
Services provided by third parties	70,892	61,347
Lease of real estate and equipment	44,479	39,252
Other expenses	101,626	82,582

Total	18,106,768	18,769,102

Classified as:
Cost of products and services sold	17,040,851	17,806,080
Selling and marketing	703,339	641,202
General and administrative	362,578	321,820

Total	18,106,768	18,769,102

Research and development expenses are recognized in the income statements and amounted to R$13,494 for the three-month period ended March 31, 2017 (R$ 10,996 for the three-month period ended March 31, 2016).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

26.	Gain (loss) on Disposal of Property, Plant and Equipment and Intangibles (Consolidated)

The gain or loss is determined as the difference between the selling price and residual book value of the investment, property, plant, and equipment, or intangible asset disposed of. For the three-month period ended March 31, 2017, the loss was R$ 6,353 (gain of R$ 75 for the three-month period ended March 31, 2016), represented primarily from disposal of property, plant, and equipment.

27.	Other Operating Income, Net (Consolidated)

	03/31/2017	03/31/2016
Commercial partnerships (1)	10,707	9,722
Merchandising (2)	4,657	14,273
Loyalty program (3)	6,056	2,696
Ultracargo – fire accident in Santos (see Note 33)	(15,672)	5,874
Reversal of provision – ICMS from PIS and COFINS tax bases (see Note 20.a.1.2)	49,152	—
Others	1,435	2,861

Other operating income, net	56,335	35,426

(1)	Refers to contracts with service providers and suppliers which establish trade agreements for convenience stores and gas stations.
(2)	Refers to contracts with suppliers of convenience stores, which establish, among other agreements, promotional campaigns.
(3)	Refers to sales of “Km de Vantagens” to partners of the loyalty program. Revenue is recognized at the time that the partners transfer the points to their customers.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

28.	Financial Income (Expense)

	Parent		Consolidated
	03/31/2017	03/31/2016	03/31/2017	03/31/2016
Financial income:
Interest on financial investments	30,754	40,957	137,944	88,562
Interest from customers	—	—	25,311	25,320
Other financial income	—	—	1,106	1,247

	30,754	40,957	164,361	115,129

Financial expenses:
Interest on loans	—	—	(218,937)	(179,869)
Interest on debentures	(27,233)	(29,185)	(90,335)	(79,029)
Interest on finance leases	—	—	(661)	(630)
Bank charges, financial transactions tax, and other charges	(516)	(1,841)	(22,197)	(17,007)
Exchange variation, net of gains and losses with derivative instruments	—	—	14,399	(23,263)
Reversal of provision – ICMS from PIS and COFINS tax bases (see Note 20.a.1.2)	—	—	43,411	—
Changes in subscription warranty—indemnification (see Note 22)	(9,804)	(27,453)	(9,804)	(27,453)
Monetary restatement of provisions, net, and other financial expenses	588	(5)	(1,412)	(4,335)

	(36,965)	(58,484)	(285,536)	(331,585)

Financial income (expense)	(6,211)	(17,527)	(121,175)	(216,456)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

29.	Earnings per Share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a deferred stock plan and subscription warrants—indemnification, as mentioned in Notes 8.c and 22, respectively.

Basic Earnings per Share	03/31/2017	03/31/2016
Net income for the period of the Company	368,170	385,218

Weighted average shares outstanding (in thousands)	541,774	541,356
Basic earnings per share –R$	0.6796	0.7116

Diluted Earnings per Share	03/31/2017	03/31/2016
Net income for the period of the Company	368,170	385,218

Weighted average shares outstanding (in thousands), including deferred stock plan and subscription warrants—indemnification	545,672	545,214
Diluted earnings per share –R$	0.6747	0.7065

Weighted Average Shares Outstanding (in thousands)	03/31/2017	03/31/2016
Weighted average shares outstanding for basic per share calculation:	541,774	541,356
Dilution effect
Subscription warrants—indemnification	2,365	2,067
Deferred Stock Plan	1,533	1,791

Weighted average shares outstanding for diluted per share calculation:	545,672	545,214

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

30.	Segment Information

The Company operates five main business segments: gas distribution, fuel distribution, chemicals, storage and drugstores. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are raw materials used in the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The drugstores segment (Extrafarma) trades pharmaceutical, hygiene, and beauty products through its own drugstore chain in the states of Amapá, Ceará, Maranhão, Pará, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, São Paulo and Tocantins. The segments shown in the interim financial information are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

The main financial information of each of the Company’s segments are stated as follows:

	03/31/2017	03/31/2016
Net revenue from sales and services:
Ultragaz	1,352,326	1,232,600
Ipiranga	15,918,940	16,869,314
Oxiteno	912,427	1,004,038
Ultracargo	100,684	80,963
Extrafarma	449,801	350,240
Others (1)	10,642	9,203
Intersegment sales	(16,932)	(22,035)

Total	18,727,888	19,524,323

Intersegment sales:
Ultragaz	516	731
Ipiranga	—	—
Oxiteno	702	918
Ultracargo	5,122	11,244
Extrafarma	—	—
Others (1)	10,592	9,142

Total	16,932	22,035

Net revenue from sales and services, excluding intersegment sales:
Ultragaz	1,351,810	1,231,869
Ipiranga	15,918,940	16,869,314
Oxiteno	911,725	1,003,120
Ultracargo	95,562	69,719
Extrafarma	449,801	350,240
Others (1)	50	61

Total	18,727,888	19,524,323

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	03/31/2017	03/31/2016
Operating income (expense):
Ultragaz	79,244	69,300
Ipiranga	515,570	542,806
Oxiteno	75,410	160,214
Ultracargo	9,800	21,969
Extrafarma	(9,846)	(4,617)
Others (1)	924	1,050

Total	671,102	790,722

Share of profit of joint-ventures and associates:
Ultragaz	(36)	12
Ipiranga	(4,082)	(5,475)
Oxiteno	236	405
Ultracargo	296	(40)
Others (1)	10,014	1,831

Total	6,428	(3,267)

Financial income	164,361	115,129
Financial expenses	(285,536)	(331,585)

Income before income and social contribution taxes	556,355	570,999

Additions to property, plant, and equipment and intangible assets:
Ultragaz	84,853	85,225
Ipiranga	231,987	139,829
Oxiteno	74,776	47,582
Ultracargo	10,681	6,201
Extrafarma	21,709	15,867
Others (1)	4,703	1,797

Total additions to property, plant, and equipment and intangible assets (see Notes 12 and 13)	428,709	296,501
Asset retirement obligation – fuel tanks (see Note 19)	(158)	(150)
Capitalized borrowing costs	(6,041)	(5,545)

Total investments in property, plant, and equipment and intangible assets (cash flow)	422,510	290,806

Depreciation and amortization charges (excluding intersegment account balances):
Ultragaz	41,180	39,189
Ipiranga	189,418	169,260
Oxiteno	35,900	37,695
Ultracargo	11,652	10,682
Extrafarma	13,902	9,841
Others (1)	3,529	3,453

Total	295,581	270,120

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	03/31/2017	12/31/2016
Total assets (excluding intersegment account balances):
Ultragaz	2,309,241	2,308,686
Ipiranga	10,632,151	11,663,289
Oxiteno	6,292,907	6,354,788
Ultracargo	1,402,923	1,535,815
Extrafarma	1,810,118	1,719,524
Others (1)	579,759	577,568

Total	23,027,099	24,159,670

(1)	Composed of the parent company Ultrapar (including goodwill of certain acquisitions) and subsidiaries Serma—Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) and Imaven Imóveis Ltda.

Geographic Area Information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	03/31/2017	12/31/2016
United States of America	296,792	264,478
Mexico	106,264	103,051
Uruguay	64,769	67,251
Venezuela	8,142	5,989

	475,967	440,769

The Company generates revenue from operations in Brazil, Mexico, United Stated of America, Uruguay and Venezuela, as well as from exports of products to foreign customers, as disclosed below:

	03/31/2017	03/31/2016
Net revenue:
Brazil	18,467,822	19,225,823
Mexico	41,339	46,949
Uruguay	11,507	10,180
Venezuela	5,668	4,186
Other Latin American countries	100,144	127,466
United States of America and Canada	43,243	44,666
Far East	14,235	13,939
Europe	26,651	34,238
Others	17,279	16,876

Total	18,727,888	19,524,323

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

31.	Risks and Financial Instruments (Consolidated)

Risk Management and Financial Instruments—Governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a conservative policy for the management of resources, financial instruments, and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit, and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•	Implementation of the management of financial assets, instruments, and risks is the responsibility of the financial area, through its treasury department, with the assistance of the tax and accounting departments.

•	Supervision and monitoring of compliance with the principles, guidelines, and standards of the Policy is the responsibility of the Risk and Investment Committee, which is composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fundraising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Board of Directors of Ultrapar.

•	Continuous improvement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the financial area.

•	The internal audit department audits the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Currency Risk

Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of changes in exchange rates on the Company´s income and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related. Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais:

Assets and Liabilities in Foreign Currencies

In millions of Brazilian Reais	03/31/2017	12/31/2016
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	348.8	423.9
Foreign trade receivables, net of allowance for doubtful accounts and advances to foreign customers	205.1	323.4
Net investments in foreign subsidiaries (except cash, cash equivalents, financial investments, trade receivables, financing, and payables)	630.5	600.9

	1,184.4	1,348.2

Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and negative goodwill	(4,359.5)	(4,736.3)
Payables arising from imports, net of advances to foreign suppliers	(111.1)	(57,1)

	(4,470.6)	(4,793.4)

Foreign currency hedging instruments	1,644.3	2,206.4

Net asset (liability) position – Total	(1,641.9)	(1,238.8)

Net asset (liability) position – Income statement effect	(134.4)	24.8
Net asset (liability) position – Shareholders’ equity effect	(1,507.5)	(1,263.6)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Assets and Liabilities in Foreign Currency

The table below shows the effect of exchange rate changes in different scenarios, based on the net liability position of R$ 1,641.9 million in foreign currency:

In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
(1) Income statement effect	Real devaluation	(13.4)	(33.6)	(67.2)
(2) Shareholders’ equity effect		(150.8)	(376.9)	(753.8)

(1) + (2)	Net effect	(164.2)	(410.5)	(821.0)

(3) Income statement effect	Real appreciation	13.4	33.6	67.2
(4) Shareholders’ equity effect		150.8	376.9	753.8

(3) + (4)	Net effect	164.2	410.5	821.0

The shareholders’ equity effect refers to cumulative translation adjustments of changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.r and 23.f—Cumulative Translation Adjustments), net investments hedge in foreign entities, cash flow hedge of firm commitment and highly probable transaction (see Note 2.c and Hedge Accounting below).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Interest Rate Risk

The Company and its subsidiaries adopt conservative policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the CDI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, BNDES, and other development agencies, as well as debentures and borrowings in foreign currency, as shown in Note 14.

The Company attempts to maintain its financial interest assets and liabilities at floating rates.

The table below shows the financial assets and liabilities exposed to floating interest rates:

In millions of Brazilian Reais	Note	03/31/2017	12/31/2016
CDI
Cash equivalents	4	3,267.7	3,837.8
Financial investments	4	966.0	1,174.5
Asset position of foreign exchange hedging instruments—CDI	31	28.8	28.3
Loans and debentures	14	(5,927.2)	(5,862.3)
Liability position of foreign exchange hedging instruments—CDI	31	(1,719.5)	(2,181.6)

Net liability position in CDI		(3,384.2)	(3,003.3)

TJLP
Loans—TJLP	14	(371.6)	(404.4)

Net liability position in TJLP		(371.6)	(404.4)

LIBOR
Asset position of foreign exchange hedging instruments—LIBOR	31	1,094.8	1,149.7
Loans—LIBOR	14	(1,412.5)	(1,470.1)

Net liability position in LIBOR		(317.7)	(320.4)

TIIE
Loans—TIIE	14	(3.4)	(9.6)

Net liability position in TIIE		(3.4)	(9.6)

SELIC
Loans—SELIC	14	(99.2)	(99.5)

Net liability position in SELIC		(99.2)	(99.5)

Total net liability position exposed to floating interest		(4,176.1)	(3,837.2)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis of Floating Interest Rate Risk

The table below shows the incremental expenses and income that would be recognized in financial income as of March 31, 2017, due to the effect of floating interest rate changes in different scenarios:

In millions of Brazilian Reais	Risk	Scenario I	Scenario II	Scenario III
		10%	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in CDI	13.6	34.0	68.1
Foreign exchange hedging instruments (assets in CDI) effect	Increase in CDI	0.1	0.1	0.3
Interest effect on debt in CDI	Increase in CDI	(19.1)	(47.7)	(95.4)
Interest rate hedging instruments (liabilities in CDI) effect	Increase in CDI	(12.5)	(29.4)	(57.5)

Incremental expenses		(17.9)	(43.0)	(84.5)

Interest effect on debt in TJLP	Increase in TJLP	(0.7)	(1.7)	(3.5)

Incremental expenses		(0.7)	(1.7)	(3.5)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	0.3	0.7	1.4
Interest effect on debt in LIBOR	Increase in LIBOR	(0.4)	(0.9)	(1.8)

Incremental expenses		(0.1)	(0.2)	(0.4)

Interest effect on debt in TIIE	Increase in TIIE	—	—	(0.1)

Incremental expenses		—	—	(0.1)

Interest effect on debt in SELIC	Increase in SELIC	(0.3)	(0.7)	(1.5)

Incremental expenses		(0.3)	(0.7)	(1.5)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Credit Risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments, and trade receivables.

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

Government credit risk—The Company’s policy allows investments in government securities from countries classified as investment grade AAA or Aaa by specialized credit rating agencies and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The Company maintained the following allowances for doubtful accounts on trade receivables:

	03/31/2017	12/31/2016
Ipiranga	196,021	182,252
Ultragaz	35,566	33,804
Oxiteno	10,591	10,856
Extrafarma	3,986	3,449
Ultracargo	2,205	2,971

Total	248,369	233,332

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Liquidity Risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly, through joint ventures, or through associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases, or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital and sources of financing to satisfy their current needs. The gross indebtedness due over the next twelve months totals R$ 3,420.4 million, including estimated interests on loans (for quantitative information, see Note 14). Furthermore, the investment plan for 2017 totals R$ 2,174 million, and until March 31, 2017 the amount of R$ 485 million had been realized. As of March 31, 2017, the Company and its subsidiaries had R$ 4,745.6 million in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities as of March 31, 2017 to be settled by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed on the balance sheet as of March 31, 2017.

				In millions of Brazilian Reais
Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest (1) (2)	13,869.2	3,420.4	4,907.3	1,872.8	3,668.7
Currency and interest rate hedging instruments (3)	302.9	128.7	152.7	21.5	—
Trade payables	1,195.3	1,195.3	—	—	—

(1)	To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) CDI of 9.9%, (ii) exchange rate of the Real against the U.S. dollar of R$ 3.22 in 2017, R$ 3.41 in 2018, R$ 3.62 in 2019, R$ 3.83 in 2020 and R$ 4.05 in 2021, R$ 4.26 in 2022, R$ 4.48 in 2023, R$ 4.69 in 2024, R$ 4.89 in 2025 and R$ 5.09 in 2026 (iii) TJLP of 7.0% p.a. and (iv) IGP-M of 4.2% in 2017, 4.4% in 2018, 4.3% from 2019 to 2031 (source: BM&FBOVESPA, Bulletin Focus and financial institutions).
(2)	Includes estimated interest payments on short-term and long-term loans until the payment date.
(3)	The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curve of DI x Pre contract quoted on BM&FBOVESPA on March 31, 2017 and on the futures curve of LIBOR (ICE—IntercontinentalExchange) on March 31, 2017. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Capital Management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, net debt / EBITDA, interest coverage, and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents, and financial investments (see Note 4) and loans, including debentures (see Note 14). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

Selection and Use of Financial Instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections, and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section “Risk Management and Financial Instruments – Governance”, the Committee monitors compliance with the risk standards established by the Policy through a risk map, including the use of hedging instruments, on a monthly basis. In addition, the internal audit department verifies the compliance with the requirements of the Policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments entered into by the Company and its subsidiaries:

			Notional amount (1)		Fair value		Amounts receivable	Amounts payable
Hedging instruments	Counterparty	Maturity	03/31/2017	12/31/2016	03/31/2017	12/31/2016	03/31/2017
					R$ million	R$ million	R$ million	R$ million
a – Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars (LIBOR)	Bradesco, BTMU, Itaú, JP Morgan, Morgan Stanley, Santander, Scotiabank	Apr 2017 to Oct 2026	US$ 350.0	US$ 350.0	1,094.8	1,149.7	1,094.8	—
Receivables in U.S. dollars (Fixed)			US$ 900.4	US$ 1,062.4	577.8	1,084.6	577.8	—
Payables in CDI interest rate			US$ (1,250.4)	US$ (1,412.4)	(1,719.5)	(2,181.6)	—	1,719.5

Total result			—	—	(46.9)	52.7	1,672.6	1,719.5

b – Exchange rate swaps payable in U.S. dollars + COUPON
Receivables in CDI interest rates	Bradesco, Citibank, Itaú, Santander	Apr 2017 to Jun 2017	US$ 9.1	US$ 8.5	28.8	28.3	28.8	—
Payables in U.S. dollars (Fixed)			US$ (9.1)	US$ (8.5)	(28.3)	(27.9)	—	28.3

Total result			—	—	0.5	0.4	28.8	28.3

Total gross result					(46.4)	53.1	1,701.4	1,747.8
Income tax					(24.8)	(36.9)	(24.8)	—

Total net result					(71.2)	16.2	1,676.6	1,747.8

Positive result (see Note 4)					129.5	218.5
Negative result (see Note 14)					(200.7)	(202.3)

(1)	In million. Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Hedging instruments existing as of March 31, 2017 are described below, according to their category, risk, and hedging strategy:

a—Hedging against foreign exchange exposure of liabilities in foreign currency—The purpose of these contracts is (i) to offset the effect of the change in exchange rates of debts or firm commitments in U.S. dollars by converting them into debts or firm commitments in Brazilian Reais linked to CDI, (ii) firm commitments in U.S. dollars, changing them into debts or firm commitments in Reais indexed to the CDI and (iii) change a financial investment linked to the CDI and given as a guarantee to a loan in the U.S. dollar into a financial investment linked to the U.S. dollar. As of March 31, 2017, the Company and its subsidiaries had outstanding swap contracts totaling US$ 1,250.4 million in notional amount with a liability position, on average of 83.4% of CDI, of which US$ 167.4 million, had an asset position at US$ + 1.55% p.a., US$ 350.0 million had an asset position at US$ + LIBOR + 1.04% p.a. and US$ 733.0 million in interest rate swap with an asset position at US$ + 5.65% p.a. This amount includes US$ 370.0 million related to the fair value of hedging instruments of Ipiranga’s debt (see Notes 14.c and “hedge accounting” below) and US$ 67.4 million related to hedging instruments of cash flow of firm commitment (see “hedge accounting” below).

b—Hedging against foreign exchange exposure of operations—The purpose of these contracts is to make the exchange rate of the revenues of subsidiaries Oleoquímica, Oxiteno S.A. and Oxiteno Nordeste equal to the exchange rate of the cost of their main raw materials during their operating cycles. As of March 31, 2017, these swap contracts totaled US$ 9.1 million and, on average, had an asset position at 73.2% of CDI and a liability position at US$ + 0.0% p.a.

Hedge Accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

Fair value hedge

The Company and its subsidiaries designate as fair value hedges certain financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

On March 31, 2017, the notional amount of foreign exchange hedging instruments designated as fair value hedge totaled US$ 370.0 million. As of March 31, 2017, a loss of R$ 102.6 million related to the result of hedging instruments, a gain of R$ 23.9 million related to the fair value adjustment of debt, and a gain of R$ 35.9 million related to the financial expense of the debt were recognized in the income statements, transforming the average effective cost of the operation into 102.4% of CDI (see Note 14.c.1).

Cash flow hedge

The Company and its subsidiaries designate, as cash flow hedge of firm commitment and highly probable transactions, derivative financial instruments to hedge “firm commitments” and non-derivative financial instruments to hedge “highly probable future transactions”, to hedge against fluctuations arising from changes in exchange rate.

On March 31, 2017, the notional amount of exchange rate hedging instruments of firm commitments designated as cash flow hedges totaled US$ 67.4 million, and a loss of R$ 42.3 million was recognized in the income statement. On March 31, 2017, the unrealized gain of “Other comprehensive income” is R$ 5.1 million (loss of R$ 13.8 million on December 31, 2016), net of deferred income and social contribution taxes.

On March 31, 2017, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as fair value hedge, related to notes in the foreign market totaled US$ 570.0 million. On March 31, 2017, the unrealized gain of “Other comprehensive income” is R$ 22.0 million (loss of R$ 12.1 million on December 31, 2016), net of deferred income and social contribution taxes.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Net investment hedge in foreign entities

The Company and its subsidiaries designate, as net investment hedge in foreign entities, notes in the foreign market, for hedging net investment in foreign entities, to offset changes in exchange rates.

On March 31, 2017, the balance of foreign exchange hedging instruments designated as net investments hedge in foreign entities, related to part of the investments made in entities which functional currency is other than the Brazilian Real, totaled US$ 133.0 million. On March 31, 2017, the unrealized gain of “Other comprehensive income” is R$ 5.1 million (loss of R$ 2.8 million on December 31, 2016), net of deferred income and social contribution taxes. The effects of exchange rate changes on investments and hedging instruments were offset in shareholders’ equity.

Gains (losses) on Hedging Instruments

The following tables summarize the value of gains (losses) recognized, which affected the shareholders’ equity of the Company and its subsidiaries:

	R$ million
	03/31/2017
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(19.7)	5.1
b – Exchange rate swaps payable in U.S. dollars (ii)	3.4	—
c – Interest rate swaps in R$ (iii)	—	—
d – Non-derivative financial instruments (iv)	(3.5)	27.1

Total	(19.8)	32.2

	R$ million
	03/31/2016	12/31/2016
	Profit or loss	Equity
a – Exchange rate swaps receivable in U.S. dollars (i) (ii)	(78.1)	(13.8)
b – Exchange rate swaps payable in U.S. dollars (ii)	5.1	—
c – Interest rate swaps in R$ (iii)	(0.3)	—
d – Non-derivative financial instruments (iv)	—	(14.9)

Total	(73.3)	(28.7)

(i)	Does not consider the effect of exchange rate variation of exchange swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt/firm commitments).
(ii)	Considers the designation effect of foreign exchange hedging.
(iii)	Considers the designation effect of interest rate hedging in Brazilian Reais.
(iv)	Considers the results of notes in the foreign market.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Fair Value of Financial Instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, are stated below:

			03/31/2017		12/31/2016
	Category	Note	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Loans and receivables	4	100,673	100,673	113,318	113,318
Financial investments in local currency	Measured at fair value through profit or loss	4	3,267,652	3,267,652	3,837,807	3,837,807
Financial investments in foreign currency	Measured at fair value through profit or loss	4	204,351	204,351	323,033	323,033
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	59,686	59,686	113,640	113,640
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4	898,855	898,855	1,053,369	1,053,369
Fixed-income securities and funds in local currency	Held to maturity	4	7,449	7,449	7,449	7,449
Fixed-income securities and funds in foreign currency	Available for sale	4	84,967	84,967	34,775	34,775
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	129,458	129,458	218,458	218,458

Total			4,753,091	4,753,091	5,701,849	5,701,849

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,143,701	1,143,701	1,428,907	1,428,907
Financing	Measured at amortized cost	14	6,865,012	6,771,145	6,990,269	6,881,085
Debentures	Measured at amortized cost	14	2,781,402	2,766,532	2,746,881	2,746,915
Finance leases	Measured at amortized cost	14	48,080	48,080	48,716	48,716
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	200,718	200,718	202,357	202,357
Subscription warrants – indemnification	Measured at fair value through profit or loss	22	161,582	161,582	153,429	153,429

Total			11,200,495	11,091,758	11,570,559	11,461,409

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair value of cash and bank deposit balances are identical to their carrying values.

•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the interim financial information, which corresponds to their fair value.

•	Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and, therefore, the Company believes their fair value corresponds to their carrying value.

•	The subscription warrants – indemnification were measured based on the share price of Ultrapar (UGPA3) at the interim financial information date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. (See Note 22).

•	The fair value calculation of notes in the foreign market (see Note 14.b) is based on the quoted price in an active market.

The fair value of other financial investments and financing was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of March 31, 2017 and December 31, 2016. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable in the current market.

Financial instruments were classified as loans and receivables or financial liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, (ii) financial investments classified as measured at fair value through profit or loss, (iii) financial investments that are classified as available for sale, which are measured at fair value through other comprehensive income (see Note 4), (iv) loans and financing measured at fair value through profit or loss (see Note 14), (v) guarantees to customers that have vendor arrangements (see Note 14.k), which are measured at fair value through profit or loss, and (vi) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 22). The financial investments classified as held-to-maturity are measured at amortized cost. Cash, banks, and trade receivables are classified as loans and receivables. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Fair Value Hierarchy of Financial Instruments

The financial instruments are classified in the following categories:

(a)	Level 1—prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b)	Level 2—inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

(c)	Level 3—inputs for the asset or liability which are not based on observable market variables (unobservable inputs).

The table below shows a summary of the financial assets and financial liabilities measured at fair value in the Company’s and its subsidiaries:

	Category	Note	03/31/2017	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Loans and receivables	4	100,673	100,673	—	—
Financial investments in local currency	Measured at fair value through profit or loss	4	3,267,652	3,267,652	—	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4	204,351	204,351	—	—
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	59,686	59,686	—	—
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4	898,855	898,855	—	—
Fixed-income securities and funds in local currency	Held to maturity	4	7,449	7,449	—	—
Fixed-income securities and funds in foreign currency	Available for sale	4	84,967	29,119	55,848	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	129,458	—	129,458	—

Total			4,753,091	4,567,785	185,306	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,143,701	—	1,143,701	—
Financing	Measured at amortized cost	14	6,771,145	2,303,556	4,467,589	—
Debentures	Measured at amortized cost	14	2,766,532	—	2,766,532	—
Finance leases	Measured at amortized cost	14	48,080	—	48,080	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	200,718	—	200,718	—
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	22	161,582	—	161,582	—

Total			11,091,758	2,303,556	8,788,202	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	12/31/2016	Level 1	Level 2	Level 3
Financial assets:
Cash equivalents
Cash and banks	Loans and receivables	4	113,318	113,318	—	—
Financial investments in local currency	Measured at fair value through profit or loss	4	3,837,807	3,837,807	—	—
Financial investments in foreign currency	Measured at fair value through profit or loss	4	323,033	323,033	—	—
Financial investments
Fixed-income securities and funds in local currency	Available for sale	4	113,640	113,640	—	—
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4	1,053,369	1,053,369	—	—
Fixed-income securities and funds in local currency	Held to maturity	4	7,449	7,449	—	—
Fixed-income securities and funds in foreign currency	Available for sale	4	34,775	32,167	2,608	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4	218,458	—	218,458	—

Total			5,701,849	5,480,783	221,066	—

Financial liabilities:
Financing	Measured at fair value through profit or loss	14	1,428,907	—	1,428,907	—
Financing	Measured at amortized cost	14	6,881,085	2,338,920	4,542,165	—
Debentures	Measured at amortized cost	14	2,746,915	—	2,746,915	—
Finance leases	Measured at amortized cost	14	48,716	—	48,716	—
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	14	202,357	—	202,357	—
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	22	153,429	—	153,429	—

Total			11,461,409	2,338,920	9,122,489	—

(1)	Refers to subscription warrants issued by the Company in the Extrafarma acquisition. For further information, see Note 22.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Sensitivity Analysis

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, as required by CVM Instruction 475/08, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on BM&FBOVESPA as of March 31, 2017. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 5.15 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the likely scenario, according to the risk to which the hedged item is exposed.

Based on the balances of the hedging instruments and hedged items as of March 31, 2017, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais as of March 31, 2017 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar	153,195	618,102	1,083,009
(2) Debts/firm commitments in dollars	appreciation	(153,208)	(618,115)	(1,083,021)

(1)+(2)	Net effect	(13)	(13)	(12)

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar	12	7,202	14,391
(4) Gross margin of Oxiteno	devaluation	(12)	(7,202)	(14,391)

(3)+(4)	Net effect	0	0	0

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

32.	Commitments (Consolidated)

a.	Contracts

Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement in tons per year	Maturity
Aratu	900,000	2022
Aratu	397,000	2031
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of March 31, 2017, these rates were R$ 6.99 per ton for Aratu and R$ 2.90 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the contractual agreements.

Subsidiary Oxiteno Nordeste has a supply agreement with Braskem S.A. which establishes a minimum annually consumption level of ethylene, calculated quarterly, and conditions for the supply of ethylene until 2021. The minimum purchase commitment clause provided for a minimum annual consumption of 205 thousand tons in 2017. The minimum purchase commitment and the actual demand accumulated to March 31, 2017 and 2016, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 40% of the current ethylene price for the quantity not purchased. The subsidiary met the minimum purchase volume required in the agreement, according to contractual conditions and tolerance.

	Minimum purchase commitment (*)		Accumulated demand (actual)
In tons of ethylene	03/31/2017	03/31/2016	03/31/2017	03/31/2016
1st quarter	51,747	47,240	56,675	47,196

(*)	Adjusted for scheduled shutdowns in Braskem S.A. during the periods.

Subsidiary Oxiteno S.A. has a supply agreement with Braskem S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 22,050 tons of ethylene semiannually. The minimum purchase commitment and the actual demand accumulated to March 31, 2017 and 2016, expressed in tons of ethylene, are shown below. Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine of 30% of the current ethylene price for the quantity not purchased. The subsidiary met the minimum purchase volume required in the agreement, according to contractual conditions and tolerance.

	Minimum purchase commitment (*)		Accumulated demand (actual)
In tons of ethylene	03/31/2017	03/31/2016	03/31/2017	03/31/2016
1st quarter	10,112	11,025	8,235	10,764

(*)	Adjusted for scheduled shutdowns in Braskem S.A. during the periods.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Insurance Coverage in Subsidiaries

The Company maintains appropriate insurance policies with the objective of covering several risks to which it is exposed, including loss of profits, losses and damage from fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the industrial plants and distribution bases and branches of all subsidiaries. The maximum compensation values based on the risk analysis of maximum possible losses of certain locations are shown below:

Maximum compensation value (*)
Oxiteno	US$ 1,062
Ipiranga	R$770
Ultracargo	R$715
Ultragaz	R$300
Extrafarma	R$135

(*)	In millions. In accordance with policy conditions.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

The Company maintains liability insurance policies for directors and executive officers (D&O) to indemnify the members of the Board of Directors, fiscal council and executive officers of Ultrapar and its subsidiaries (“Insured”) in the total amount of US$ 50 million, which cover any of the Insured liabilities resulting from wrongful acts, including any act or omission committed or attempted, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

In addition, group life and personal accident, health and national and international transportation and other insurance policies are also maintained.

The coverage and limit of the insurance policies are based on a careful study of risks and losses conducted by independent insurance advisors. The type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Operating Lease Contracts

Subsidiaries Cia. Ultragaz, Bahiana, Tequimar, Serma, and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms of 36 and 45 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. Subsidiaries Cia. Ultragaz and Bahiana have operating lease contracts related to vehicles in their fleet. These contracts have terms of 24 to 60 months and there is no purchase option. The future disbursements (installments), assumed under these contracts, amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total
03/31/2017	23,982	21,367	—	45,349

The subsidiaries IPP, Extrafarma, and Cia. Ultragaz have operating lease contracts related to land and building of service stations, drugstores, and stores, respectively. The future disbursements and receipts (installments), arising from these contracts, amount approximately to:

		Up to 1 year	Between 1 and 5 years	More than 5 years	Total
03/31/2017	payable	118,973	348,365	229,108	696,446
	receivable	(50,608)	(150,946)	(75,440)	(276,994)

The expense recognized for the three-month period ended March 31, 2017 for operating leases was R$ 27,201 (R$ 23,514 for the three-month period ended March 31, 2016), net of sublease income.

33. Ultracargo – Fire Accident in Santos

In April 2015, a fire occurred in six ethanol and gasoline tanks operated by Ultracargo in Santos, which represented 4% of the subsidiary’s overall capacity as of December 31, 2014. The Civil and Federal Police investigated the accident and its impacts, and concluded that it is not possible to determine the cause of the accident and neither to individualize active or passive conduct related to the cause, and there was no criminal charge against either individual or the subsidiary, by both authorities.

As a result of this accident, some of the operations, which correspond to 150 thousand cubic meters, or 22.5% of Ultracargo’s overall capacity, are still suspended. The decommissioning and rehabilitation stages of the terminal were completed and the licensing process for return of the terminal operation is underway.

As of December 31, 2016, the insurance receivable in the amount of R$ 366,678 and indemnities to customers and third parties in the amount of R$ 99,863 were recorded. In the first quarter of 2017, Ultracargo received the full amount from the insurers. In addition, there are contingent liabilities related to lawsuits and extrajudicial lawsuits in the amount of R$ 96,408 and R$ 16,637, respectively.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Individual and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

34.	Subsequent Event

Issuance of debentures

In April 2017, IPP carried out its fifth issuance of debentures in the total amount of R$ 1,012,500, in two single series of 600,139 and 352,361, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures, unconditionally guaranteed by Ultrapar. The debentures have been subscribed by Eco Consult – Consultoria de Operações Financeiras Agropecuárias Ltda. and the main characteristics of the debentures are as follows:

The debentures were later assigned and transferred to Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). IPP will use the net proceeds from this issuance for the purchase of ethanol.

Principal amount: R$ 660,139	Principal amount: R$352,361
Unit Par Value: R$ 1,000.00	Unit Par Value: R$1,000.00
Maturity date: April 18, 2022	Maturity date: April 15, 2024
Repayment method: Lump sum at final maturity	Repayment method: Lump sum at final maturity
Interest: 95% of CDI	Interest: NTNB – 0.50%
Payment of interest: Semiannually	Payment of interest: Annually

ULTRAPAR PARTICIPAÇÕES S.A.

MD&A—ANALYSIS OF CONSOLIDATED EARNINGS

First Quarter 2017

(1)	Selected financial information:

(R$ million)	1Q17	1Q16	4Q16	Variation 1Q17 X 1Q16	Variation 1Q17 X 4Q16

Net revenue from sales and services	18,727.9	19,524.3	19,085.3	-4%	-2%
Cost of products and services sold	(17,040.9)	(17,806.1)	(17,269.5)	-4%	-1%
Gross profit	1,687.0	1,718.2	1,815.8	-2%	-7%
Selling, marketing, general and administrative expenses	(1,065.9)	(963.0)	(1,084.4)	11%	-2%
Other operating income, net	56.3	35.4	108.9	59%	-48%
Gain on disposal of property, plant and equipment and intangibles	(6.4)	0.1	(4.1)	-8580%	56%
Operating income	671.1	790.7	836.2	-15%	-20%
Financial expenses, net	(121.2)	(216.5)	(201.4)	-44%	-40%
Share of profit of joint ventures and associates	6.4	(3.3)	2.1	-297%	207%
Income before income and social contribution taxes	556.4	571.0	636.9	-3%	-13%
Income and social contribution taxes – current and deferred	(193.5)	(205.3)	(228.2)	-6%	-15%
Income and social contribution taxes – tax incentives	7.5	22.1	26.9	-66%	-72%
Net income	370.3	387.9	435.6	-5%	-15%
Net income attributable to Ultrapar	368.2	385.2	435.4	-4%	-15%
Net income attributable to non-controlling interests in subsidiaries	2.2	2.6	0.2	-18%	1145%
EBITDA(*)	973.1	1,057.6	1,122.0	-8%	-13%

Volume – LPG sales – thousand tons	414.5	407.0	439.9	2%	-6%
Volume – Fuels sales – thousand of cubic meters	5,554.1	5,934.2	5,690.0	-6%	-2%
Volume – Chemicals sales – thousand tons	195.9	181.5	173.1	8%	13%

(*)	For further information on EBITDA, see note (1) on page [95].

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information

The financial information presented in this document has been prepared according to International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the company’s consolidated information. The information of Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma is reported without elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated information of Ultrapar. In addition, the financial and operational information presented in this document is subject to rounding off and, consequently, the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them.

(2)	Performance Analysis:

Ultrapar

Net revenue from sales and services: Ultrapar’s consolidated net revenues in 1Q17 decreased by 4% compared to 1Q16, to R$ 18,728 million, reflecting a decline in net sales and services at Ipiranga and Oxiteno, partially mitigated by a growth at Ultragaz, Ultracargo and Extrafarma. Compared to 4Q16, net revenue decreased by 2%.

Cost of products and services sold: In 1Q17, Ultrapar’s cost of products and services sold reduced by 4% compared to 1Q16, totaling R$ 17,041 million, due to the decrease of cost of products and services sold in Ipiranga. Compared with 4Q16, Ultrapar’s cost of products and services sold decreased by 1%, due to lower cost of products and services sold in Ipiranga, Ultragaz and Ultracargo.

Gross profit: Ultrapar’s gross profit amounted to R$ 1,687 million in 1Q17, down 2% over 1Q16, as a consequence of the reduction in the gross profit in Oxiteno. Compared with 4Q16, Ultrapar’s gross profit decreased 7% given the reduction of gross profit registered by Ipiranga and Ultragaz.

Selling, marketing, general and administrative expenses: Ultrapar’s selling, marketing, general and administrative expenses totaled R$ 1,066 million in 1Q17, up 11% over 1Q16, due to the increase of selling, marketing, general and administrative expenses in all business. Compared with 4Q16, Ultrapar’s selling, marketing, general and administrative expenses decreased by 2%.

Other operating results: In 1Q17, “Other operating results” reported a net revenue of R$ 56 million, over a net revenue of R$ 35 million in 1Q16 and a net revenue of R$ 109 million in 4Q16. In 1Q17, the amount is explained by (i) R$ 49 million as reversion of the provision related to the exclusion of the ICMS (state VAT) from the PIS and Cofins (federal VAT) base and (ii) a revenue of R$ 21 million resulting from the strategy of constant innovation in services and convenience in Ipiranga, partially compensated by R$ 16 million in expenses related to the accident in Santos terminal in April 2015.

Depreciation and amortization: Total costs and expenses with depreciation and amortization in 1Q17 were R$ 296 million, up 9% over 1Q16, reflecting investments made over the last 12 months, particularly investments in expansion of Ipiranga’s service station network. Compared to 4Q16, total depreciation and amortization costs and expenses increased by 4%.

Operating income: Ultrapar’s operating income amounted to R$ 671 million in 1Q17, down 15% over 1Q16, as a result of the decrease in the operating income of business segments. Compared with 4Q16, Ultrapar’s operating income decreased by 20%, as a result of the decrease in the operating income of business segments except for Oxiteno.

Financial result: Ultrapar’s net debt on March 31, 2017 was R$ 6.3 billion (1.5x LTM EBITDA) compared with R$ 5.9 billion on March 31, 2016 (1.5x LTM EBITDA). Net financial expenses were R$ 121 million in 1Q17, a reduction of R$ 95 million compared to 1Q16, due mainly to the R$ 43 million reversion of the provision related to the exclusion of the ICMS from the PIS and Cofins base, to exchange rate effects between periods and to lower CDI in 1Q17, in spite of higher net debt, in line with company growth. In relation to 4Q16, net financial expenses posted a reduction of R$ 80 million due to (i) the provision reverted mentioned above, (ii) exchange rate fluctuations between periods and (iii) lower net debt combined with the lower CDI in the period.

Income and social contribution taxes / Tax incentives: Ultrapar reported income tax and social contribution expenses, net of tax incentives of R$ 186 million in 1Q17, 2% up over 1Q16, due the increased non-deductible expenses, mainly explained by the by lower tax incentives that Ultrapar has in its Northeastern operations. Compared to 4Q16, income tax and social contribution expenses, net of tax incentives decreased by 8%.

Net income: The company reported net earnings in 1Q17 of R$ 370 million, down 5% over 1Q16, reflecting the reduction in EBITDA and higher depreciation and amortization, attenuated by lower net financial expenses and the reversion of the provision related to the exclusion of the ICMS from the PIS and Cofins base of R$ 61 million (net of taxes). Compared to 4Q16, net income was 15% lower due to the decline in EBITDA, as a result of seasonal effects between periods and insurance recoveries by Ultracargo in the preceding quarter, partially offset by the reverted provision mentioned above.

EBITDA: Ultrapar’s consolidated EBITDA was R$ 973 million in 1Q17, down 8% over 1Q16 due to lower EBITDA in the businesses. In addition, the company reverted a R$ 49 million provision related to the exclusion of the ICMS from the PIS and Cofins base. Compared to 4Q16, EBITDA posted a reduction of 13% largely the result of seasonal effects between the periods and recognition of insurance recoveries by Ultracargo in the preceding quarter.

R$ million	1Q17	1Q16	4Q16	Variation 1Q17 X 1Q16	Variation 1Q17 X 4Q16

Ultrapar	973.1	1,057.6	1,122.0	-8%	-13%
Ipiranga	705.2	712.3	862.5	-1%	-18%
Oxiteno	111.5	198.3	45.1	-44%	147%
Ultragaz	120.4	108.5	122.2	11%	-1%
Ultracargo	21.7	32.6	73.8	-33%	-71%
Extrafarma	4.1	5.2	13.2	-22%	-69%

(1)	The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) presented in this document represents the net income before (i) income and social contribution taxes, (ii) net financial expense (income) and (iii) depreciation and amortization, in accordance with ICVM 527/12. The purpose of including EBITDA information is to provide a measure used by the management for internal assessment of our operating results, and because a portion of our employee profit sharing plan is linked directly or indirectly to EBITDA performance. It is also a financial indicator widely used by investors and analysts to measure our ability to generate cash from operations and our operating performance. We also calculate EBITDA in connection with covenants related to some of our financing, as described in Note 14 to our consolidated financial statements. We believe EBITDA allows a better understanding not only of our financial performance but also of our capacity of meeting the payment of interest and principal from our debt and of obtaining resources for our investments and working capital. Our definition of EBITDA may differ from, and, therefore, may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because EBITDA excludes net financial expense (income), income and social contribution taxes and depreciation and amortization, it provides an indicator of general economic performance that is not affected by debt restructurings, fluctuations in interest rates or changes in income and social contribution taxes, depreciation and amortization. EBITDA is not a measure of financial performance under accounting practices adopted in Brazil or IFRS, and it should not be considered in isolation, or as a substitute for net income, as a measure of operating performance, as a substitute for cash flows from operations or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expense (income), income and social contribution taxes and depreciation and amortization.

The reconciliation of the EBITDA to the net income of the period is presented below:

R$ million	1Q17	1Q16	4Q16
Net income	370.3	387.9	435.6
(+) Income tax and social contribution	186.0	183.1	201.3
(+) Net financial expenses	121.2	216.5	201.4
(+) Depreciation and amortization	295.6	270.1	283.7
EBITDA	973.1	1,057.6	1,122.0

The performance analysis for each segment is presented below:

Ipiranga

Operational performance: Ipiranga’s sales volume totaled 5,554 thousand cubic meters in 1Q17, 6% below 1Q16, albeit less than the year-over-year drop of 14% reported in 4Q16, suggesting a reversing trend going forward. Fuel sales volume for light vehicles (Otto cycle) declined by 3% compared to 1Q16, reflecting reduced competitiveness of ethanol prices and worsening unemployment rates, partially offset by the acceleration in investments to add new service stations. Diesel volume decreased by 10% compared to 1Q16, in line with overall economic weakness and lower market share in the wholesale segments (large costumers and TRR). Compared to 4Q16, sales volume was 2% lower due to seasonality effects between periods, offset by a recovery in market share in the resellers segment.

Net revenue from sales and services: Net sales and services reached R$ 15,919 million in 1Q17, down 6% from 1Q16, due mainly to lower sales volume, partially offset by increased share of gasoline and resellers segment in the sales mix and the strategy of constant innovation in service station convenience and services, generating greater customer satisfaction and loyalty. As compared to 4Q16, net sales and services decreased by 3% due to lower sales volume offset by increased share of resellers segment in the sales mix.

Cost of products sold: Ipiranga’s cost of goods sold was R$ 14,829 million in 1Q17, down 6% year-over-year, due mainly to lower sales volume. Cost of goods sold decreased by 2% compared to 4Q16, due largely to the same factor explained above.

Selling, marketing, general and administrative expenses: Sales, general and administrative expenses totaled R$ 594 million in 1Q17, 10% increase over 1Q16 due to (i) higher expenses with studies and projects, (ii) higher expenses with am/pm Suprimentos, in line with the expansion of its operations, (iii) variations in allowance for doubtful accounts and (iv) higher rental expenses. Compared to 4Q16, SG&A expenses rose 1%, mainly due to higher expenses with marketing programs, which typically increases in this comparison basis in the light of the annual resellers’ convention in February, partially offset by a drop in freight expenses, due to lower sales volume, and lower expenses to support commercial initiatives.

EBITDA: Ipiranga reported an EBITDA of R$ 705 million in 1Q17, 1% decrease from 1Q16, due to lower sales volume, offset by better sales mix, by the strategy of constant innovation in services and convenience in the service stations, generating greater customer satisfaction and loyalty and by the movements in fuels costs. Compared to 4Q16, Ipiranga’s EBITDA decreased by 18%, due to lower sales volume, concentration of merchandising revenues on 4Q16 and by the movements in fuels costs.

Oxiteno

Operational performance: Oxiteno’s sales volume totaled 196 thousand tons, 8% (14 thousand tons) increase compared to 1Q16. Sales volume of specialty chemicals were 7% higher, the third consecutive quarter of growth, with a 5% increase in the domestic market, notably in the oil & gas, coatings and automotive fluids segments, while the 13% rise in sales in the international market reflected stronger sales to the USA due to pre-marketing activities related to the new facility in the country. Commodities sales volume increased by 10% due to favorable conditions on price and product demand. Compared to 4Q16, sales volume increased by 13% (23 thousand tons), due to improved commodity sales following the scheduled stoppage at the Camaçari petrochemical complex in November 2016.

Net revenue from sales and services: Oxiteno’s net sales and services totaled R$ 912 million in 1Q17, down 9% from 1Q16, due to a 20% stronger Real against the US Dollar, with the 5% higher average price in US Dollar partially offsetting such effect, due to more favorable commodities prices. Compared to 4Q16, net sales and services increased by 10% due to higher sales volume, partially offset by a 5% stronger Real against the US Dollar and a larger share of commodities in the sales mix.

Cost of products sold: Cost of goods sold in 1Q17 was R$ 730 million, up 5% over 1Q16, due to the growth in sales volume, as well as to a 21% increase in unitary variable costs in US Dollars in light of higher prices for certain raw materials, and to higher pre-operational costs at the new US plant. Costs increases were mitigated by a 20% stronger Real against the US Dollar. Compared with 4Q16, cost of goods sold increased by 10% due to higher sales volume and by the increase in ethylene costs, partially offset by a 5% stronger Real against the US Dollar.

Selling, marketing, general and administrative expenses: Oxiteno’s sales, general and administrative expenses totaled R$ 155 million in 1Q17, up 5% over 1Q16, mainly due to increased freight expenses, reflecting higher sales volumes, and pre-operational expenses at the new US plant, partially offset by the effect of the stronger Real on expenses with logistics and international units. In relation to 4Q16, SG&A expenses decreased by 5%, mainly due to lower studies and projects expenses.

Other operating results: In 1Q17, “Other operating results” item presented a net revenue of R$ 49 million. This amount corresponds to the reversion of the provision related to the exclusion of the ICMS (state VAT) from the PIS and Cofins (federal VAT) base. For more information, see explanatory note 20 of our financial statements.

EBITDA: Oxiteno’s EBITDA was R$ 62 million in 1Q17, down 69% over 1Q16, as a result of (i) a 20% stronger Real against the US Dollar (R$ 0.77/US$), (ii) higher costs of certain raw materials and (iii) higher pre-operational costs and expenses of the new US plant, in spite of the increased sales volume. In addition, Oxiteno reverted the R$ 49 million provision related to the exclusion of the ICMS from the PIS and Cofins base, leading to a reported EBITDA of R$ 112 million. 1Q17’s R$ 62 million EBITDA excluding the mentioned provision reversion increased by 38% over 4Q16, due mainly to higher sales volume, partially offset by the 5% stronger Real against the US Dollar.

Ultragaz

Operational performance: Ultragaz posted sales volume of 414 thousand tons in 1Q17, up 2% over 1Q16. Growth of 2% was recorded both in the bottled segment—the result of investments in new resellers—and in the bulk segment due to investments to capture new customers, notably in the industrial and residential condominium areas. Compared to 4Q16, sales volumes decreased by 6%, largely a reflection of seasonal effects between periods.

Net revenue from sales and services: Net sales and services were R$ 1,352 million in 1Q17, up 10% over 1Q16, due to (i) higher sales volume, (ii) the increase in the cost of LPG by Petrobras for use in the bulk segment in December 2016 and in the bottled segment in March 2017 and (iii) the differentiation and innovation strategy. Relative to 4Q16, net sales and services decreased by 2% due to lower sales volume, mitigated by the increase in the costs of LPG supplied by Petrobras in December 2016 and in March 2017.

Cost of products sold: Cost of goods sold totaled R$ 1,134 million in 1Q17, an 11% increase compared to 1Q16, mainly due to (i) higher sales volume, (ii) increased LPG costs, (iii) increased logistics costs with longer routes for sourcing products and (iv) higher storage costs. Compared to 4Q16, cost of goods sold were stable due to seasonally weaker volumes, offset by the increase in LPG costs and higher LPG bottles requalification.

Selling, marketing, general and administrative expenses: Ultragaz’s sales, general and administrative expenses amounted to R$ 142 million in 1Q17, up 1% over 1Q16, largely reflecting the effects of inflation on personnel expenses, offset by lower expenses to support commercial initiatives and with studies and projects undertaken in 1Q16. Compared to 4Q16, SG&A decreased by 12% due to (i) lower personnel expenses, (ii) lower marketing expenditures and (iii) lower freight expenses, in line with volumes progression.

EBITDA: EBITDA reached R$ 120 million in 1Q17, up 11% over 1Q16, mainly resulting from increased sales volume, as a result of commercial initiatives to add new customers and resellers, as well as the differentiation strategy based on innovation. Compared with 4Q16, EBITDA decreased by 1% due largely to lower sales volumes, partially offset by lower expenses.

Ultracargo

Operational performance: In 1Q17, Ultracargo’s total average storage increased by 6% over 1Q16 due to increased fuel handling activities at the Suape and Aratu terminals. Compared with 4Q16, Ultracargo’s average storage increased by 2% due to spot ethanol operations.

Net revenue from sales and services: Ultracargo’s net sales and services totaled R$ 101 million in 1Q17, a 24% increase compared with 1Q16 due to the growth in average storage and higher average tariffs in all terminals. In relation to 4Q16, net sales and services were up by 4%, mainly reflecting greater ethanol handling.

Cost of services provided: Ultracargo’s cost of services provided totaled R$ 50 million in 1Q17, an increase of 6% relative to 1Q16 due to higher personnel and maintenance expenses. In relation to 4Q16, cost of services provided decreased by 7%, due to lower personnel and maintenance costs.

Selling, marketing, general and administrative expenses: Ultracargo’s SG&A expenses were R$ 25 million in 1Q17, up 28% over 1Q16, due to the effects of annual wage increases on personnel expenses and an increase in headcount. Compared to 4Q16, sales, general and administrative expenses decreased by 21%, principally due to lower expenses with personnel and consulting firms.

Other operating results: In 1Q17, Ultracargo reported net expenses of R$ 16 million in the “Other operating results” item compared with R$ 8 million net revenue in 1Q16 and R$ 52 million in 4Q16. In 1Q17, the amount comprises commissioning expenses in relation to the Santos terminal. In the other quarters, Ultracargo registered revenues from insurance recoveries.

EBITDA: Ultracargo’s total EBITDA reached R$ 22 million in 1Q17, down 33% over 1Q16, principally due to insurance recoveries of R$ 30 million in the latter quarter relative to the Santos fire in 2015. On the same periods compared, EBITDA ex-non recurring items increased by 48%, due to growth in average storage and a higher average tariff. Compared to 4Q16, Ultracargo reported a reduction of R$ 52 million due mainly to insurance recoveries in 4Q16. Excluding non recurring items, EBITDA increased by 76% in light of greater average storage and lower expenses.

Extrafarma

Operational performance: Extrafarma ended 1Q17 with 321 stores, 23% increase (76 openings and 16 closures) compared to 1Q16. By the end of 1Q17, 45% of the stores were under 3 years of operation, compared to 38% in 1Q16. In relation to 4Q16, Extrafarma opened 12 new stores and closed six.

Gross revenues: Extrafarma reported gross revenues of R$ 476 million in 1Q17, a year-over-year increase of 28% due to 36% increase in retail sales, as a result of the increased average number of stores and the 24% increase in same store sales. This increase was offset by weaker sales to the wholesale segment following the transfer of the distribution center from the city of Belém to Benevides both in the state of Pará. Compared with 4Q16, gross revenues increased 3% due to the increased average number of stores and the 3% same store sales growth, partially compensated by weaker sales to the wholesale segment as a result of the transfer of the DC.

Cost of products sold and gross profit: Extrafarma’s cost of goods sold amounted to R$ 304 million in 1Q17, a 27% increase over 1Q16, mainly reflecting higher sales volume and the annual adjustment in the prices of medicines set by the Chamber for the Regulation of the Medical Pharmaceuticals Market (CMED). Gross profit was R$ 146 million, up 30% from 1Q16, due to sales growth in the retail segment. In relation to 4Q16, cost of goods sold was 5% up in 1Q17 while gross profit rose 2%, due to increased sales in the retail segment, partially offset by reduced industry funds resulting from seasonal variations between periods.

Selling, marketing, general and administrative expenses: SG&A amounted to R$ 150 million in 1Q17, up 29% over 1Q16. This growth results from a 23% increase in the average number of drugstores and R$ 6 million one-off expenses related to the transfer of the DC, which is more modern than the previous one and enjoys better logistics conditions, and with indemnities. In relation to 4Q16, sales, general and administrative expenses increased by 6% for the reasons already mentioned above.

Result from disposal of assets: The result from disposal of assets amounted to a net expense of R$ 6 million in 1Q17, compared to zero in 1Q16 and a net expense of R$ 1 million in 4Q16. The 1Q17 result reflects the write-off of non-depreciated assets following the transfer of the DC.

EBITDA: Extrafarma reported an EBITDA in 1Q17 of R$ 4 million. Excluding R$ 11 million one-off expenses in 1Q17, EBITDA would have amounted to R$ 15 million in 1Q17, an increase of R$ 10 million over 1Q16, mainly due to sales growth and initiatives taken to raise management standards in the retail pharmacy network, offset by the larger number of still maturing stores. In relation to 4Q16 and excluding non-recurring items, EBITDA posted an increase of 15%.

We hereby inform that in accordance with the requirements of CVM Resolution 381/03, our independent auditors KPMG Auditores Independentes have not performed during these three months of 2017 any service other than the external audit of the financial statements for the quarter ended on March 31, 2017 and the review of interim financial information of Ultrapar and subsidiaries.

São Paulo, May 10, 2017 – Ultrapar Participações S.A. (Brazil: UGPA3/USA: UGP), a multi-business company engaged in specialized distribution and retail (Ipiranga / Ultragaz / Extrafarma), specialty chemicals (Oxiteno) and storage for liquid bulk (Ultracargo), hereby reports its results for the first quarter of 2017.

Results conference call

Brazilian conference call

May 11, 2017

10:00 a.m. (US EST)

Telephone for connection: +55 11 2188 0155

Code: Ultrapar

International conference call

May 11, 2017

11:30 a.m. (US EST)

Participants in Brazil: 0800 891 0015

Participants in the USA: +1 844 836 8738

International Participants: +1 412 317 5430

Code: Ultrapar

IR Contact

E-mail: invest@ultra.com.br

Telephone: + 55 11 3177 7014

Website: www.ultra.com.br

Ultrapar Participações S.A.

UGPA3 = R$ 71.62/share (03/31/17)

UGP = US$ 22.73/ADR (03/31/17)

1Q17 highlights

•       ULTRAPAR ISSUED R$ 1 BILLION DEBENTURES AND CERTIFICATES OF AGRIBUSINESS RECEIVABLES (CRA) AT 94.6% OF THE CDI

•       ULTRAPAR’S EBITDA REACHES R$ 973 MILLION IN 1Q17, 8% LESS THAN 1Q16

•       ULTRAPAR’S CAPEX TOTALED R$ 485 MILLION IN 1Q17

•       CADE’S APPROVAL FOR IPIRANGA-CHEVRON’S JV IN LUBRICANTS

“The economic environment remained challenging during these first months of the year, despite some incipient signs of recovery. The development of our strategic initiatives remained on track, a key event during the first quarter being the Brazilian Anti-Trust Authority’s approval to form Ipiranga’s new lubricants company in partnership with Chevron. On the organic investments front, we continued to implement our expansion plan, further enlarging Ipiranga’s service station network and increasing the number of Ultragaz’s resellers and Extrafarma’s drugstores. Work on the construction of Oxiteno’s new ethoxylation plant in the US continues and we have initiated the planning phase to expand Ultracargo’s capacity at the Itaqui terminal. We still have certain steps ahead before completing the other strategic initiatives announced, notably the acquisitions of Ale and Liquigás, and we are confident that this can be achieved.”

Thilo Mannhardt

Chief Executive Officer

Considerations on the financial and operational information

The financial information presented in this document has been prepared according to International Financial Reporting Standards (IFRS). The financial information of Ultrapar corresponds to the company’s consolidated information. The information on Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma is reported without the elimination of intercompany transactions. Therefore, the sum of such information may not correspond to the consolidated information in the name of Ultrapar. Additionally, the financial and operational information presented in this document is subject to rounding and consequently the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them.

EBITDA—Earnings Before Interest, Taxes, Depreciation and Amortization and EBIT – Earnings Before Interest and Taxes are presented in accordance with CVM Instruction 527 of October 4, 2012. The calculation of EBITDA based on net earnings is shown below:

R$ million	1Q17	1Q16	4Q16	Δ (%) 1Q17v1Q16	Δ (%) 1Q17v4Q16
Net earnings	370.3	387.9	435.6	(5%)	(15%)
(+) Income and social contribution taxes	186.0	183.1	201.3
(+) Financial expenses (income), net	121.2	216.5	201.4
(+) Depreciation and amortization	295.6	270.1	283.7
EBITDA	973.1	1,057.6	1,122.0	(8%)	(13%)

2

Summary of 1st Quarter 2017

Ultrapar – Consolidated data	1Q17	1Q16	4Q16	Δ (%) 1Q17v1Q16	Δ (%) 1Q17v4Q16
Net sales and services	18,728	19,524	19,085	(4%)	(2%)
Gross profit	1,687	1,718	1,816	(2%)	(7%)
Operating profit	671	791	836	(15%)	(20%)
EBITDA	973	1,058	1,122	(8%)	(13%)
Net earnings¹	370	388	436	(5%)	(15%)
Earnings per share attributable to Ultrapar shareholders ²	0.68	0.71	0.80	(4%)	(16%)
Amounts in R$ million (except for EPS)

¹	Under IFRS, consolidated net earnings include net earnings attributable to non-controlling shareholders of the controlled companies.
²	Calculated based on the weighted average number of shares over the period, net of shares held in treasury.

Ipiranga – Operational data	1Q17	1Q16	4Q16	Δ (%) 1Q17v1Q16		Δ (%) 1Q17v4Q16
Total volume (000 m³)	5,554	5,934	5,690	(6%	)	(2%	)
Diesel	2,718	3,004	2,713	(10%	)	0%
Gasoline, ethanol and NGV	2,753	2,846	2,890	(3%	)	(5%	)
Other³	84	85	87	(1%	)	(4%	)

³	Fuel oils, arla 32, kerosene, lubricants and greases.

Oxiteno – Operational data	1Q17	1Q16	4Q16	Δ (%) 1Q17v1Q16	Δ (%) 1Q17v4Q16
Total volume (000 tons)	196	182	173	8%	13%
Product mix
Specialty chemicals	157	147	151	7%	4%
Glycols	38	35	22	10%	72%
Geographical mix
Sales in Brazil	140	128	124	9%	13%
Sales outside Brazil	56	54	49	4%	14%

Ultragaz – Operational data	1Q17	1Q16	4Q16	Δ (%) 1Q17v1Q16	Δ (%) 1Q17v4Q16
Total volume (000 tons)	414	407	440	2%	(6%)
Bottled	282	277	304	2%	(7%)
Bulk	132	130	136	2%	(3%)

Ultracargo – Operational data	1Q17	1Q16	4Q16	Δ (%) 1Q17v1Q16	Δ (%) 1Q17v4Q16
Effective storage[4] (000 m³)	695	658	685	6%	2%

[4]	Monthly average.

Extrafarma – Operational data	1Q17	1Q16	4Q16	Δ (%) 1Q17v1Q16	Δ (%) 1Q17v4Q16
Gross revenues (R$ million)	476	372	460	28%	3%
Number of drugstores (end of period)	321	261	315	23%	2%

Macroeconomic indicators	1Q17	1Q16	4Q16	Δ (%) 1Q17v1Q16	Δ (%) 1Q17v4Q16
Average exchange rate (R$/US$)	3.14	3.91	3.29	(20%)	(5%)
Brazilian interbank interest rate (CDI)	3.0%	3.3%	3.2%
Inflation in the period (IPCA)	1.0%	2.6%	0.7%

3

Highlights

✓	Ultrapar issues R$ 1 billion in debentures and CRA – On April 17, 2017, Ipiranga concluded its fifth simple, non-convertible unsecured debentures issuance and placed privately, securitized through Certificates of Agribusiness Receivables (CRA). The debentures were issued in two tranches, being (i) of R$ 660.1 million with a 5-year maturity and remuneration of 95.0% of CDI, and (ii) R$ 352.4 million with a 7-year maturity and remuneration of NTNB -50 bps. The debentures are guaranteed by Ultrapar. The average cost of the transaction was 94.6% of CDI with an average maturity of 4.7 years. The resources will be allocated by the issuer exclusively for the purchase of ethanol.

✓	The Brazilian Anti-Trust Authority approves Ipiranga-Chevron JV in lubricants – In February, the Brazilian Anti-Trust Authority (CADE) approved without qualification, the joint venture between Ipiranga and Chevron for the creation of a new company for the production and marketing of lubricants. The association will strengthen the operations of both companies in the Brazilian lubricants market through the complementary nature of their respective sales channels and market of products such as lubricants, greases, additives and coolants, also sharing best practices. Ipiranga and Chevron will own 56% and 44%, respectively, of the JV’s capital.

Executive summary of results

The early months of the year saw continued year-over-year weakening in economic activity, albeit to a lesser degree than 2016, and in parallel, a deceleration in inflation. In this context, the Brazilian Central Bank has once more cut the base interest base, closing the first quarter at 12.25% against 13.75% at the end of 2016. The average R$/USD exchange rate appreciated by 20% compared to the average for 1Q16 and by 5% compared to 4Q16. In the international markets, the average oil price (Brent) in 1Q17 was US$ 54/barrel, an increase from the average of US$ 34/barrel and US$ 50/barrel in 1Q16 and 4Q16, respectively. In the retail pharmacy sector in the North and Northeast regions of the country, data from Abrafarma (Brazilian Association of Pharmacies and Drugstores) members indicated an increase of 3% in sales.

Ipiranga’s sales volume decreased by 6% compared to 1Q16, less than the year-over-year drop of 14% reported in 4Q16, still reflecting overall economic weakness and worsening unemployment rates, but suggesting a reversing trend in Otto cycle volume, as a result of the investments to add new service stations. Lower sales volume resulted in a 1% year-over-year decrease in EBITDA compared to 1Q16. Lower sales volume was partially offset by better sales mix, strategy of constant innovation in services and convenience in the service stations, generating greater customer satisfaction and loyalty and by the movements in fuels costs.

Oxiteno’s sales volume totaled 196 thousand tons, 8% (14 thousand tons) increase compared to 1Q16, with a 5% increase in the domestic market, notably in the oil & gas, coatings and automotive fluids segments. Growth in sales volume was offset by (i) a 20% stronger Real against the US Dollar (R$ 0.77/US$), (ii) higher costs of certain raw materials and (iii) higher pre-operational costs and expenses of the new US plant, which led to a R$ 62 million EBITDA, down 69% over 1Q16. In addition, 1Q17, Oxiteno reverted the R$ 49 million provision related to the exclusion of the ICMS from the PIS and Cofins base, leading to a reported EBITDA of R$ 112 million.

Ultragaz posted sales volume of 414 thousand tons in 1Q17, up 2% over 1Q16. Growth of 2% was recorded both in the bottled segment—the result of investments in new resellers—and in the bulk segment due to investments to capture new customers. Higher sales volume, as a result of commercial initiatives to capture new customers and resellers and the differentiation and innovation strategy, resulted in an EBITDA of R$ 120 million in 1Q17, up 11% over 1Q16.

Ultracargo’s total average storage increased 6% over 1Q16 due to increased fuel handling activities, as a result of a more dynamic fuel import market. Ultracargo’s total EBITDA reached R$ 22 million in 1Q17, down 33% over 1Q16, mainly due to insurance recoveries of R$ 30 million in 1Q16 relative to the Santos fire in 2015. On the same periods compared, EBITDA ex-non recurring items increased by 48%, due to growth in average storage and a higher average tariff.

Extrafarma ended 1Q17 with 321 stores, an increase of 23% (60 stores) compared to 1Q16. Excluding one-off expenses in 1Q17, Extrafarma’s EBITDA totaled R$ 15 million in 1Q17, an increase of R$ 10 million over 1Q16, mainly due to sales growth and initiatives taken to raise management standards in the retail pharmacy network, offset by the larger number of still maturing stores.

The performance of Ultrapar’s businesses resulted in a consolidated EBITDA of R$ 973 million in 1Q17, down 8% over 1Q16. Net income was R$ 370 million in 1Q17, a decrease of 5% compared to 1Q16.

4

Ipiranga

Operational performance – Ipiranga’s sales volume totaled 5,554 thousand cubic meters in 1Q17, 6% below 1Q16, albeit less than the year-over-year drop of 14% reported in 4Q16, suggesting a reversing trend going forward. Fuel sales volume for light vehicles (Otto cycle) declined by 3% compared to 1Q16, reflecting reduced competitiveness of ethanol prices and worsening unemployment rates, partially offset by the acceleration in investments to add new service stations. Diesel volume decreased by 10% compared to 1Q16, in line with overall economic weakness and lower market share in the wholesale segments (large costumers and TRR). Compared to 4Q16, sales volume was 2% lower due to seasonality effects between periods, offset by a recovery in market share in the resellers segment.

Ipiranga – Sales volume (000 m³)

Net sales and services – Net sales and services reached R$ 15,919 million in 1Q17, down 6% from 1Q16, due mainly to lower sales volume, partially offset by increased share of gasoline and resellers segment in the sales mix and the strategy of constant innovation in service station convenience and services, generating greater customer satisfaction and loyalty. As compared to 4Q16, net sales and services decreased by 3% due to lower sales volume offset by increased share of resellers segment in the sales mix.

Cost of goods sold – Ipiranga’s cost of goods sold was R$ 14,829 million in 1Q17, down 6% year-over-year, due mainly to lower sales volume. Cost of goods sold decreased by 2% compared to 4Q16, due largely to the same factor explained above.

Sales, general and administrative expenses – Sales, general and administrative expenses totaled R$ 594 million in 1Q17, 10% increase over 1Q16 due to (i) higher expenses with studies and projects, (ii) higher expenses with am/pm Suprimentos, in line with the expansion of its operations, (iii) variations in allowance for doubtful accounts and (iv) higher rental expenses. Compared to 4Q16, SG&A expenses rose 1%, mainly due to higher expenses with marketing programs, which typically increases in this comparison basis in the light of the annual resellers’ convention in February, partially offset by a drop in freight expenses, due to lower sales volume, and lower expenses to support commercial initiatives.

EBITDA – Ipiranga reported an EBITDA of R$ 705 million in 1Q17, 1% decrease from 1Q16, due to lower sales volume, offset by better sales mix, by the strategy of constant innovation in services and convenience in the service stations, generating greater customer satisfaction and loyalty and by the movements in fuels costs. Compared to 4Q16, Ipiranga’s EBITDA decreased by 18%, due to lower sales volume, concentration of merchandising revenues on 4Q16 and by the movements in fuels costs.

5

Oxiteno

Operational performance – Oxiteno’s sales volume totaled 196 thousand tons, 8% (14 thousand tons) increase compared to 1Q16. Sales volume of specialty chemicals were 7% higher, the third consecutive quarter of growth, with a 5% increase in the domestic market, notably in the oil & gas, coatings and automotive fluids segments, while the 13% rise in sales in the international market reflected stronger sales to the USA due to pre-marketing activities related to the new facility in the country. Commodities sales volume increased by 10% due to favorable conditions on price and product demand. Compared to 4Q16, sales volume increased by 13% (23 thousand tons), due to improved commodity sales following the scheduled stoppage at the Camaçari petrochemical complex in November 2016.

Oxiteno – Sales volume (000 tons)

Net sales and services – Oxiteno’s net sales and services totaled R$ 912 million in 1Q17, down 9% from 1Q16, due to a 20% stronger Real against the US Dollar, with the 5% higher average price in US Dollar partially offsetting such effect, due to more favorable commodities prices. Compared to 4Q16, net sales and services increased by 10% due to higher sales volume, partially offset by a 5% stronger Real against the US Dollar and a larger share of commodities in the sales mix.

Cost of goods sold – Cost of goods sold in 1Q17 was R$ 730 million, up 5% over 1Q16, due to the growth in sales volume, as well as to a 21% increase in unitary variable costs in US Dollars in light of higher prices for certain raw materials, and to higher pre-operational costs at the new US plant. Cost increases were mitigated by a 20% stronger Real against the US Dollar. Compared with 4Q16, cost of goods sold increased by 10% due to higher sales volume and by the increase in ethylene costs, partially offset by a 5% stronger Real against the US Dollar.

Sales, general and administrative expenses – Oxiteno’s sales, general and administrative expenses totaled R$ 155 million in 1Q17, up 5% over 1Q16, mainly due to increased freight expenses, reflecting higher sales volumes, and pre-operational expenses at the new US plant, partially offset by the effect of the stronger Real on expenses with logistics and international units. In relation to 4Q16, SG&A expenses decreased by 5%, mainly due to lower studies and projects expenses.

Other operating results – In 1Q17, “Other operating results” item presented a net revenue of R$ 49 million. This amount corresponds to the reversion of the provision related to the exclusion of the ICMS (state VAT) from the PIS and Cofins (federal VAT) base. For more information, see explanatory note 20 of our financial statements.

EBITDA – Oxiteno’s EBITDA was R$ 62 million in 1Q17, down 69% over 1Q16, as a result of (i) a 20% stronger Real against the US Dollar (R$ 0.77/US$), (ii) higher costs of certain raw materials and (iii) higher pre-operational costs and expenses of the new US plant, in spite of the increased sales volume. In addition, Oxiteno reverted the R$ 49 million provision related to the exclusion of the ICMS from the PIS and Cofins base, leading to a reported EBITDA of R$ 112 million. 1Q17’s R$ 62 million EBITDA excluding the mentioned provision reversion increased by 38% over 4Q16, due mainly to higher sales volume, partially offset by the 5% stronger Real against the US Dollar.

6

Ultragaz

Operational performance – Ultragaz posted sales volume of 414 thousand tons in 1Q17, up 2% over 1Q16. Growth of 2% was recorded both in the bottled segment—the result of investments in new resellers—and in the bulk segment due to investments to capture new customers, notably in the industrial and residential condominium areas. Compared to 4Q16, sales volumes decreased by 6%, largely a reflection of seasonal effects between periods.

Ultragaz – Sales volume (000 tons)

Net sales and services – Net sales and services were R$ 1,352 million in 1Q17, up 10% over 1Q16, due to (i) higher sales volume, (ii) the increase in the cost of LPG by Petrobras for use in the bulk segment in December 2016 and in the bottled segment in March 2017 and (iii) the differentiation and innovation strategy. Relative to 4Q16, net sales and services decreased by 2% due to lower sales volume, mitigated by the increase in the costs of LPG supplied by Petrobras in December 2016 and in March 2017.

Cost of goods sold – Cost of goods sold totaled R$ 1,134 million in 1Q17, an 11% increase compared to 1Q16, mainly due to (i) higher sales volume, (ii) increased LPG costs, (iii) increased logistics costs with longer routes for sourcing products and (iv) higher storage costs. Compared to 4Q16, cost of goods sold were stable due to seasonally weaker volumes, offset by the increase in LPG costs and higher LPG bottles requalification.

Sales, general and administrative expenses – Ultragaz’s sales, general and administrative expenses amounted to R$ 142 million in 1Q17, up 1% over 1Q16, largely reflecting the effects of inflation on personnel expenses, offset by lower expenses to support commercial initiatives and with studies and projects undertaken in 1Q16. Compared to 4Q16, SG&A decreased by 12% due to (i) lower personnel expenses, (ii) lower marketing expenditures and (iii) lower freight expenses, in line with volumes progression.

EBITDA – EBITDA reached R$ 120 million in 1Q17, up 11% over 1Q16, mainly resulting from increased sales volume, as a result of commercial initiatives to add new customers and resellers, as well as the differentiation strategy based on innovation. Compared with 4Q16, EBITDA decreased by 1% due largely to lower sales volumes, partially offset by lower expenses.

7

Ultracargo

Operational performance – In 1Q17, Ultracargo’s total average storage increased by 6% over 1Q16 due to increased fuel handling activities at the Suape and Aratu terminals. Compared with 4Q16, Ultracargo’s average storage increased by 2% due to spot ethanol operations.

Ultracargo – Average storage (000 m³)

Net sales and services – Ultracargo’s net sales and services totaled R$ 101 million in 1Q17, a 24% increase compared with 1Q16 due to the growth in average storage and higher average tariffs in all terminals. In relation to 4Q16, net sales and services were up by 4%, mainly reflecting greater ethanol handling.

Cost of services provided – Ultracargo’s cost of services provided totaled R$ 50 million in 1Q17, an increase of 6% relative to 1Q16 due to higher personnel and maintenance expenses. In relation to 4Q16, cost of services provided decreased by 7%, due to lower personnel and maintenance costs.

Sales, general and administrative expenses – Ultracargo’s SG&A expenses were R$ 25 million in 1Q17, up 28% over 1Q16, due to the effects of annual wage increases on personnel expenses and an increase in headcount. Compared to 4Q16, sales, general and administrative expenses decreased by 21%, principally due to lower expenses with personnel and consulting firms.

Other operating results – In 1Q17, Ultracargo reported net expenses of R$ 16 million in the “Other operating results” item compared with R$ 8 million net revenue in 1Q16 and R$ 52 million in 4Q16. In 1Q17, the amount comprises commissioning expenses in relation to the Santos terminal. In the other quarters, Ultracargo registered revenues from insurance recoveries.

EBITDA – Ultracargo’s total EBITDA reached R$ 22 million in 1Q17, down 33% over 1Q16, principally due to insurance recoveries of R$ 30 million in the latter quarter relative to the Santos fire in 2015. On the same periods compared, EBITDA ex-non recurring items increased by 48%, due to growth in average storage and a higher average tariff. Compared to 4Q16, Ultracargo reported a reduction of R$ 52 million due mainly to insurance recoveries in 4Q16. Excluding non recurring items, EBITDA increased by 76% in light of greater average storage and lower expenses.

8

Extrafarma

Operational performance – Extrafarma ended 1Q17 with 321 stores, 23% increase (76 openings and 16 closures) compared to 1Q16. By the end of 1Q17, 45% of the stores were under 3 years of operation, compared to 38% in 1Q16. In relation to 4Q16, Extrafarma opened 12 new stores and closed six.

Extrafarma – Number and maturation profile of drugstores

Gross revenues – Extrafarma reported gross revenues of R$ 476 million in 1Q17, a year-over-year increase of 28% due to 36% increase in retail sales, as a result of the increased average number of stores and the 24% increase in same store sales. This increase was offset by weaker sales to the wholesale segment following the transfer of the distribution center from the city of Belém to Benevides both in the state of Pará. Compared with 4Q16, gross revenues increased 3% due to the increased average number of stores and the 3%same store sales growth, partially compensated by weaker sales to the wholesale segment as a result of the transfer of the DC.

Cost of goods sold gross profit – Extrafarma’s cost of goods sold amounted to R$ 304 million in 1Q17, a 27% increase over 1Q16, mainly reflecting higher sales volume and the annual adjustment in the prices of medicines set by the Chamber for the Regulation of the Medical Pharmaceuticals Market (CMED). Gross profit was R$ 146 million, up 30% from 1Q16, due to sales growth in the retail segment. In relation to 4Q16, cost of goods sold was 5% up in 1Q17 while gross profit rose 2%, due to increased sales in the retail segment, partially offset by reduced industry funds resulting from seasonal variations between periods.

Sales, general and administrative expenses – SG&A amounted to R$ 150 million in 1Q17, up 29% over 1Q16. This growth results from a 23% increase in the average number of drugstores and R$ 6 million one-off expenses related to the transfer of the DC, which is more modern than the previous one and enjoys better logistics conditions, and with indemnities. In relation to 4Q16, sales, general and administrative expenses increased by 6% for the reasons already mentioned above.

Result from disposal of assets – The result from disposal of assets amounted to a net expense of R$ 6 million in 1Q17, compared to zero in 1Q16 and a net expense of R$ 1 million in 4Q16. The 1Q17 result reflects the write-off of non-depreciated assets following the transfer of the DC.

EBITDA – Extrafarma reported an EBITDA in 1Q17 of R$ 4 million. Excluding R$ 11 million one-off expenses in 1Q17, EBITDA would have amounted to R$ 15 million in 1Q17, an increase of R$ 10 million over 1Q16, mainly due to sales growth and initiatives taken to raise management standards in the retail pharmacy network, offset by the larger number of still maturing stores. In relation to 4Q16 and excluding non-recurring items, EBITDA posted an increase of 15%.

9

Ultrapar

Net sales and services – Ultrapar’s consolidated net revenues in 1Q17 decreased by 4% compared to 1Q16, to R$ 18,728 million, reflecting a decline in net sales and services at Ipiranga and Oxiteno, partially mitigated by a growth at Ultragaz, Ultracargo and Extrafarma. Compared to 4Q16, net revenue decreased by 2%.

EBITDA – Ultrapar’s consolidated EBITDA was R$ 973 million in 1Q17, down 8% over 1Q16 due to lower EBITDA in the businesses. In addition, the company reverted a R$ 49 million provision related to the exclusion of the ICMS from the PIS and Cofins base. Compared to 4Q16, EBITDA posted a reduction of 13% largely the result of seasonal effects between the periods and recognition of insurance recoveries by Ultracargo in the preceding quarter.

EBITDA (R$ million)

Depreciation and amortization – Total costs and expenses with depreciation and amortization in 1Q17 were R$ 296 million, up 9% over 1Q16, reflecting investments made over the last 12 months, particularly investments in expansion of Ipiranga’s service station network. Compared to 4Q16, total depreciation and amortization costs and expenses increased by 4%.

Financial result – Ultrapar’s net debt on March 31, 2017 was R$ 6.3 billion (1.5x LTM EBITDA) compared with R$ 5.9 billion on March 31, 2016 (1.5x LTM EBITDA). Net financial expenses were R$ 121 million in 1Q17, a reduction of R$ 95 million compared to 1Q16, due mainly to the R$ 43 million reversion of the provision related to the exclusion of the ICMS from the PIS and Cofins base, to exchange rate effects between periods and to lower CDI in 1Q17, in spite of higher net debt, in line with company growth. In relation to 4Q16, net financial expenses posted a reduction of R$ 80 million due to (i) the provision reverted mentioned above, (ii) exchange rate fluctuations between periods and (iii) lower net debt combined with the lower CDI in the period.

Net earnings – The company reported net earnings in 1Q17 of R$ 370 million, down 5% over 1Q16, reflecting the reduction in EBITDA and higher depreciation and amortization, attenuated by lower net financial expenses and the reversion of the provision related to the exclusion of the ICMS from the PIS and Cofins base of R$ 61 million (net of taxes). Compared to 4Q16, net income was 15% lower due to the decline in EBITDA, as a result of seasonal effects between periods and insurance recoveries by Ultracargo in the preceding quarter, partially offset by the reverted provision mentioned above.

10

Investments

Investments – Total investments, net of disposals and repayments, were R$ 485 million in 1Q17, distributed as follows:

•	At Ipiranga, investments totaled R$ 295 million, allocated mainly to the expansion and maintenance of the service stations and franchises.

•	At Oxiteno, investments totaled R$ 74 million, allocated principally to maintenance of the industrial units as well as to the new US ethoxylation plant.

•	Ultragaz invested R$ 80 million, largely in new bulk segment clients and in the purchase of LPG bottles.

•	At Ultracargo, investments amounted to R$ 10 million, dedicated largely to maintenance and modernization of its terminal safety systems.

•	Extrafarma invested R$ 22 million in the opening of new stores and the modernization of existing ones.

R$ million	1Q17	Total investments, net of disposals and repayments (R$ million)
Invests in PPE and intangible assets
Ipiranga	226
Oxiteno	74
Ultragaz	80
Ultracargo	10
Extrafarma	22
Total—additions to PPE and intangible assets[1]	417
Financing to clients[2] – Ipiranga	68
Acquisition (disposal) of equity interests	–
Total investments, net of disposals and repayments	485

¹	Includes consolidation of corporate IT services.
²	Financing to clients is included as working capital in the Cash Flow Statement.

11

Ultrapar in the capital markets

Ultrapar’s average daily trading volume was R$ 118 million in 1Q17, 10% below the average reported for 1Q16, considering the combined trading volumes on both BM&FBOVESPA and NYSE. Ultrapar’s share price closed the quarter at R$ 71.62/share on BM&FBOVESPA, an appreciation of 5% in the quarter. In the same period, Ibovespa recorded an appreciation of 8%. In the ADRs market, Ultrapar shares recorded an appreciation of 10% in 1Q17 while the Dow Jones index appreciated 5%. Ultrapar ended 1Q17 with a market value of R$ 40 billion, up 3% over 1Q16.

Performance of UGPA3 vs. Ibovespa – 1Q17

Average daily trading volume (R$ million)	Market value (R$ billion)

12

Outlook

Even in the face of a persistently challenging macroeconomic environment, Ultrapar will continue to invest in the expansion of its businesses and reap benefits of investments already implemented as well as from the strategy of offering differentiated and convenient products and services to its clients. Ipiranga’s constant investments in expanding the service station network and logistical infrastructure will continue to enhance the benefits from the growth in vehicle fleet in Brazil, although at a slower pace. Additionally, Ipiranga will continue to implement differentiation initiatives based on the increased range of products, services and convenience offerings, increasing the loyalty of existing customers while increasing the client base. In this way, consumers will enjoy higher value added products and services at the same time that the reseller obtains an additional source of revenue and a differentiated positioning, thus maximizing profitability along the entire value chain. Oxiteno will continue to invest in innovation through the development of new products and partnerships with its clients as well as through further international expansion with investments in the new US ethoxylation unit. Ultragaz will remain focused on capturing benefits from investments made to add new clients, in the continuous search for differentiation and in disciplined administration of costs and expenses, which will contribute to the evolution of results. Ultracargo, in turn, will focus efforts on resuming suspended operations in Santos, without ceasing to examine new business opportunities arising from demand for liquid bulk storage capacity in Brazil. At Extrafarma, we will maintain the accelerated expansion of the company, focusing on raise the management standards in the retail pharmacy network. The continued strategic emphasis of our investments and the diverse nature of our businesses underscores the outlook for further long-term growth in our results and creation of shareholder value.

13

Forthcoming events

Conference call/Webcast: May 11, 2017

Ultrapar will be holding a conference call for analysts on May 11, 2017 to comment on the company’s performance in the first quarter of 2017 and outlook. The presentation will be available for download on the company’s website 30 minutes prior to the conference call.

Brazilian: 10:00 a.m. (US EST)

Telephone for connection: +55 (11) 2188-0155

Code: Ultrapar

International: 11:30 a.m. (US EST)

Participants in the US: +1 (844) 836-8738

Participants in Brazil: 0800-8910015

Participants in other countries: +1 (412) 317-5430

Code: Ultrapar

WEBCAST live via Internet at www.ultra.com.br. Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company’s management. Words such as: “believe”, “expect”, “plan”, “strategy”, “prospects”, “envisage”, “estimate”, “forecast”, “anticipate”, “may” and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecasts. Therefore, the reader should not base investment decisions solely on these estimates.

14

Operational and market information

Financial focus	1Q17	1Q16	4Q16
EBITDA margin Ultrapar	5.2%	5.4%	5.9%
Net margin Ultrapar	2.0%	2.0%	2.3%
Focus on human resources	1Q17	1Q16	4Q16
Number of employees – Ultrapar	15,388	14,735	15,173
Number of employees – Ultragaz	3,631	3,616	3,610
Number of employees – Ipiranga	2,953	2,890	2,903
Number of employees – Oxiteno	1,906	1,840	1,903
Number of employees – Ultracargo	650	614	645
Number of employees – Extrafarma	5,798	5,314	5,670
Focus on capital markets	1Q17	1Q16	4Q16
Number of shares (000)	556,405	556,405	556,405
Market capitalization¹ – R$ million	39,850	38,832	38,086
BM&FBOVESPA	1Q17	1Q16	4Q16
Average daily volume (shares)	1,238,374	1,563,085	1,384,751
Average daily volume (R$ 000)	83,665	96,282	95,588
Average share price (R$/share)	67.6	61.6	69.0
NYSE	1Q17	1Q16	4Q16
Quantity of ADRs² (000 ADRs)	29,619	30,234	28,944
Average daily volume (ADRs)	516,404	580,529	646,830
Average daily volume (US$ 000)	11,084	9,121	13,391
Average share price (US$/ADR)	21.5	15.7	20.7
Total	1Q17	1Q16	4Q16
Average daily volume (shares)	1,754,778	2,143,614	2,031,581
Average daily volume (R$ 000)	118,467	131,701	139,879

[1]	Calculated based on the closing price of the period.
[2]	1 ADR = 1 common share.

All financial information is presented according to the accounting principles laid down in the Brazilian Corporate Law. All figures are expressed in Brazilian Reais, except for Oxiteno’s margins on page 20, which are expressed in US Dollars and were obtained using the average exchange rate (commercial US Dollar rate) for the corresponding periods.

For additional information, please contact:

Investor Relations—Ultrapar Participações S.A.

+55 (11) 3177-7014

invest@ultra.com.br

http://www.ultra.com.br

15

ULTRAPAR

CONSOLIDATED BALANCE SHEET

In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2017	2016	2016
ASSETS
Cash, cash equivalents and financial investments	4,745.6	2,672.6	5,686.7
Trade accounts receivable	3,524.2	3,124.0	3,502.3
Inventories	2,606.5	2,710.8	2,761.2
Taxes	562.4	517.9	541.8
Other	247.2	361.8	519.8

Total Current Assets	11,686.0	9,387.0	13,011.8

Investments	148.4	98.7	141.7
Property, plant and equipment and intangibles	9,272.6	8,704.4	9,159.6
Financial investments	7.4	254.7	15.1
Trade accounts receivable	242.9	161.9	227.1
Deferred income tax	392.4	505.2	417.3
Escrow deposits	788.9	751.0	778.8
Other	488.5	305.4	408.3

Total Non-Current Assets	11,341.1	10,781.4	11,147.9

TOTAL ASSETS	23,027.1	20,168.4	24,159.7

LIABILITIES
Loans, financing and debentures	2,944.2	2,495.8	2,475.6
Suppliers	1,195.3	1,088.9	1,709.7
Payroll and related charges	286.9	277.9	362.7
Taxes	211.0	269.9	311.0
Other	385.3	284.7	628.0

Total Current Liabilities	5,022.8	4,417.2	5,486.9

Loans, financing and debentures	8,094.7	6,333.6	8,941.5
Judicial provisions	637.7	686.5	727.1
Post-retirement benefits	123.2	114.1	119.8
Other	328.4	511.3	325.7

Total Non-Current Liabilities	9,184.0	7,645.5	10,114.2

TOTAL LIABILITIES	14,206.8	12,062.7	15,601.1

STOCKHOLDERS’ EQUITY
Capital	3,838.7	3,838.7	3,838.7
Reserves	5,026.8	4,359.6	5,023.8
Treasury shares	(480.2)	(483.9)	(483.9)
Others	402.0	359.7	149.0
Non-controlling interest	33.0	31.7	30.9

Total shareholders’ equity	8,820.3	8,105.7	8,558.6

TOTAL LIAB. AND STOCKHOLDERS’ EQUITY	23,027.1	20,168.4	24,159.7

Cash and financial investments	4,753.1	2,927.3	5,701.8
Debt	(11,038.9)	(8,829.4)	(11,417.1)

Net cash (debt)	(6,285.8)	(5,902.1)	(5,715.3)

16

ULTRAPAR

CONSOLIDATED INCOME STATEMENT

In millions of Reais (except per share data)

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2017	2016	2016
Net sales and services	18,727.9	19,524.3	19,085.3
Cost of products and services sold	(17,040.9)	(17,806.1)	(17,269.5)

Gross profit	1,687.0	1,718.2	1,815.8
Operating expenses
Selling	(703.3)	(641.2)	(686.2)
General and administrative	(362.6)	(321.8)	(398.2)
Other operating income (expenses), net	56.3	35.4	108.9
Income from sale of assets	(6.4)	0.1	(4.1)

Operating income	671.1	790.7	836.2
Financial results
Financial income	164.4	115.1	172.1
Financial expenses	(285.5)	(331.6)	(373.6)
Equity in earnings (losses) of affiliates	6.4	(3.3)	2.1

Income before income and social contribution taxes	556.4	571.0	636.9

Provision for income and social contribution taxes
Current	(197.7)	(227.4)	(264.9)
Deferred	4.2	22.1	36.7
Benefit of tax holidays	7.5	22.1	26.9

Net Income	370.3	387.9	435.6

Net income attributable to:
Shareholders of Ultrapar	368.2	385.2	435.4
Non-controlling shareholders of the subsidiaries	2.2	2.6	0.2
EBITDA	973.1	1,057.6	1,122.0
Depreciation and amortization	295.6	270.1	283.7
Total investments, net of disposals and repayments	485.3	298.1	735.3
RATIOS
Earnings per share – R$	0.68	0.71	0.80
Net debt / Stockholders’ equity	0.71	0.73	0.67
Net debt / LTM EBITDA	1.52	1.47	1.36
Net interest expense / EBITDA	0.12	0.20	0.18
Gross margin	9.0%	8.8%	9.5%
Operating margin	3.6%	4.0%	4.4%
EBITDA margin	5.2%	5.4%	5.9%

17

ULTRAPAR

CONSOLIDATED CASH FLOW STATEMENT

In millions of Reais

	JAN—MAR
	2017	2016
Cash Flows from (used in) operating activities	416.4	(185.3)
Net income	370.3	387.9
Depreciation and amortization	295.6	270.1
Working capital	47.9	(673.3)
Financial expenses (A)	183.3	29.2
Deferred income and social contribution taxes	(4.2)	(22.1)
Income from sale of assets	6.4	(0.1)
Cash paid for income and social contribution taxes	(285.0)	(168.2)
Other (B)	(197.8)	(8.8)
Cash Flows from (used in) investing activities	(417.0)	(290.6)
Additions to fixed and intangible assets, net of disposals	(417.0)	(284.8)
Acquisition and sale of equity investments	(0.0)	(5.8)
Cash Flows from (used in) financing activities	(948.2)	(570.0)
Debt raising	283.3	240.4
Amortization of debt / Payment of financial lease	(607.4)	(200.6)
Interest paid	(153.3)	(177.0)
Dividends paid (C)	(470.8)	(432.7)
Net increase (decrease) in cash and cash equivalents	(948.8)	(1,045.9)
Cash and cash equivalents at the beginning of the period (D)	5,701.8	3,973.2

Cash and cash equivalents at the end of the period (D)	4,753.1	2,927.3

(A)	Comprised of interest and exchange rate and inflationary variation expenses on loans and financing. Does not include revenues from interest and exchange rate and inflationary variation on cash equivalents.
(B)	Comprised mainly of noncurrent assets and liabilities variations, net.
(C)	Includes dividends paid by Ultrapar and its subsidiaries to third parties.
(D)	Includes long term financial investments.

18

IPIRANGA

CONSOLIDATED INVESTED CAPITAL

In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2017	2016	2016
OPERATING ASSETS
Trade accounts receivable	2,522.0	2,206.2	2,612.4
Trade accounts receivable – noncurrent portion	208.4	135.5	191.6
Inventories	1,447.1	1,684.7	1,649.7
Taxes	269.6	245.1	255.6
Other	523.5	371.0	391.5
Property, plant and equipment, intangibles and investments	4,234.2	3,963.0	4,195.0
TOTAL OPERATING ASSETS	9,204.8	8,605.5	9,295.7

OPERATING LIABILITIES
Suppliers	737.0	707.4	1,254.0
Payroll and related charges	73.7	76.3	122.6
Post-retirement benefits	106.0	96.8	104.2
Taxes	109.2	96.6	102.9
Judicial provisions	102.5	96.8	103.1
Other accounts payable	259.4	181.1	201.2
TOTAL OPERATING LIABILITIES	1,387.8	1,255.0	1,888.0

IPIRANGA

CONSOLIDATED INCOME STATEMENT

In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2017	2016	2016
Net sales	15,918.9	16,869.3	16,358.5
Cost of products and services sold	(14,829.3)	(15,812.4)	(15,137.1)
Gross profit	1,089.6	1,056.9	1,221.4
Operating expenses
Selling	(415.1)	(382.0)	(393.4)
General and administrative	(179.1)	(157.4)	(194.9)
Other operating income (expenses), net	20.5	26.1	49.1
Income from sale of assets	(0.4)	(0.8)	(0.6)
Operating income	515.6	542.8	681.5
Equity in earnings (losses) of affiliates	0.3	0.3	0.3
EBITDA	705.2	712.3	862.5
Depreciation and amortization	189.4	169.3	180.7
RATIOS
Gross margin (R$/m3)	196	178	215
Operating margin (R$/m3)	93	91	120
EBITDA margin (R$/m3)	127	120	152
EBITDA margin (%)	4.4%	4.2%	5.3%

19

OXITENO

CONSOLIDATED INVESTED CAPITAL

In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2017	2016	2016
OPERATING ASSETS
Trade accounts receivable	531.1	535.3	439.7
Inventories	671.2	596.6	676.2
Taxes	125.3	83.9	109.4
Other	136.3	139.3	134.5
Property, plant and equipment, intangibles and investments	1,811.1	1,713.6	1,778.1
TOTAL OPERATING ASSETS	3,275.1	3,068.6	3,137.9

OPERATING LIABILITIES
Suppliers	182.9	164.5	167.0
Payroll and related charges	60.4	72.2	75.9
Taxes	38.1	41.1	34.4
Judicial provisions	13.5	106.0	112.1
Other accounts payable	44.1	33.4	46.1
TOTAL OPERATING LIABILITIES	339.0	417.2	435.4

OXITENO

CONSOLIDATED INCOME STATEMENT

In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2017	2016	2016
Net sales	912.4	1,004.0	831.6
Cost of goods sold
Variable	(608.5)	(580.4)	(542.1)
Fixed	(89.3)	(81.8)	(88.2)
Depreciation and amortization	(32.3)	(34.0)	(33.5)
Gross profit	182.4	307.7	167.8
Operating expenses
Selling	(71.0)	(69.6)	(67.6)
General and administrative	(84.4)	(78.4)	(95.2)
Other operating income (expenses), net	49.4	0.3	6.7
Income from sale of assets	(0.9)	0.2	(3.6)
Operating income	75.4	160.2	8.2
Equity in earnings (losses) of affiliates	0.2	0.4	0.1
EBITDA	111.5	198.3	45.1
Depreciation and amortization	35.9	37.7	36.9
RATIOS
Gross margin (R$/ton)	931	1,695	969
Gross margin (US$/ton)	296	434	294
Operating margin (R$/ton)	385	883	47
Operating margin (US$/ton)	123	226	14
EBITDA margin (R$/ton)	570	1,092	261
EBITDA margin (US$/ton)	181	279	79

20

ULTRAGAZ

CONSOLIDATED INVESTED CAPITAL

In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2017	2016	2016
OPERATING ASSETS
Trade accounts receivable	302.0	234.0	287.5
Trade accounts receivable—noncurrent portion	34.1	26.1	35.2
Inventories	99.3	82.9	85.4
Taxes	68.1	55.8	67.4
Escrow deposits	204.9	202.3	199.9
Other	57.7	51.0	59.5
Property, plant and equipment, intangibles and investments	968.7	902.2	928.9
TOTAL OPERATING ASSETS	1,734.8	1,554.3	1,663.8

OPERATING LIABILITIES
Suppliers	53.0	49.0	51.1
Payroll and related charges	89.1	78.5	106.6
Taxes	9.4	7.0	5.6
Judicial provisions	106.2	101.4	104.3
Other accounts payable	44.0	33.0	49.6
TOTAL OPERATING LIABILITIES	301.7	269.0	317.3

ULTRAGAZ

CONSOLIDATED INCOME STATEMENT

In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2017	2016	2016
Net sales	1,352.3	1,232.6	1,378.8
Cost of sales and services	(1,133.7)	(1,024.5)	(1,137.9)
Gross profit	218.6	208.1	241.0
Operating expenses
Selling	(91.1)	(92.9)	(106.0)
General and administrative	(51.0)	(47.6)	(54.6)
Other operating income (expenses), net	2.2	1.0	1.2
Income from sale of assets	0.5	0.7	0.8
Operating income	79.2	69.3	82.4
Equity in earnings (losses) of affiliates	(0.0)	0.0	(0.0)
EBITDA	120.4	108.5	122.2
Depreciation and amortization	41.2	39.2	39.8
RATIOS
Gross margin (R$/ton)	528	511	548
Operating margin (R$/ton)	191	170	187
EBITDA margin (R$/ton)	290	267	278

21

ULTRACARGO

CONSOLIDATED INVESTED CAPITAL

In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2017	2016	2016
OPERATING ASSETS
Trade accounts receivable	37.2	27.5	33.3
Inventories	6.4	6.6	6.2
Taxes	0.7	2.8	0.5
Other¹	23.1	163.5	393.0
Property, plant and equipment, intangibles and investments	930.5	895.2	932.4
TOTAL OPERATING ASSETS	997.9	1,095.6	1,365.4

OPERATING LIABILITIES
Suppliers	15.2	12.7	37.7
Payroll and related charges	23.0	17.9	22.9
Taxes	5.9	3.5	8.1
Judicial provisions	25.6	13.7	25.4
Other accounts payable²	178.1	157.3	182.4
TOTAL OPERATING LIABILITIES	247.7	205.2	276.5

¹	Trade receivables—indemnification insurance company
²	Includes the long term obligations with clients account and the extra amount related to the acquisition of Temmar, in the port of Itaqui and payables—indemnification clients

ULTRACARGO

CONSOLIDATED INCOME STATEMENT

In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2017	2016	2016
Net sales	100.7	81.0	96.5
Cost of sales and services	(50.2)	(47.4)	(53.8)
Gross profit	50.5	33.5	42.7
Operating expenses
Selling	(1.7)	(1.9)	(2.2)
General and administrative	(23.4)	(17.7)	(29.3)
Other operating income (expenses), net	(15.7)	8.0	51.6
Income from sale of assets	0.1	0.0	(0.0)
Operating income	9.8	22.0	62.8
Equity in earnings (losses) of affiliates	0.3	(0.0)	(0.0)
EBITDA	21.7	32.6	73.8
Depreciation and amortization	11.7	10.7	11.0
RATIOS
Gross margin	50%	41%	44%
Operating margin	10%	27%	65%
EBITDA margin	22%	40%	76%

22

EXTRAFARMA

CONSOLIDATED INVESTED CAPITAL

In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2017	2016	2016
OPERATING ASSETS
Trade accounts receivable	141.1	124.0	139.7
Inventories	382.6	340.0	343.7
Taxes	101.8	81.8	95.5
Other	19.5	15.2	16.2
Property, plant and equipment, intangibles and investments	1,029.6	936.9	1,027.4
TOTAL OPERATING ASSETS	1,674.5	1,497.9	1,622.5

OPERATING LIABILITIES
Suppliers	212.2	157.2	203.8
Payroll and related charges	40.5	32.8	34.6
Taxes	23.1	9.1	18.7
Judicial provisions	59.6	60.4	58.7
Other accounts payable	11.5	13.5	11.7
TOTAL OPERATING LIABILITIES	346.8	273.0	327.6

EXTRAFARMA

CONSOLIDATED INCOME STATEMENT

In millions of Reais

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2017	2016	2016
Gross revenues	476.0	372.1	460.4
Sales returns, discounts and taxes	(26.2)	(21.8)	(27.1)
Net sales	449.8	350.2	433.3
Cost of products and services sold	(303.9)	(238.4)	(290.4)
Gross profit	145.9	111.9	143.0
Operating expenses	(150.1)	(116.5)	(141.0)
Other operating income (expenses), net	0.0	(0.0)	0.3
Income from sale of assets	(5.6)	0.0	(0.8)
Operating income	(9.8)	(4.6)	1.4
EBITDA	4.1	5.2	13.2
Depreciation and amortization	13.9	9.8	11.8
RATIOS¹
Gross margin	31%	30%	31%
Operating margin	-2%	-1%	0%
EBITDA margin	1%	1%	3%

¹	Calculated based on gross revenues

23

ULTRAPAR PARTICIPAÇÕES S/A

LOANS

In millions of Reais – IFRS

LOANS	Balance in March/2017[1]
	Ipiranga	Oxiteno	Ultragaz	Ultracargo	Extrafarma	Ultrapar Parent Company / Other	Ultrapar Consolidated	Index/ Currency	Weighted average interest rate (% p.y.) [2]	Maturity
Foreign Currency
Notes [5]	—	—	—	—	—	2,375.6	2,375.6	US$	+5.3	2026
Foreign loan [3]	900.2	—	—	—	—	—	900.2	US$+LIBOR	+0.7	2017 a 2018
Foreign loan	—	228.9	95.2	—	—	—	324.1	US$+LIBOR	+1.9	2018 a 2020
Foreign loan [4]	243.5	—	—	—	—	—	243.5	US$	+2.2	2018
Financial institutions	—	188.2	—	—	—	—	188.2	US$+LIBOR	+3.0	2019 a 2021
Financial institutions	—	105.2	—	—	—	—	105.2	US$	+2.7	2017
Advances on Foreign Exchange Contracts (ACC)	—	45.9	—	—	—	—	45.9	US$	+3.0	< 129 dias
Advances on Foreign Exchange Contracts (ACE)	—	42.4	—	—	—	—	42.4	US$	+2.9	< 55 dias
Financial institutions	—	33.1	—	—	—	—	33.1	MXN	+7.4	2017
BNDES	—	6.1	—	—	—	—	6.1	US$	+6.2	2017 a 2020
Financial institutions	—	3.4	—	—	—	—	3.4	MX$+TIIE	+1.5	2017
Financial institutions	—	0.2	—	—	—	—	0.2	Bs$	+24.0	2017
	—	—	—	—	—	—	—
Subtotal	1,143.7	653.3	95.2	—	—	2,375.6	4,267.9
Local Currency
Banco do Brasil floating rate	2,987.3	—	—	—	—	—	2,987.3	CDI	107.4	2017 a 2022
Debentures IPP	1,977.4	—	—	—	—	—	1,977.4	CDI	107.1	2017 a 2021
Debentures – 5th issuance	—	—	—	—	—	804.0	804.0	CDI	108.3	2018
BNDES	114.6	40.2	92.1	28.2	—	—	275.0	TJLP	+2.4	2017 a 2021
Export Credit Note floating rate	—	158.5	—	—	—	—	158.5	CDI	101.5	2018
BNDES	35.0	7.7	27.6	—	—	—	70.3	SELIC	+2.3	2017 a 2021
BNDES EXIM	—	62.3	—	—	—	—	62.3	TJLP	+3.5	2018
Financial leasing	—	—	48.0	—	—	—	48.0	IGPM	+5.6	2017 a 2031
Research and projects financing (FINEP)	15.0	30.4	—	—	—	—	45.4	R$	+4.0	2017 a 2021
Banco do Nordeste do Brasil	—	16.6	—	25.8	—	—	42.4	R$	+8.5	2017 a 2021
BNDES	25.0	2.3	8.5	0.3	0.4	—	36.5	R$	+5.5	2017 a 2022
Research and projects financing (FINEP)	2.0	30.1	2.1	—	—	—	34.2	TJLP	+0.9	2017 a 2023
BNDES EXIM	—	28.9	—	—	—	—	28.9	SELIC	+3.9	2018
Agency for Financing Machinery and Equipment (FINAME)	—	—	—	—	0.1	—	0.1	TJLP	+5.7	2017 a 2022
Financial leasing floating rate	—	—	—	—	0.0	—	0.0	CDI	+2.8	2017
Financial leasing fixed rate	—	—	—	—	0.0	—	0.0	R$	+15.6	2017
Subtotal	5,156.3	377.0	178.2	54.3	0.5	804.0	6,570.3
Unrealized losses on swaps transactions	137.9	48.9	13.9	—	—	—	200.7
Total	6,437.8	1,079.2	287.4	54.3	0.5	3,179.6	11,038.9
Composition per maturity
Up to 1 year	1,681.4	326.1	52.5	24.6	0.2	859.3	2,944.2
From 1 to 2 years	1,929.2	317.9	137.3	9.0	0.1	(5.3)	2,388.3
From 2 to 3 years	1,468.2	84.5	34.1	9.0	0.1	(5.5)	1,590.2
From 3 to 4 years	519.3	331.2	25.7	8.1	0.0	(5.9)	878.4
From 4 to 5 years	503.1	11.8	2.9	3.7	0.0	(6.2)	515.3
Thereafter	336.7	7.7	34.9	—	—	2,343.2	2,722.4
Total	6,437.8	1,079.2	287.4	54.3	0.5	3,179.6	11,038.9

Libor = London Interbank Offered Rate / Bs = Bolivar / MX$ = Mexican Peso / TIIE = Mexican Interbank Interest Rate Even / CDI = interbank certificate of deposit rate / TJLP = basic financing cost of BNDES (set by National Monetary Council). On March 31, 2017, TJLP was fixed at 7.5% p.a. / IGPM = General Index of Market Prices / SELIC = base interest rate set by Brazilian Central Bank

	Balance in March/2017[1]
	Ipiranga	Oxiteno	Ultragaz	Ultracargo	Extrafarma	Ultrapar Parent Company / Other	Ultrapar Consolidated

CASH AND LONG TERM INVESTMENTS	1,160.5	2,914.5	120.1	369.7	70.7	117.6	4,753.1

[1]	As provided in IAS 39, transaction costs incurred in obtaining financial resources were deducted from the value of the financial instrument.
[2]	Certain loans are hedged against foreign currency and interest rate exposure (see note 31 to financial statements).
[3]	For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 102.9% of CDI on average.
[4]	For this loan, a hedging instrument was hired with the objective of swapping the fixed to floating rate, equivalent to 101.5% of CDI on average.
[5]	These transactions were designated for hedge accounting (see Note 31 – Hedge Accounting).

24

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (04/2017)

Date, Time and Location:

May 10, 2017, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:

(i) Members of the Board of Directors, duly signed; and (ii) member of the Fiscal Council, duly signed, pursuant to the terms of paragraph 3 of article 163, of the Brazilian Corporate Law.

Decisions:

1.	Pursuant to article 23 of the Company’s Bylaws, the Board of Directors approved the election, for Chairman of the Board of Directors, of the Board member PAULO GUILHERME AGUIAR CUNHA, Brazilian, married, engineer, holder of identity card RG nr 4.554.607/SSP-SP and registered under CPF/MF nr 008.255.498-68, and for Vice-Chairman, of the Board member PEDRO WONGTSCHOWSKI, Brazilian, divorced, chemical engineer, holder of identity card RG nr 3.091.522-3-SSP/SP and registered under CPF/MF nr 385.585.058-53, both with business address at Av. Brigadeiro Luís Antônio, nr 1.343, 9th floor, in the City and State of São Paulo (ZIP 01317-910).

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on May 10th, 2017)

2.	Pursuant to article 42 of the Company’s Bylaws the Board of Directors approved the nomination of Mr. Alexandre Gonçalves Silva, Mr. Lucio de Castro Andrade Filho, Mr. Nildemar Secches and Mr. Pedro Wongtschowski, as members of the People and Organization Committee, all of whom declared to have agreed and accepted the duties inherent to the position for which they are hereby appointed, up to the end of their term of office as Directors as established at Annual and Extraordinary General Shareholders’ Meeting held on April 19, 2017.

3.	Pursuant to article 28, item “b” of the Company’s Bylaws, the Board of Directors approved the election of the persons qualified below for Officers of the Company, with mandate term until the Annual General Shareholders’ Meeting of 2019 that will examine the documents referred to in article 133 of the Brazilian Corporate Law, related to the fiscal year ending on December 31st, 2018:

For Chief Executive Officer:

•	THILO HELMUT GEORG MANNHARDT, German, single, engineer, holder of identity card RNE nr V031505W-CGPI/DIREX/DPF and registered under CPF/MF nr 050.114.298-30.

For Investor Relations Officer:

•	ANDRÉ PIRES DE OLIVEIRA DIAS, Brazilian, married, administrator, holder of identity card RG nr 8.470.815-3 SSP/SP and registered under CPF/MF nr 094.244.028-56;

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on May 10th, 2017)

For Officers:

•	ANDRÉ COVRE, Brazilian, married, administrator, holder of identity card RG nr 17.841.059/SSP-SP and registered under CPF/MF nr 130.335.108-09;

•	JOÃO BENJAMIN PAROLIN, Brazilian, married, chemical engineer, holder of identity card RG nr 8.658.508-3/SSP-SP, and registered under CPF/MF nr 029.320.368-74;

•	LEOCADIO DE ALMEIDA ANTUNES FILHO, Brazilian, married, economist, holder of identity card RG nr 2003414808/SSP-RS, and registered under CPF/MF nr 206.129.230-53;

•	PEDRO JORGE FILHO, Brazilian, married, engineer, holder of identity card RG nr 6.031.456/SSP-SP and registered under CPF/MF nr 822.913.308-53; and

•	RICARDO ISAAC CATRAN, Brazilian, married, engineer, holder of identity card RG nr 3.453.064/IFP-RJ, and registered under CPF/MF nr 597.657.207-34.

4.	After having analyzed and discussed the performance of the Company in the first quarter of the current fiscal year, the respective financial statements were approved.

5.	The members of the Board were updated on strategic and expansion projects of the Company.

6.	The members of the Board were updated on the amendment to the Novo Mercado Regulation proposed by BM&FBovespa S.A. –Bolsa de Valores, Mercadorias e Futuros, and discussed the proposed changes, the restricted inquiry process and the impacts to the Company.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on May 10th, 2017)

7.	The members of the Board of Directors verified, under the Securities Trading Policy of the Company, the compliance of the transactions performed by the beneficiaries of individual investment programs with those programs duly filed by them with the Company.

8.	The members of the Board examined and approved, in accordance with Ultrapar’s Investment Approval Policy, the update for the project to expand the production capacity in the United States of America by Oxiteno, the Company’s chemical business.

Observation: (i) The deliberations were approved, with no amendments or qualifications, by all the members of the Board of Directors; (ii) the business address for all the Officers elected is Av. Brigadeiro Luís Antonio, nr 1343, 9th floor, in the City and State of São Paulo (ZIP 01317-910), except for Mr. Leocadio de Almeida Antunes Filho, whose business address is at Av. Francisco Eugênio, nr 329, 10th floor in the City and State of Rio de Janeiro (ZIP 20948-900); and (iii) the Officers elected hereby are invested today in their functions, through the execution of their instruments of assumption of duties and, previously consulted, declared that: (a) there is no ongoing impediment which could prevent any of them from exercising the activities they have been designated to; (b) they do not occupy any position in companies that can be considered market competitors of the Company and (c) they do not have conflict of interest with the Company, in accordance with article 147 of the Brazilian Corporate Law.

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on May 10th, 2017)

As there were no further matters to be discussed, the meeting was closed, and the minutes of this meeting were written, read and approved by all the undersigned members present, as well as by the member of the Fiscal Council present.

Paulo Guilherme Aguiar Cunha – Chairman

Pedro Wongtschowski – Vice-Chairman

Alexandre Gonçalves Silva

Carlos Tadeu Fraga

Jorge Marques de Toledo Camargo

José Maurício Pereira Coelho

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

Flavio César Maia Luz – Member of the Fiscal Council

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2017

ULTRAPAR HOLDINGS INC.

By:	/s/Andre Pires De Oliveira Dias
Name: Andre Pires de Oliveira Dias
Title: Chief Financial and Investor Relations Officer

(Individual and Consolidated Interim Financial Information for the Three-Month Period Ended March 31, 2017 Report on Review of Interim Financial Information, 1Q17 Earnings release and Board of Directors Minutes)